02055052

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PA International Limited

*CURRENT ADDRESS Clarendon House
2 Church Street
Hamilton HM 11 Bermuda

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

FILE NO. 82- 34685 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: Amy O'Brien

DATE : 9/24/02

LOEB&LOEB LLP

A LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

345 PARK AVENUE
NEW YORK, NY 10154-0037

TELEPHONE: 212.407.4000
FACSIMILE: 212.407.4990
www.loeb.com

L&L
www.loeb.com

Direct Dial: 212-407-482
E-mail: dfischer@loeb.com

02 MAY -1 PM 5:10

April 29, 2002

VIA FEDERAL EXPRESS

Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C 20549

Re: Initial Submission Pursuant To Rule 12g3-2(b) Under The Securities Exchange Act of 1934 With Respect To The Parties Listed On Schedule I Hereto.

Dear Ladies and Gentleman:

The following information is furnished on behalf of PA International Limited (the "Company"), a company incorporated under the laws of Bermuda, and certain of its subsidiaries, identified below as "Venture Companies" to qualify the Company and each Venture Company for exemption from the registration requirement of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act. The Company and each Venture Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Exchange Act.

The Company is a subsidiary of PA Holdings Limited, a corporation organized under the laws of England ("PA"). All of PA's ordinary shares are held by current or former employees of PA and their dependents or trusts established by PA for the benefit of current and former employees of PA and their dependents. PA contributed substantially all of its assets, including all or a majority, as the case may be, (as described further herein) of the shares of each of the Venture Companies, to the Company in exchange for all of the Company's Ordinary Shares (as defined below). The Company has also issued to PA an amount of Redeemable Shares (as defined below) of which a portion, from time to time, are subdivided and reclassified into a series of alphabet shares (the "Alphabet Shares"), intended to represent the appreciation in investments that PA makes in businesses that exploit PA's intellectual property, including businesses it starts up. In order to allocate the potential appreciation of the investments among

its current and future employees, PA then distributes the shares in the series, as a dividend in kind, for the benefit of holders of its ordinary shares, including U.S. holders. Through December 31, 2001, PA has distributed Alphabet Shares in the United States respecting the following subsidiaries of the Company (each, a "Venture Company").

Name of Subsidiary	Jurisdiction of Organization	Number of Shares Held by U.S. Residents	Percent of Class Held by U.S. Residents
Cubiks Holdings Limited	England	3,775,815	8.66%
Meridica Limited	England	3,775,815	8.66%
PA Gentle Cloud SA	Switzerland	3,775,815	8.66%
UbiNetics Holdings PLC	England	3,775,815	8.66%

The Company has four outstanding classes of equity securities, namely, its (1) Ordinary Shares of par value 5p each, (2) the sterling redeemable preference shares of par value 5p (the "Redeemable Shares") each, (3) the A preferred ordinary shares of par value 1 Euro (the "A Preferred Ordinary Shares") each, (4) the B preferred ordinary shares of par value 1 Euro each, (5) the C preferred ordinary shares of par value 5p, Class C 2001.0, Class M 2001.0, Class GC 2001.0 and Class U 2001.0 of Alphabet Shares of par value 0.01p each with respect to Cubiks Holdings Limited, Meridica Limited, PA Gentle Cloud SA and UbiNetics Holdings PLC, respectively. The A Preferred Ordinary Shares are traded on the Bourse de Luxembourg. The Bourse de Luxembourg is the only stock exchange on which any securities of the Company are traded.

The Company owns 87.68%, 100%, 100% and 81.54% of the outstanding shares of each of Cubiks Holdings Limited, Meridica Limited, PA Gentle Cloud SA and UbiNetics Holdings PLC, respectively. Cubiks Holding Limited has three outstanding classes of equity securities, namely, its (1) A ordinary shares of par value 0.01 English pounds each, (2) the preference shares of par value 0.01 each and (3) the ordinary shares of par value 0.10 each. Meridica Limited has two outstanding classes of equity, namely, its (1) ordinary shares of par value 0.01 English pounds each and (2) the preference shares of 1.00 English pounds each. PA Gentle Cloud SA has one class of equity securities, namely, its ordinary shares of par value CHF 1,000 each. UbiNetics Holdings PLC has one class of equity securities, namely, its ordinary shares of par value 0.001 English pounds each.

English companies are required to file with the Registrar of Companies, among other things, the following:

- Annual accounts
- Annual returns

- Change of directors and secretary
- Share allotments
- Resolutions

Copies of filings of such materials by Cubiks Holdings Limited, Meridica Limited, PA, and UbiNetics Holdings PLC since January 1, 2002 are attached.

The Company and each Venture Company will furnish to the Securities and Exchange Commission (the "Commission") on an ongoing basis the information required by Rule 12g3-2(b)(1)(iii) of the Exchange Act, if any, promptly after such information is made public, filed or distributed as contemplated by such Rule. If the information, if any, that the Company and each Venture Company make or is required to make public pursuant to the laws of Bermuda, England or Switzerland, as applicable, file with a stock exchange or distribute to security holders shall change from that listed in Annex A, the Company and each Venture Company will furnish the Commission with a revised list reflecting such changes, if any, promptly following the end of the fiscal year in which such changes have occurred.

As required by Rule 12g3-2(b)(1)(v) we are furnishing the Commission with the following information, all of which is submitted to the extent known by the Company and each Venture Company or which can be obtained without unreasonable effort or experience on the part of the Company and each Venture Company:

(a) the number of U.S. beneficial owners of Alphabet Shares is 327, and there are no U.S. holders of any other securities of the Company or a Venture Company;

(b) the amount and percentage interest of each class of outstanding equity securities held by residents in the U.S. is as set forth in the above table;

(c) each series of Alphabet Shares were distributed to employees of PA as dividends in kind as described in the second paragraph of this letter; and

(d) neither the Company nor any affiliate thereof has engaged in any public distribution of securities, other than the sale by the Company of the A Preferred Ordinary Shares on the Bourse de Luxembourg on December 28, 2001.

The information contained in, and the information and documents enclosed with, this letter are being furnished pursuant to Rule 12g3-2(b)(1), on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that either the Company or any Venture Company is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to us.

Very truly yours,

David C. Fischer
of Loeb & Loeb LLP

DF:dpa
01544510013
NY222300.7

Enclosures

Document	Date
Cubiks Holdings Limited	
Appointment of director or secretary--Smith	April 11, 2002
Terminating appointment as director or secretary--Hayes	April 25, 2002
Meridica Limited	
Annual Return	February 2, 2002
Appointment of director or secretary—Herrick	April 10, 2002
Terminating of appointment of director or secretary—Asher	April 11, 2002
Return of Allotment of Shares	April 15, 2002
Terminating appointment as director or secretary--Hayes	April 25, 2002
Ubinetics Holdings plc	
Reports and Accounts	year ended December 31, 2001
Special resolution	March 13, 2002
Return of Allotment of Shares	March 28, 2002
Appointment of director or secretary—Pitman	April 23, 2002
Terminating appointment as director or secretary--Hayes	April 25, 2002
Special resolution	April 22, 2002

PA Consulting Group

PA INTERNATIONAL LIMITED

Incorporated with limited liability in Bermuda

Listing of 5,000,000 Floating Rate Guaranteed Voting A Preferred Ordinary Shares of €1.00 par value each guaranteed to the extent set forth herein by

DEXIA BANQUE INTERNATIONALE À LUXEMBOURG

Issue price: 100% of the par value of €1.00 per Preference Share

5,000,000 floating rate guaranteed voting A Preferred Ordinary Shares of €1.00 each to be issued by PA International Limited have been placed by Dexia BIL on a private basis.

The payment of preference dividends and payments on liquidation or redemption with respect to the Preference Shares are unconditionally guaranteed by Dexia BIL to the extent described under "**The Guarantee**" below.

The Preference Shares will entitle holders to receive (subject to the limitations described under "**Description of the Preference Shares**" below) preferential cash dividends, calculated at a rate per annum of 6 month EURIBID plus 40 basis points, accruing from the date of issue and payable in arrears in respect of the six month periods ending on 30 June and 31 December of each year, commencing with the period beginning on the date of issue and ending on 30 June 2002.

The Preference Shares are redeemable on any Dividend Payment Date from the date five years after the date of issue at the option of the Preference Shareholder, and on any Dividend Payment Date at the option of the Company, in each case at €1.00 per Preference Share plus accrued and unpaid Preference Dividends for the Dividend Period ending on the date fixed for redemption.

The Preference Shares will be in registered form. Shareholders will be issued with share certificates on request.

Application has been made to list the Preference Shares on the Luxembourg Stock Exchange. As the Preference Shares are structured from the economic point of view as debt securities, the Luxembourg Stock Exchange will list the Preference Shares under the section "Other Issues".

An investment in the Preference Shares involves a certain degree of risk. See "Risk Factors". In making an investment decision, investors must rely on their own examination of the Company including the merits and risks involved.

28 DECEMBER 2001

CONTENTS

Page

INTRODUCTION

To the best of the knowledge and belief of the Directors, whose names and functions are set out at page 26 below, the information contained in this Listing Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information. The Directors are responsible for the content of this Listing Prospectus.

Application has been made to list the Preference Shares on the Luxembourg Stock Exchange.

For so long as the Preference Shares are listed on the Luxembourg Stock Exchange, permission under the Exchange Control Act 1972 of Bermuda (and regulations made thereunder) has been obtained from the Bermuda Monetary Authority (the "**Authority**") for the issue and subsequent transfer of the Preference Shares to persons not resident in Bermuda for exchange control purposes and for the issue and subsequent transfer of up to 20% of the Preference Shares in issue to persons regarded as residents of Bermuda for exchange control purposes. In addition, a copy of this Listing Prospectus has been delivered to the Registrar of Companies in Bermuda (the "**Bermuda Registrar**") for filing pursuant to the Companies Act 1981 of Bermuda, as amended. Any approvals or permissions received from the Authority or the acceptance of this Listing Prospectus for filing by the Bermuda Registrar does not constitute a guarantee by the Authority or the Bermuda Registrar as to the performance or credit worthiness of the Company. Furthermore, in giving such approvals or permissions or accepting this Listing Prospectus for filing, neither the Authority nor the Bermuda Registrar shall be liable for the performance of the Company or for the financial soundness of any proposals or for the correctness of any statements made or opinions expressed with regard to them.

The Company has been incorporated in Bermuda as an exempted company with limited liability.

This Listing Prospectus contains information a prospective investor should be aware of before investing in the Preference Shares. In particular prospective investors should be aware that the subscription and/or the purchase of Preference Shares represents an investment involving certain risks. Accordingly, the attention of prospective investors is drawn to the "Risk Factors" at page 16 below.

No person has been authorised to give any information or to make any representation not contained in this document and, if given or made, such information or representation must not be relied upon as having been authorised by the Company. Neither the delivery of this document nor any subscription, sale or purchase made in connection herewith shall, in any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This document does not constitute an offer of, or an invitation by or on behalf of the Company to subscribe for or purchase, any of the Preference Shares.

Statements that are not historical facts, including statements about the beliefs and expectations of the Company, are forward-looking statements. These statements are based on current plans, estimates and projections. Therefore, prospective investors should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Actual results can differ materially from those contemplated in any forward-looking statement.

The distribution of this Listing Prospectus and the offering of the Preference Shares in certain jurisdictions may be restricted by law. Persons in the possession of this Listing Prospectus must inform themselves about and observe any such restrictions.

In particular the Preference Shares have not been and will not be registered under the United States Securities Act of 1933 (the **"Securities Act"**), as amended nor has the Company been registered under the United States Investment Company Act of 1940, as amended. Except under circumstances not violating the applicable legislation of the United States of America, including any state or the District of Columbia (the **"United States"**), the Preference Shares may not be offered, sold or delivered within the United States or to US Persons (see below). Accordingly no offer to subscribe for the Preference Shares is being made in the United States and offering materials with respect to the offering may not be distributed or sent into the United States.

"**US Person**" means any resident or citizen of, or corporation or other entity created or organised in, or under the laws of, the United States or any other territory or other area subject to its jurisdiction or any estate or trust the income of which is subject to United States Federal Income Tax regardless of its source.

Furthermore the Preference Shares may not be offered or sold in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the United Kingdom Public Offers of Securities Regulations 1995 (as amended). This Listing Prospectus is exempt from the requirements of section 21 of the Financial Services and Markets Act 2000 regarding financial promotions in the UK pursuant to Article 67 of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.

In addition, the Bye-laws contain certain restrictions in respect of the holding of Preference Shares by certain persons connected with the PA Group.

DEFINITIONS

In this Listing Prospectus, unless otherwise specified or the context otherwise requires, the following words and expressions shall have the following meanings:

Board:	The board of directors of the Company;
business day:	Any day on which banks are generally open for business in Luxembourg;
Bye-laws:	The memorandum of association and Bye-laws of the Company;
Calculation Agent:	The calculation agent for the Company in respect of the Preference Shares, being Dexia BIL, or such other person as the Directors may appoint from time to time;
Clearstream:	Clearstream Banking S.A.;
Company or **PA International Limited or PAIL or Issuer:**	PA International Limited, an exempted limited company incorporated under the laws of Bermuda;
Dexia BIL:	Dexia Banque Internationale à Luxembourg of 69, route d'Esch, L-2953 Luxembourg;
Directors:	The directors of the Company;
Distributable Reserves:	Sums which are, subject to the Companies Act 1981 of Bermuda, available for distribution by the Company (see further at **"Description of the Preference Shares"** below);
Dividend Payment Date:	30 June 2002 in respect of the first payment of the Preference Dividend, and thereafter 30 June and 31 December in each year, unless in any case any such date is not a business day, in which case the relevant payment date shall be the last business day before such date;
Dividend Period:	The period commencing on the date of issue of the Preference Shares and ending on 30 June 2002 in respect of the first payment of the Preference Dividend, and thereafter each period of six months ending on a Dividend Payment Date;
EURIBID:	On any day, the six month rate certified by the Calculation Agent as being the bid rate per annum for a deposit in Euros as determined by the Banking Federation of the European Union and displayed on the appropriate page of the Reuters screen at around 11 am (Luxembourg time) that day, or if no such rate is displayed, at the rate notified to the Company by the Calculation Agent;
Euroclear:	Euroclear Bank S.A. as operator of the Euroclear system;

Guarantee:	The Guarantee dated 28 December 2001 entered into by Dexia BIL, guaranteeing certain obligations of the Company in respect of the Preference Shares;
Listing Agent:	The listing agent for the Company in respect of the Preference Shares, being Dexia BIL, or such other person as the Directors may appoint from time to time;
PA or **PA Consulting Group** or **Group** or **PA Group:**	PA Holdings and all of its subsidiaries, including the Company;
PA Holdings:	PA Holdings Limited, a private limited company incorporated under the laws of England and Wales;
Paying Agent:	The paying agent for the Company in respect of the Preference Shares, being Dexia BIL, or such other person as the Directors may appoint from time to time, provided that a paying agent will be maintained in Luxembourg by the Company for so long as the Preference Shares are listed on the Luxembourg Stock Exchange;
Placing:	The private placing of 5,000,000 Preference Shares by Dexia BIL as agent for the Company;
Preference Dividend:	The preferential dividend payable on the issued Preference Shares;
Preference Shareholder:	A registered holder of Preference Shares;
Preference Shares:	The A preferred ordinary shares of €1.00 par value each in the Issuer;
Registrar:	The registrar and transfer agent for the Company in respect of the Preference Shares, being First European Transfer Agent S.A., of 11, Boulevard Grande-Duchesse Charlotte, BP 1755, L-1017 Luxembourg, or such other person as the Directors may appoint from time to time.

In this Listing Prospectus, unless otherwise specified or the context otherwise requires, references to "€" and "Euro" are to the single currency of the participating members states of the European Union and to "£" and "pence" are to Pounds Sterling.

DESCRIPTION OF THE PREFERENCE SHARES

The following information has been extracted without material adjustment from, and is qualified in its entirety by, the more detailed information and consolidated financial statements included elsewhere in this Listing Prospectus, and by the Bye-laws of the Issuer, and it should be read in conjunction therewith. *A copy of the Bye-Laws has been registered with the Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg), where such documents are available for inspection and where copies thereof can be obtained upon request. Copies of the Bye-laws may also be obtained from the registered offices of the Company and the Listing Agent.*

Status of the Preference Shares

5,000,000 Preference Shares have been issued on 28 December 2001.

The Preference Shares will rank *pari passu* with each other and with the B preferred ordinary shares of the Company with respect to participation in profits (including as to payment of preferential dividends) and assets. The Bye-laws prohibit the issue (without the prior consent of the holders of the Preference Shares as a class) of any shares ranking, as to participation in the profits or assets of the Company, in priority to the Preference Shares.

The Preference Shares are shares in the capital of a Bermuda company. The rights attaching to the Preference Shares are contained in the Bye-laws, which will be construed in accordance with and accordingly are governed by the laws of Bermuda. Bermudian law may differ from laws in other jurisdictions, and investors should not therefore assume that the Preference Shares have the same features as preference shares or other similar instruments in their own jurisdictions. For a description of the tax treatment of the Preference Shares in certain jurisdictions, please see "Taxation and Exchange Controls" on page 42 below.

Dividends

The Preference Dividend is a floating non-cumulative preferential dividend on each Preference Share (net of any tax required to be deducted therefrom) calculated at the rate per annum equal to EURIBID plus 40 basis points on the amount of the par value paid up per Preference Share per Dividend Period, where EURIBID shall, for these purposes, be taken at the rate prevailing on the date which is two business days prior to the first day of the relevant Dividend Period.

The Preference Dividend rate applicable on each Dividend Payment Date, as calculated by the Calculation Agent, will be published in a newspaper widely circulated in Luxembourg (expected to be Luxemburger Wort), and will be communicated to the Luxembourg Stock Exchange at the beginning of the relevant Dividend Period.

Subject to the Bye-laws, the Preference Dividend will accrue daily from the date of issue of the relevant Preference Share and will be payable in arrears in respect of each Dividend Period.

Preference Dividends are payable within 14 days of each Dividend Payment Date in priority to the transfer of any sum to reserves or any rights of the holders of any other class of shares in the capital of the Company.

The Preference Dividend may not be paid to the extent that such payment, together with any Preference Dividends paid previously during the relevant financial year and any Preference Dividend

proposed to be paid during the relevant Dividend Period, would together exceed Distributable Reserves (see further under **"Distributable Reserves"** below). Also, the Bye-laws contain provisions restricting the Preference Shareholders and the holders of the alphabet shares of the Company together to receipt of a maximum of 25% of the "available profits" of the Company in any accounting period, where the "available profits" are either (a) the total profits of the Company which arise in that accounting period (whether or not any of those profits are in fact distributed) determined as if the Company was resident for tax purposes in the United Kingdom or (b) if there are no such profits in that accounting period, the sum of £100. Bermudian law does however permit the making of distributions to shareholders (including Preference Dividends and redemption payments on Preference Shares) otherwise than out of "available profits" as defined above, and in particular allows such payments to be made out of contributed surplus in priority to any other distributable reserve, and it is the current intention of the Company that if insufficient "available profits" existed, such payments would be made from such other available sources. At the date of this Listing Prospectus the contributed surplus account of the Company has credited to it an amount in excess of £700,000,000.

Any Preference Dividend which has remained unclaimed for 6 years from the relevant Dividend Payment Date shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

Liquidation Rights

On a return of capital on liquidation or otherwise, the assets of the Company available for distribution amongst the shareholders shall be applied, in priority to any payment to the holders of any other class of shares in the capital of the Company (other than the redeemable shares and B Preferred Ordinary Shares of the Company), in paying to the Preference Shareholders, pro rata to their holdings of Preference Shares, the amount of the par value paid up per Preference Share held by them.

The Preference Shares do not confer any further right of participation in the profits or assets of the Company.

Redemption and Repurchase

The Preference Shares are perpetual, but the Company may from time to time:

(i) Purchase its own shares in accordance with the provisions of the Bye-laws and Section 42A of the Companies Act 1981 of Bermuda; and

(ii) Subject to the provisions of the Bye-laws and of Sections 42 and 43 of such Act, issue shares or convert existing shares into shares which are, at the option of the holder or the Company, liable to be redeemed.

Subject to and in accordance with the Bye-laws, the Preference Shares are redeemable in multiples of 1,000 Preference Shares on any Dividend Payment Date at the option of the Company, and on any Dividend Payment Date from the date five years after the date of issue at the option of the relevant Preference Shareholder, in each case at €1.00 per Preference Share plus an amount equal to accrued and unpaid Preference Dividends for the then current Dividend Period to the date fixed for redemption.

Although the Company has a power to redeem Preference Shares on any Dividend Payment Date, it is currently anticipated that the Company would only exercise such power in certain limited circumstances. The Company also has the right to redeem compulsorily at any time any Preference Share at €1.00 per Preference Share in the circumstances described under "Transfer" below.

A Preference Shareholder wishing to redeem Preference Shares must complete a redemption request form (available from the Paying Agent or Registrar) (**Redemption Form**). Redemption Forms must be sent to the Paying Agent or Registrar either by post, or by facsimile with the original to follow by post, to be received by 5.00pm (Luxembourg time) no more than 180 and no less than 30 days before the relevant Dividend Payment Date. Any Redemption Form received by the Paying Agent or Registrar after such time will be held over until the next Dividend Payment Date. Except with the consent of the Board, no duly served Redemption Form may be withdrawn or amended. No fractions of Preference Shares may be redeemed. Redemption proceeds will normally be paid to the registered Preference Shareholder within seven days after the relevant Dividend Payment Date provided the Paying Agent is in receipt of all original authorised redemption documentation.

Redemption payments may not be paid to the extent that such payments would exceed **Distributable Reserves**. The "available profits" restriction described under "Dividends" above will also apply in respect of all redemptions.

Distributable Reserves

The amount of Distributable Reserves available at any time will be subject to, amongst other things, Sections 42 and 54 of the Companies Act 1981 of Bermuda. Section 42 provides that the Company may not redeem Preference Shares if, on the date on which the redemption is to be effected, there are reasonable grounds for believing that the Company is, or after the redemption would be, unable to pay its liabilities as they become due. In addition, Section 54 of the Act states that a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due, or the realisable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Distributable Reserves would include the contributed surplus account of the Company, as described under **"Dividends"** above.

Payments

All payments on the Preference Shares will be made by the Paying Agent by telegraphic transfer (less expenses) to the bank account stated by the Preference Shareholder on the Redemption Form or as otherwise notified by the Preference Shareholder to the Registrar in writing no later than 5.00pm Luxembourg time five days before the relevant payment date.

Voting Rights

The Preference Shares carry one vote per Preference Share at general meetings of shareholders of the Company, other than a general meeting held in the circumstances set out in the Bye-laws to consider a resolution of the shareholders to consolidate and/or subdivide any alphabet shares.

The holders of the ordinary shares of the Company shall have the right to receive notice of and to attend and vote at any general meeting of the Company. The ordinary shares as a class shall carry such number of votes as is equal to 150% of the number of votes which may be cast by the holders of all of the Preference Shares as a class from time to time at a general meeting of the Company.

No Preference Shareholder may acquire any Preference Shares if and to the extent that, as a consequence of such acquisition, that person would hold more than 4 per cent of the voting rights of the Company.

Transfer

Preference Shares are (save as hereinafter specified) freely transferable and may be transferred by share transfer form in the form set out in the Bye-laws (available from the Paying Agent or Registrar) or in writing in a form approved by the Directors, submitted to the Registrar together with any share certificate issued in respect of the relevant Preference Shares, or by compliance with the relevant transfer procedures as laid down by the relevant rules and regulations of Euroclear and/or Clearstream. Prior to the registration of any transfer, the transferee will have to submit all requested identification documents and may be required to make a declaration of eligibility to be a Preference Shareholder in accordance with the Bye-laws (as described further below).

Under the Bye-laws:

(i) No Preference Shareholder may acquire any Preference Shares if and to the extent that, as a consequence of such acquisition, that person would hold more than 4 per cent of the voting rights of the Company.

(ii) No person may acquire Preference Shares if, at the date of such acquisition, such person is:

- a Director or an associate* of a Director of the Company;
- a company which is under the control of any such Director or associate* or of two or more persons each of whom is such a Director or associate*;
- an associated company of the Company;
- an employee of the Company, any holding company of the Company or any associated company of the Company;
- a holder of ordinary shares in PA Holdings; or
- a person whose rights and powers in respect of any Preference Shares may be attributed to a person falling within the above categories pursuant to section 416(5) of the UK Income & Corporation Taxes Act 1988;

unless such person has first given notice in writing to the Company that he is a person to which any of the foregoing provisions applies, and the Directors have consented in writing to the proposed transfer.

(iii) No person may acquire Preference Shares if such Preference Shares are to be held as part of any fund the capital or income of which is applicable or applied wholly or mainly for the benefit of, or of the dependants of, the employees or Directors, or past employees or Directors, of the Company, or of any company described above, unless such person has first given notice in writing to the Company that he is such a person, and the Directors have consented in writing to the proposed transfer.

(iv) The Directors may, as a condition of registering any transfer of Preference Shares, require the proposed transferee to complete a declaration confirming that he is a Qualified Holder (as defined in the Bye-laws) and, until the proposed transferee has provided such declaration in

---

* For these purposes, an **associate** is the mother, father, wife, husband, child, grandchild, grandparent, brother or sister of the relevant person.

form satisfactory to the Directors, the Directors will not be required to register or otherwise recognise the transfer of the Preference Shares to such proposed transferee.

(v) The Board shall also have power to impose such restrictions as it deems necessary for the purpose of ensuring that no Preference Shares are held by any person:

- who is not a Qualified Holder; or
- in breach of the law or requirements of any country or governmental authority; or
- in circumstances (whether directly or indirectly affecting such person and whether taken alone or in conjunction with any other persons, connected or not, or any other circumstances appearing to the Board to be relevant) which in the opinion of the Board might result in PA Holdings or the Company incurring any, or any increased, liability to taxation or suffering any other pecuniary or regulatory disadvantage which PA Holdings or the Company might not otherwise have incurred or suffered.

(vi) If it shall come to the notice of the Board that any Preference Shares are owned legally or beneficially by any person in contravention of any relevant restriction in the Bye-laws the Board may give notice to such person requiring him to transfer such Preference Shares to a person who would not thereby be in contravention of any such restriction. If any person upon whom such a notice is served does not within thirty days after such notice transfer such Preference Shares as aforesaid or establish to the satisfaction of the Board (whose judgement shall be final and binding) that such Preference Shares are not held in contravention of any such restriction he shall be deemed upon the expiration of such period of thirty days to have given a request in writing for the redemption of all such Preference Shares and the Company may then immediately redeem such Preference Shares.

Guarantee

The payment of Preference Dividends and payments on the Preference Shares on liquidation or redemption have been irrevocably and unconditionally guaranteed by Dexia BIL pursuant to the Guarantee. Notwithstanding the foregoing, Dexia BIL will not be obliged to make any payment under the Guarantee in respect of Preference Shares to the extent that such payment is not required or permitted to be made, pursuant to the Companies Act 1981 of Bermuda or the Bye-laws. It is expected that the Guarantee will be secured by the deposit with Dexia BIL of the net subscription proceeds of the Placing, or by replacement security acceptable to Dexia BIL. The Guarantee is terminable at the option of Dexia BIL on not less than 12 months' notice, ending on a Dividend Payment Date. In such circumstances, if the Company is not able to obtain a suitable equivalent replacement Guarantee, it currently anticipates that it will redeem all of the Preference Shares with effect from the termination of the Guarantee. For the full terms of the Guarantee, see **"The Guarantee"** on pages 11 to 15.

Withholding Tax

The payment of Preference Dividends and other amounts in respect of the Preference Shares and under the Guarantee will be made free of, respectively, Bermudian and Luxembourg withholding taxes, unless such taxes are required by law to be withheld.

Use of Proceeds

The net proceeds of subscriptions for the Preference Shares, being approximately €4,850,000, will be used by the Company for its general corporate purposes, and it is expected that they will be deposited

with Dexia BIL and held as security for the Guarantee. See "**The Guarantee**" on pages 11 to 15 below for further details.

Form

The Preference Shares will be in registered form. Share certificates will be issued to Preference Shareholders in respect of their Preference Shares on request in writing to the Registrar (in which case a certificate will be sent by post at the Preference Shareholders' risk).

Governing Law

The Preference Shares are shares in the capital of a Bermuda company. The rights attaching to the Preference Shares are contained in the Bye-laws which will be construed in accordance with and will be governed by the laws of Bermuda. The Guarantee and the Registrar Agreement will be governed by the laws of Luxembourg and the courts of Luxembourg will have jurisdiction to hear any disputes in relation thereto.

THE GUARANTEE

The following is the text of the Guarantee:

THIS GUARANTEE (Guarantee) dated 28 December 2001 **IS EXECUTED AND DELIVERED BY DEXIA BANQUE INTERNATIONALE À LUXEMBOURG S.A.**, a société anonyme incorporated under the laws of Luxembourg with registered office at 69 route d'Esch, L-2953 Luxembourg (the **Bank**) for the benefit of the Holders (as defined below).

RECITAL

The Issuer desires to issue the A Preferred Ordinary Shares and the Bank desires to issue this Guarantee for the benefit of the Holders, as provided herein.

NOW, THEREFORE, the Bank executes and delivers this Guarantee for the benefit of the Holders.

1. Definitions and Interpretation

1.1 As used in this Guarantee (including the Recital above), the following terms shall, unless the context otherwise requires, have the following meanings:

A Preferred Ordinary Shares: means the floating rate guaranteed voting A Preferred Ordinary Shares of €1.00 each of the Issuer, the Holders of which are entitled to the benefits of this Guarantee as evidenced by the execution of this Guarantee;

Dividends: means the amount of dividends (whether or not declared) payable per A Preferred Ordinary Share in accordance with the terms thereof;

Dividend Payment Date: means the due date for the payment of Dividends in accordance with the terms of the A Preferred Ordinary Shares;

Guarantee Payments: means (without duplication) (i) any accrued but unpaid Dividends payable on the A Preferred Ordinary Shares; (ii) the Redemption Price payable with respect to any A Preferred Ordinary Shares on redemption by the Issuer; and (iii) the Liquidating Distribution due on the Liquidation Date;

Holder: means any holder from time to time of any A Preferred Ordinary Share; provided, however, that in determining whether the Holders of the requisite percentage of A Preferred Ordinary Shares have given any request, notice, consent or waiver hereunder, Holder shall not include the Bank or any subsidiary of the Bank if the same shall become a Holder;

Issuer: means PA International Limited, a company incorporated under the laws of Bermuda with registered office at Clarendon House, 2 Church Street, PO Box HM 666, Hamilton HM11, Bermuda;

Liquidation Date: means the date of final distribution of the assets of the Issuer in the case of a winding-up of the Issuer (whether voluntary or involuntary);

Liquidating Distribution: means, with respect to the A Preferred Ordinary Shares, the liquidation payment per share as provided by the terms thereof, including any accrued and unpaid Dividends to the date of payment;

Pledge Agreement: means the agreement between the Bank and the Issuer whereby the Issuer agrees to place certain monies on deposit with the Bank, inter alia, as security for this Guarantee; and

Redemption Price: means in respect of each A Preferred Ordinary Share the amount required under the terms thereof to be paid to the Holder upon the redemption of such A Preferred Ordinary Share, including any accrued and unpaid Dividends to the redemption date.

2. Guarantee

2.1 The Bank irrevocably and unconditionally agrees to pay in full to the Holders, the Guarantee Payments (except to the extent paid by the Issuer), as and when due. This Guarantee is irrevocable, unconditional and absolute and shall constitute continuing obligations of the Bank until all Guarantee Payments have been paid in full to all Holders. In particular, but without limitation:

2.1.1 this Guarantee shall remain in force notwithstanding the insolvency, liquidation, amalgamation, reconstruction or dissolution of the Issuer, or the appointment of an administrator of the Issuer or the appointment of a receiver of all or any part of the assets of the Issuer or the commencement of any insolvency proceedings in relation to the Issuer;

2.1.2 the obligations of the Bank under this Guarantee shall not be affected by any act, omission, matter or thing which, but for this clause 2.1.2, might operate to release or otherwise exonerate the Bank from its obligations or affect such obligations, including, without limitation and whether or not known to the Bank:

(a) any time, indulgence, waiver or consent at any time given to the Issuer or any other person;

(b) any compromise or release of, or abstention from perfecting or enforcing, any rights or remedies against the Issuer or any other person;

(c) any legal limitation, disability, incapacity or other circumstance relating to the Issuer or any other person or any amendment to or variation of the terms of the A Preferred Ordinary Shares;

(d) any irregularity, unenforceability or defect in, or invalidity of, any obligation of the Issuer under the terms of the A Preferred Ordinary Shares, in whole or in part;

2.1.3 this Guarantee constitutes the direct obligation of the Bank to make payment in accordance with the terms of this Guarantee without reference to the Issuer and without examination of the liability of the Issuer in respect of any A Preferred Ordinary Share. Any amounts due hereunder will be paid without reference to any rights of set off or counter claim that the Bank may have against the Issuer or any Holder and whether or not the Issuer disputes the truth or accuracy of any statement made in any demand or notice given by a Holder for payment hereunder; and

2.1.4 the Bank agrees that this Guarantee shall not be discharged except by payment of the Guarantee Payments in full and by complete performance of all obligations of the Bank under this Guarantee.

2.2 All Guarantee Payments made hereunder in respect of the A Preferred Ordinary Shares will be without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any person, body or authority anywhere in the world having power to tax (in this clause each being hereafter referred to as a Tax), unless the withholding or deduction of such Tax is required by law. In that event, the Bank will pay such additional amounts as may be necessary in order that the net amounts received by the Holders after such withholding or deduction will equal the amount which would have been receivable in respect of the A Preferred Ordinary Shares in the absence of such withholding or deduction, except that no such additional amounts will be payable to a Holder (or a third party on his behalf) with respect to any A Preferred Ordinary Share to the extent that such Tax is imposed or levied by virtue of such Holder (or beneficial owner) not having made a declaration of non-residence in, or other lack of connection with, any relevant jurisdiction, or other similar claim for exemption (such Holder having been advised of the obligation to make such withholding or deduction).

2.3 This Guarantee shall be deposited with and held by First European Transfer Agent S.A. as Registrar until all the obligations of the Bank under this Guarantee have been discharged in full. The Bank hereby agrees that every Holder shall have a right to the production of, and to obtain a copy of, this Guarantee.

2.4 A Holder may enforce this Guarantee directly against the Bank without the Holder first taking any proceedings against the Issuer, and the Bank waives any right or remedy to require that any action be brought against the Issuer or any other person or entity before proceeding against the Bank. Subject to clause 2.5, all waivers contained in this Guarantee shall be without prejudice to the Holder's right to proceed against the Issuer.

2.5 The Bank shall be subrogated to any and all rights of the Holders against the Issuer in respect of any amounts paid to the Holders by the Bank under this Guarantee and shall have the right to waive payment of any amount of the Dividends in respect of which payment has been made to the Holders by the Bank pursuant to this Guarantee. The Bank shall not (except to the extent required by mandatory provisions of law) exercise any rights which it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of a payment under this Guarantee, if, at the time of any such payment, any amounts are due and unpaid under this Guarantee. If any amount shall be paid to the Bank in violation of the provisions set out in this clause the Bank agrees to pay over such amount to the Holders.

2.6 The Bank acknowledges that its obligations hereunder are several ("solidaire") and independent of the obligations of the Issuer with respect to the A Preferred Ordinary Shares and that the Bank shall be liable as a principal and sole debtor hereunder to make Guarantee Payments pursuant to the terms of this Guarantee, notwithstanding any rights of indemnity or subrogation pursuant to clause 2.5 or otherwise.

2.7 The Bank agrees that subject to applicable laws, the Bank's obligations hereunder constitute unconditional secured obligations of the Bank and rank and will at all times rank *pari passu* with all other outstanding secured and unsubordinated obligations of the Bank, present and future.

3. General

3.1 Subject to operation of law, all guarantees and agreements contained in this Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Bank and shall inure to the benefit of the Holders, each of whom shall be entitled severally ("individuellement") to enforce this Guarantee against the Bank. The Bank shall not transfer its obligations hereunder without the prior approval of the Holders of not less than two-thirds in liquidation preference of the A Preferred Ordinary Shares voting as a single class, which consent shall be obtained in accordance with procedures contained in the Issuer's Memorandum of Association and Bye-laws and the applicable law of Bermuda.

3.2 This Guarantee may be altered only by agreement in writing signed by the Bank with the prior approval of the Holders of not less than two-thirds in liquidation preference of the A Preferred Ordinary Shares voting as a single class, in accordance with the procedures contained in the Issuer's Memorandum of Association and Bye-laws and the applicable law of Bermuda.

3.3 Any notice, request or other communication required or permitted to be given hereunder to the Bank shall be given in writing by delivering the same against receipt therefor or by facsimile transmission (confirmed by mail) addressed to the Bank, as follows (and if so given by facsimile transmission), shall be deemed given upon mailing of confirmation, to:

69 Route d'Esch
L-2953 Luxembourg

Facsimile: +352 4590 2534
Attention: Corporate Finance - Simon Hauxwell/Arnaud Laffalize

3.4 The address of the Bank may be changed at any time and from time to time and shall be the most recent such address furnished in writing by the Bank to the Company.

Any notice, request or other communication required or permitted to be given hereunder to the Holders shall be given by the Bank in the same manner as notices sent by the Issuer to Holders as set out in the Memorandum of Association and Bye-laws of the Issuer.

3.5 The Bank may rely on any demand or other document or information believed by it to be genuine and correct and as conclusive evidence (and admissible as such) and to have been signed or communicated by the person by whom it purports to be signed or communicated and the Bank shall not be liable for the consequences of such reliance and shall have no obligations to verify that the facts or matters stated therein are true and correct, provided that the Bank shall have acted reasonably in such a belief.

3.6 This Guarantee is solely for the benefit of the Holders and is not separately transferable from the A Preferred Ordinary Shares.

3.7 The Bank will furnish any Holder, upon request of such Holder, with a copy of its annual report, and any interim reports made available by the Bank to its shareholders generally.

3.8 This Guarantee shall come into force with effect from the completion of the Pledge Agreement and shall continue thereafter unless and until terminated by the Bank by not less than 12 months' written notice to the Issuer, expiring on a Dividend Payment Date. This Guarantee shall otherwise terminate when all Guarantee Payments have been paid in full to all Holders.

4. *Governing Law and Jurisdiction*

4.1 This Guarantee shall be governed by and construed in accordance with Luxembourg law.

4.2 The Bank hereby irrevocably agrees for the benefit of the Holders that the courts of Luxembourg are to have jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee and that accordingly any suit, action or proceedings arising out of or in connection with this Guarantee (together referred to as **Proceedings**) may be brought in such courts.

The Bank irrevocably waives any objection which it may have now or hereinafter to the laying of the venue of any Proceedings in the courts of Luxembourg and irrevocably agrees that a judgement in any Proceedings brought in the courts of Luxembourg shall be conclusive and binding upon the Bank and may be enforced in the courts of any other jurisdiction. Nothing contained in this clause shall limit any right to take Proceedings against the Bank in any other court of competent jurisdiction, nor shall the taking of proceedings in one or more jurisdictions preclude the taking of Proceedings in any other competent jurisdictions, whether concurrently or not.

This **GUARANTEE** is executed on the date first above written on behalf of the Bank.

DEXIA BANQUE INTERNATIONALE À LUXEMBOURG

By:

....

Authorised Signatory

RISK FACTORS

Prospective investors should carefully consider each of the risks described below and all of the other information in this Listing Prospectus before deciding to invest in any Preference Shares.

Credit Risk

Preference Dividends may not be paid and the Preference Shares may not be redeemed in certain circumstances, including where the Company does not have sufficient Distributable Reserves, or where payments is not permitted to be made from the Company's share premium account or otherwise payment is restricted by law. Given the relatively modest size of the Preference Dividends and redemption payments payable on the Preference Shares compared with the turnover, profits and net assets of the PA Group, and the ability of the Company to make distributions from contributed surplus in priority to other distributable reserves under Bermuda law, the Directors do not consider the risk that Preference Dividends or redemption payments may not be paid to be significant. The payment of Preference Dividends and redemption payments in respect of the Preference Shares otherwise has been guaranteed by Dexia BIL. For these reasons, the Directors also do not consider that any risk factors which may arise in respect of the PA Group constitute a material risk in respect of an investment in the Preference Shares.

Transfers/Prohibited Holdings

Transfer and holding of Preference Shares are restricted under the Bye-laws in certain circumstances. Where Preference Shares are transferred to, or held by, any person in breach of such restrictions, the Company may take steps to require such person to transfer the relevant Preference Shares to a person who may hold them not in breach of such restrictions, or they may be compulsorily redeemed by the Company.

Liquidity

Although the Preference Shares are to be listed on the Luxembourg Stock Exchange this should not be taken as implying that there will be a ready liquid market in the Preference Shares. An investment in Preference Shares may, therefore, be difficult to realise.

Investments in Preference Shares should only be made by sophisticated investors. Potential investors should be aware of risks involved. They should limit their investments in the Company to a small proportion of their financial assets and should not, in turn, leverage investments in the Company. They should be prepared to sustain capital losses, including the loss of their entire investment.

PA Group

We must attract and retain personnel in highly competitive markets.

Our business involves the delivery of professional services and is labor intensive. Our future performance depends in large part upon our ability to attract, develop, motivate and retain highly skilled consultants, research associates, and administrative staff, particularly senior professionals with business development skills.

Our professionals are primarily senior executives from the industries that we serve or individuals with prior relevant consulting experience and strong project management, analytic, and communications skills. We also seek employees from top graduate schools.

Qualified consultants are in great demand, and there is significant competition for employees with these skills from other consulting and investment banking firms, research firms, and many other competing enterprises. We offer competitive compensation packages, including base pay, bonuses, stock ownership, and attractive benefits, to attract and motivate our professional and administrative staff, but we cannot assure that we will be able to hire the most desirable employees in every case. In addition, competitors may try, from time to time, to hire our employees or groups of professionals comprising a practice area. The loss of the services of a significant number of consultants, research associates or administrative personnel could have a material adverse effect on our business, operating results and financial condition, including our ability to secure and complete engagements.

A recent significant acquisition presents significant operational risks. In October 2000 we completed the acquisition of Hagler Bailly, Inc., a U.S. based international management consulting firm, increasing the number of our employees to approximately 3,300, or by 21%. The acquisition requires that we rapidly integrate information, communications, and financial systems, so that we can continue to provide services to our clients satisfactorily and manage our costs and cash properly. We must also assimilate a large number of personnel who have not worked together previously; if significant conflict arises between employees, employees that we wish to retain may leave, or we may be unable to implement fully our strategy of combining expertise across practice groups in providing our services. Management's attention to these matters reduces the amount of time management otherwise would devote to our ordinary operations. In addition, the acquisition has introduced a new practice area with which we've had little previous experience. If we do not successfully manage the issues that the acquisition presents, our business reputation and ability to generate new business, as well as our financial condition, may be impaired.

Our government contracts pose unique risks.

A portion of our revenues derive from contracts or subcontracts with domestic and foreign government sector clients. Providing consulting services to these government sector clients is subject to detailed regulatory requirements and government policies as well as to funding priorities. Contracts with these government sector clients may be conditioned upon the continuing availability of public funds, which in turn depends upon lengthy and complex budgetary procedures, and may be subject to certain pricing constraints. Moreover, these government sector contracts may generally be terminated for a variety of factors, including when it is in the best interests of the respective government. There can be no assurance that these factors or others unique to contracting with governmental entities will not have adverse consequences for our business.

We may lose money if we do not accurately estimate the costs of large engagements that are conducted on a fixed-price basis.

A portion of our engagements are performed on a fixed-price or fixed-time basis. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. Although these estimates reflect our best judgements, we may not always be able to accurately predict the costs and time involved. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-priced or fixed-time contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

We risk liability if we fail to complete our projects on time. Many of our engagements involve projects critical to the operations of our clients' businesses. Our failure or inability to meet a client's expectations could result in significant financial loss or damage our reputation or ability to attract new

business. Although we attempt contractually to limit our liability for unsuccessful engagements to the amounts of our fees, we cannot be assured in every case that a court will respect the limitation. In addition, because payment of our fees can be based on the project schedule, unanticipated delays in completing projects could have an adverse effect on our cash flow and financial condition. We must rely on third parties, whom we do not control, to provide some of our services.

Some of our engagements require us to hire subcontractors to furnish services we lack the expertise to provide. In those cases, we must rely on the knowledge and judgement of subcontractors regarding matters that we are relatively less able to assess for ourselves, and we have less control over the manner in which subcontracted services are provided than those we furnish directly. However, we are responsible to our clients for errors committed by our subcontractors. Accordingly, we consider engagements requiring subcontractors to be riskier than services we provide entirely on our own.

Demand for our services may fluctuate.

Demand for management consulting services may be more sensitive to the general level of economic activity than for other service industries. When economic activity slows, particularly in Europe or the United States, where the majority of our revenues are generated, clients may delay or cancel plans to hire consultants. We are unable to predict the future level of economic activity at any particular time, and fluctuations in the general economies of the countries in which we do business could adversely affect our business, operating results and financial condition.

The markets we serve change rapidly and continually.

Maintaining our market position requires us to stay abreast of changes in the highly dynamic industries we service. Our professionals must constantly update their skills and knowledge to address our clients' changing needs, and we must continually develop new service offerings or upgrade existing services to meet their demands. As a result, our past performance may be a less reliable indicator of future success than if we served more slowly changing industries. These market characteristics also may give advantages to our larger competitors that offer broader ranges of services or have wider geographic presence.

International operations create political and economic risks. We operate either permanent or project offices in a number of foreign countries. Our profitability can be affected by changes in tariffs, exchange controls, immigration policies, other trade barriers, and tax laws.

THE PA CONSULTING GROUP

The Company is a member of the PA Consulting Group. See the paragraph headed "Organisational Structure" below for a more detailed description of the structure of the Group.

History and Development of PA Consulting Group

PA Holdings, the parent company of the PA Consulting Group, is a private limited company incorporated under the Companies Act 1985 of England and Wales.

PA Holdings is the direct parent company of the Company. The Company in turn is the parent company of all the other companies in the Group and thus is the sub-holding company of the entire Group other than PA Holdings.

PA operates through a number of established national and global consulting services companies collectively known as PA Consulting Group.

PA's executive office is located at 123 Buckingham Palace Road, London SW1W 9SR, England. The Group has permanent offices in Europe, the United States, Australia, Asia, and South America.

Overview

PA is a leading worldwide management, systems and technology consulting group of companies employing approximately 2,300 professionals. The Group combines industry specific business strategies and operational improvements with proprietary knowledge and business methods and technology selection and implementation to develop and implement tailored solutions for its clients' complex business needs.

PA serves from small and medium-sized businesses to Fortune Global 500 companies, government agencies and other organisations. Its main strengths include:

- organisation along market sectors
- highly experienced professionals with industry-specific expertise;
- comprehensive services, from strategy to implementation; and
- multi-national service delivery capability.

PA organises its professionals in specialised practice groups to maximise the depth and breadth of knowledge and experience that may be brought to bear on each client project. The Group regularly reviews and, as appropriate, restructures its practices, to optimise its services.

PA Clients and Industry Focus

PA maintains six practice groups, to provide industry-specific expertise to its clients. However, professionals from several groups may be engaged for a particular project.

The Group's clients represent a broad spectrum of enterprises within diverse industry sectors, including energy, financial services, government and public services, infrastructure and development, Internet, broadcast and interactive media, life sciences, manufacturing, telecommunications and

transportation. The following is a partial list of some of PA's largest clients for each of the practice groups:

Strategy & Industries	**Government & Infrastructure**	**Business Transformation**
British Petroleum Co. plc	Inter-American Development Bank	Lloyds TSB plc
AT&T	Youth Justice Board	Societe Generale
Comcast	Ministry of Agriculture, Fisheries And Foods (UK)	Deutsche Bank
Alcatel Telecom		UPS
Cable & Wireless		City of Sydney
British Broadcasting Company		Railtrack
Rolls-Royce Motor Cars		Royal Bank of Scotland
Westinghouse Signals		Severn Trent Water
The Schott Group		
National Savings		
Shell		
Burmah Castrol		
Citibank		
Systems Integration & Solutions	**Technology**	**Information Technology**
Universal Music Group	Glaxo Smithkline	Nissan
Orange	BASF Pharma	Prudential Banking
Axa	Novo Nordisk	British Airways
Banca IMI	Astra Zeneca	British American Tobacco
Pepsi Bottling Company	Scottish & Newcastle plc	Bank West
Thus	Vodafone Data Network	British Gas Trading
Reuters	Critikon	
Haindl		

Ventures

PA starts up and invests in businesses that exploit our intellectual property, technology, and know-how. The ventures (described further below) help expand our own technology base, preserving our ability to provide our clients with leading edge solutions.

UbiNetics

UbiNetics is a majority-owned subsidiary of PA that develops leading-edge wireless technology. UbiNetics is developing off-the-shelf solutions for data communications based on GSM technology and GPRS, a packet-based wireless communications service that enables continuous connection to networks for mobile phone and computer users. Potential products based on these technologies include accessories that would enable laptop computers and PDAs to access the Internet, video conferencing, mobile commerce, automobile navigation, and automatic vehicle location. UbiNetics is

also developing third generation test and measurement equipment, focusing principally on the UMTS-Third Generation Partnership Project (UMTS-3GPP) specifications, for use by wireless infrastructure manufacturers and network operators in developing and testing their equipment and systems.

Cubiks

Cubiks, a wholly owned subsidiary of PA, is a specialist human resources consulting firm. Cubiks provides on-line systems that assist human resources decision-making, to help ensure that a client's human resources processes are consistent and cost effective and produce high quality results throughout an organization. Using Cubiks' e-based assessments, employers can improve recruiting decisions, ongoing employee evaluations, and employee and management development through training, team building, and remuneration strategy.

Physiome Sciences

PA owns approximately eight percent (8%) of Physiome Sciences, Inc., a U.S.-based, privately held company that models human body organs and systems for drug and medical device development. Physiome Sciences is a leading provider of an integrated platform of *in silico* biology technologies based on computational models of mammalian cells and organs. PA has worked with Physiome to design and build a computer model of the human body's immune systems and to advance towards building a "virtual human body" for pharmaceutical and biomedical research. This collaboration combines the biomedical organ modeling expertise of Physiome Sciences with PA's system dynamics capabilities.

Gentle Cloud

PA's Gentle Cloud formed a joint venture with SkyePharma, a leading Swiss drug delivery company, to develop a range of asthma products. SkyePharma provided its expertise in non-CFC metered dose formulation, and Gentle Cloud is contributing its breath-actuated metered inhaler device, under development. This collaboration draws on PA's pharmaceutical industry expertise and general innovation skills and technology, including inhaler design.

Meridica Limited

Meridica Limited is a wholly owned subsidiary of PA that develops innovative drug delivery devices. Meridica's system for exceptionally accurate of dosing drugs into capsules is currently on trial with a major pharmaceutical company. In addition, Meridica is developing dry powder inhalation technologies for lung, nasal, and buccal cavities.

Marketing

PA's issues-based approach to the marketing its services focuses on key business matters or themes that top our clients' concerns. Demonstrating our expertise in these issues, our marketing programs deliver clear messages about the benefits of using PA. PA's marketing efforts consist of small numbers of highly targeted, longer-term campaigns aimed at selected organizations and individuals within particular industry sectors, to support specific sales propositions. PA's marketing program seeks to project PA as holding clear positions and leadership roles on critical business issues affecting potential and existing clients.

These efforts comprise a range of activities, including, presentations to clients and potential clients; industry seminars featuring presentations by PA's management and consultants; speeches; articles in the major national and trade press; in-house seminars; research surveys; content on PA's Web-site; and direct-mail.

PA uses its contacts with clients to learn of, and to help define, additional project opportunities involving the client. Additionally, in the commercial sector, PA relies on referrals to gain new clients. In the government sector, contracts are awarded primarily on the basis of competitive solicitation. PA has developed strong capabilities for preparing proposals in response to complex requests for bids; detailed understandings of government and other institutional procurement regulations in the United States and abroad; and rigid cost, accounting, and regulatory controls required to qualify for government contracting.

Competition

PA operates in a highly competitive and rapidly changing market that includes a variety of organizations offering services similar to PA's. The market includes numerous participants from various consulting market segments, both in the United States and abroad, including general management consulting firms, the consulting practices of accounting firms, consulting engineering firms, technical and economic advisory firms, systems integration companies, service groups of computer equipment companies, application software firms providing implementation and modification services, and market research firms. Many of these companies are national and international in scope and may have greater financial, technical and marketing resources than PA.

Intellectual Property

PA's success has resulted in part from its methodologies and other proprietary intellectual property rights. It relies on a combination of nondisclosure and other contractual arrangements, trade secret, copyright and trademark laws to protect its proprietary rights and rights of third parties from whom it licenses intellectual property. PA believes that its corporate logo is its most important intellectual property right. PA also enters into confidentiality and intellectual property agreements with its employees that limit the distribution of proprietary information.

Organisational Structure

PA Holdings is the ultimate holding company of the Group. PAIL, the only direct subsidiary of PA Holdings, is an intermediate holding company and is the direct or indirect holding company of all the other companies in the Group. See the Group Structure Chart and Material Subsidiaries Summary below for further details.

Details of the principal subsidiaries of PAIL are also set out in the **"Financial Statements"** section below.

Material Subsidiaries Summary

Those subsidiaries of the Company where the book value of the Company's interest represents at least 10% of the consolidated net assets of the Company or which account for at least 10% of the consolidated net profit of the Company are summarised below:

1. PA International Holdings BV*

Registered office: Schouwburgplein 30-34

---

* These companies do not publish annual accounts.

	3012 CL, Rotterdam, Netherlands
Activity:	Consulting Services
Proportion of capital held:	100%
Issued capital:	90,760 shares of €1.00 each

2. PA Consulting (Cayman Islands) Limited*

Registered office:	Ugland House PO Box 309, Georgetown Grand Cayman Cayman Islands
Activity:	Consulting Services
Proportion of capital held:	100%
Issued capital:	40,000,000 shares of £1.00 each and 40,000,000 Sterling shares of £1.00 each

3. PA Overseas Holdings Limited

Registered office:	123 Buckingham Palace Road London SW1W 9SR
Activity:	Consulting Services
Proportion of capital held:	100%
Issued capital:	80,001,000 ordinary shares of £1.00 each
Reserves:	£110,859,635
Profit/loss post tax for 2000:	(£3,637,297)

4. PA Group Treasury Services Limited

Registered office:	123 Buckingham Palace Road London SW1W 9SR

* These companies do not publish annual accounts.

Activity:	Consulting Services
Proportion of capital held:	100%
Issued capital:	11,010,000 ordinary shares of £1.00 each and 119,000,000 redeemable preference shares of £1.00 each
Reserves:	£36,065,865
Profit/loss post tax for 2000:	(£77,332,044)

5. PA International Consulting Group Limited

Registered office:	123 Buckingham Palace Road London SW1W 9SR
Activity:	Consulting Services
Proportion of capital held:	100%
Issued capital:	23,206 ordinary shares of £1.00 each
Reserves:	£57,139,307
Profit/loss post tax for 2000:	(£2,477,401)

6. PA Consulting Services Limited

Registered office:	123 Buckingham Palace Road London SW1W 9SR
Activity:	Consulting Services
Proportion of capital held:	100%
Issued capital:	200,000 ordinary shares of £1.00 each
Reserves:	£66,401,978
Profit/loss post tax for 2000:	£24,751,383

7. PA Consulting Group Holdings SA

Registered office:	39 route de Chantemerle CH-1763 Granges-Paccot Switzerland

Activity:	Consulting Services
Proportion of capital held:	100%
Issued capital:	895,451 shares of CHF 100 each
Reserves:	£156,748,865
Profit/loss post tax for 2000:	£7,262,798

8. PA Consulting Group Inc.*

Registered office:	Incorporated in New Jersey – no registered offices
Activity:	Consulting Services
Proportion of capital held:	100%
Issued capital:	12,697,325 shares of common stock – no par value

9. PA Consulting Group Holdings Inc.*

Registered office:	Incorporated in Delaware – no registered office
Activity:	Consulting Services
Proportion of capital held:	100%
Issued capital:	17,927,812 shares of common stock of US$0.01 each

10. PA Consulting Services Inc.*

Registered office:	Incorporated in Delaware – no registered offices
Activity:	Consulting Services
Proportion of capital held:	100%

* These companies do not publish annual accounts.

Issued capital:	100 shares of common stock of US$0.01 each

11. Ubinetics Holdings Plc

Registered office:	123 Buckingham Palace Road London SW1W 9SR
Activity:	Consulting Services
Proportion of capital held:	85%
Issued capital:	99,682,955 ordinary shares of £0.01 each
Reserves:	£48,949,468
Profit/loss post tax for 2000:	£240,915

12. Ubinetics Limited

Registered office:	123 Buckingham Palace Road London SW1W 9SR
Activity:	Consulting Services
Proportion of capital held:	85%
Issued capital:	75,000,000 A ordinary shares of £0.01 and 6,525,000 preference shares of £1.00 each
Reserves:	(£8,542,236)
Profit/loss post tax for 2000:	(£11,842,437)

None of the above companies have any amounts remaining to be paid up on their share capital, and the Company did not receive any dividends from any of the above companies during 2000.

PA CONSULTING GROUP - STRUCTURE AT OCTOBER 2001


Key:-
Bermuda companies
PA Venture Companies
9%

594569-1

MANAGEMENT OF THE COMPANY

Founder

The Company was founded by PA Holdings Limited – see **"The PA Consulting Group"** on page 19 above.

Directors and Executive Officers

The Directors of the Company are Mr Jon Moynihan OBE, Director and Executive Chairman of PA Holdings Limited, Mr David Cooke, a partner of the Bermuda law firm Conyers Dill & Pearman, and Mr Christopher Garrod, an associate with Conyers Dill & Pearman. Ms Maxine Drabble, the Company Secretary of PA Holdings Limited, has been appointed as alternate director for Mr Moynihan. Messrs Graham Collis and Anthony Whalley, both partners of Conyers Dill & Pearman, have each been appointed as alternate directors for each of Messrs Cooke and Garrod.

Pursuant to the requirements of the Companies Act 1981 of Bermuda, the Company has appointed Jon Moynihan as Chairman, David Cooke as Deputy Chairman, Richard Jenkyn as Secretary and C. Grant Hall as Assistant Secretary of the Company. Messrs Jenkyn and Hall are employees of Codan Services Limited, a company affiliated with Conyers Dill & Pearman. These appointments are described as officer appointments for the purposes of Bermudian law. The Company does not however have any executive officers.

Jon Moynihan OBE

Since 1992, Jon Moynihan has been first, Chief Executive Officer, and now, Executive Chairman of PA Consulting Group, overseeing PA's worldwide activities. Prior to working with PA Consulting Group, Mr. Moynihan worked with First Manhattan Consulting Group in New York (1982-1992), Strategic Planning Associates in Washington (1990-91), McKinsey and Co. in Amsterdam (1977-79), Roche Products in London (1972-75) and War on Want and Save the Children in India and Bangladesh (1971-72). Has written and been quoted in publications including the Economist, Financial Times, the American Banker, Barrons, and Newsweek. Mr. Moynihan authored the leading handbook on mergers and acquisitions in the banking industry; contributed to the Handbook of Currency and Interest Rate Risk Management (Simon and Schuster); has lectured at Wharton, University of Michigan, and Massachusetts Institute of Technology. Education: Balliol College, Oxford University – (BA/MA Philosophy/Psychology); North London University – (MSc Applied Statistics); Massachusetts Institute of Technology (SM Business/Finance). Chairman, Balliol Campaign Board, 1996 to present; Foundation Fellow, Balliol College, 1999 to present; Member, Dean's Council, Sloan School MIT, 1998 to present; OBE 1994.

David Cooke

David Cooke is a partner in the Corporate Department of Conyers Dill & Pearman in Bermuda. Born in Bermuda, Mr Cooke is a graduate of the University of Kent with a BA (Hons) degree and subsequently went on to obtain an LLM degree from Cambridge University. He was called to the Bar of England and Wales in 1987 and to the Bermuda Bar in 1989. Mr Cooke is a member of the Bar of England and Wales and the Bermuda Bar Association.

Christopher Garrod

Christopher Garrod is an associate in the Corporate Department of Conyers Dill & Pearman in Bermuda. Born and educated in Bermuda, he obtained a BA degree with First Class Honours in Anthropology and Geography from University College London, England, and obtained a diploma in law and postgraduate diploma in legal practice with commendation from The College of Law in London. He worked at the City law firm Denton Hall (now Denton Wilde Sapte) for two years before joining Conyers Dill & Pearman in 1997 as an associate. Mr Garrod is a solicitor of the Supreme Court of England and Wales and was called to the Bermuda Bar in 1998.

Directors' Fees

The remuneration (if any) of the Directors shall be determined by the Company's shareholders in general meeting and shall be deemed to accrue from day to day. No directors' fees are currently payable by the Company, and no directors' fees have been paid to date. The Directors may be paid all travel, hotel and other expenses properly incurred by them in attending and returning from meetings of the Board, any committee of the Board, general meetings of the Company or in connection with the business of the Company or their duties as Directors generally. It is intended that the Directors and officers of the Company will be covered by a Directors and officers liability insurance in favour of the Company.

Shareholdings of the Directors

The Directors are restricted by the Bye-laws as regards the holding of Preference Shares.

Loans to Officers and Directors

No loans or guarantees have been granted by the Company to any of its Directors or officers nor does the Company intend to grant any such loans or guarantees.

Directors' Interests

Mr Moynihan is a director and executive officer of PA Holdings, the parent company of the Company. As at 31 December 2000, Mr Moynihan held 2,348,606 ordinary shares of £0.10 each in PA Holdings.

Mr Cooke and Mr Garrod are partner and employee, respectively and their alternates, Messrs Collis and Whalley, are partners, of Conyers Dill & Pearman, who receive fees as legal advisers to the Company on Bermuda law.

GENERAL INFORMATION ON THE COMPANY

The Company

PA International Limited is an exempted limited company incorporated in Bermuda on 8 March 2001 for an unlimited duration with registration number 30152 and with registered office at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

Authorised Capital

The authorised share capital of the Company at the date of this Listing Prospectus comprises:

(a) 1,721,126,860 ordinary shares of 5 pence each*;

(b) 15,794,926 Sterling Redeemable shares of 5 pence each;

(c) 15,000,000 Euro Redeemable shares of €1.00 each*;

(d) 8,000,000 C Preferred Ordinary shares of 5 pence each;

(e) 223,277,000 alphabet shares of 0.01 pence each; and

(f) 5,000,000 Preference Shares.

Issued Capital

The issued share capital of the Company at the date of this Listing Prospectus comprises:

(a) 1,721,126,860 ordinary shares of 5 pence each*;

(b) 15,794,926 Sterling Redeemable shares of 5 pence each;

(c) 15,000,000 Euro Redeemable shares of €1.00 each*;

(d) 8,000,000 C Preferred Ordinary shares of 5 pence each; and

(e) 223,277,000 alphabet shares of 0.01 pence each.

The issue of 5,000,000 Preference Shares will become unconditional on the admission of such shares to trading on the Luxembourg Stock Exchange, expected to be on 28 December 2001.

Substantial Holdings

The Company is aware of the following substantial holdings of its shares:

---

* On the admission of the Preference Shares to trading on the Luxembourg Stock Exchange, the issue of such Preference Shares will become unconditional. As a result, certain automatic conversion provisions set out in the Bye-laws will take effect, with the consequence that for every one such Preference Share issued, one Euro Redeemable Share of €1.00 each will be converted into one B Preferred Ordinary Share of €1.00 each.

PA Holdings:	1,569,313,000 ordinary shares of 5 pence each (90.76%);
	15,794,926 Sterling Redeemable shares of 5 pence each (100%);
	15,000,000 Euro Redeemable shares of €1.00 each (100%)*;
PA Consulting Group Holdings SA:	159,813,860 ordinary shares of 5 pence each (9.24%)*;
	8,000,000 C Preferred Ordinary shares of 5 pence each (100%);
Mourant & Co Trustees Limited as trustees of the PA Ventures Employee Benefit Trust:	44,980,568 Series U2001.0 alphabet shares of 0.01 pence each (99.78%);
	44,980,568 Series C2001.0 alphabet shares of 0.01 pence each (99.78%);
	44,980,568 Series GC 2001.0 alphabet shares of 0.01 pence each (99.78%);
	44,980,568 Series M2001.0 alphabet shares of 0.01 pence each (99.78%);
	42,949,640 Series P2001.0 alphabet shares of 0.01 pence each (100%).

Majority control of the Company under Bermuda law is held by PA Holdings.

Objects

The objects for which the Company was incorporated as stated in paragraph 6 of the Memorandum of Association of the Company include the acquisition by purchase or otherwise and the holding, selling, disposing of and dealing in real property situated outside Bermuda and in personal property of all kinds wherever situated.

Memorandum of Association and Bye-Laws

The Bye-laws, adopted on its incorporation and approved by PA Holdings, the sole shareholder of the Company, on 20 March 2001, were amended on 14 September 2001, 22 November 2001, 12 December 2001 and 18 December 2001.

Copies of the Bye-laws may be obtained from the Company and from the Listing Agent.

Outstanding Bonds and Notes

At the date hereof, the Company has no bonds and/or notes outstanding.

Auditors/Group Auditors

BDO Stoy Hayward have been appointed as auditors of the Company. BDO Stoy Hayward are also auditors of the consolidated financial statements of PA Holdings, the parent company of the Company and of the whole PA Consulting Group.

Information to Shareholders

The financial year end of the Company is 31 December. The first financial period of the Company commenced on 8 March 2001 and will end on 31 December 2001.

Annual consolidated and non consolidated audited reports and financial statements of the Company will be prepared within 10 months from the end of each financial year. PA Holdings prepares annual consolidated audited accounts in accordance with UK GAAP and the Companies Act 1985 of England and Wales.

The Company will issue such other publications as are required by law and its Bye-Laws.

All relevant financial notices concerning PAIL will be published in a newspaper widely circulated in Luxembourg (expected to be Luxemburger Wort).

Employees

The Company has no employees.

Real Estate

The Company does not directly own or occupy any real estate.

DEXIA BANQUE INTERNATIONALE À LUXEMBOURG SOCIÉTÉ ANONYME

Dexia Banque Internationale à Luxembourg, société anonyme (**Dexia BIL**), together with Dexia Bank in Belgium and Dexia Crédit Local in France, is a member of the European banking group Dexia. In Luxembourg, it provides commercial banking, private banking and fund administration services. Internationally, it is responsible for developing the group's private banking, asset management and fund administration business.

Introduction

Dexia BIL was incorporated in Luxembourg on 8 March, 1856 in the form of a *société anonyme* (limited liability company), governed by Luxembourg law. Its registered office is located at 69, route d'Esch, Luxembourg, L-1470 Luxembourg. Dexia BIL is registered at the Luxembourg Register of Commerce and Companies under number B-6307.

Dexia BIL's duration is unlimited.

Objects

Dexia BIL's *statuts* (articles of incorporation) have been approved by the royal grand ducal decrees of 8 March and 14 April 1856 and have been amended from time to time. Amendments to the *statuts* are published in the *Mémorial C, Recueil des Sociétés et Associations* (the ***Mémorial***). The most recent amendment was made on 10 July 2001.

The objects of Dexia BIL are to undertake all banking and financial operations of whatsoever kind, and, *inter alia*, to accept deposits from the public or any other person or institutions and to grant credit for its own account. It may also undertake all activities reserved to investment firms and to other professionals of the financial sector and all financial, administrative, management and advisory operations directly or indirectly related to its activities. It may establish subsidiaries, branches and agencies in or outside Luxembourg and participate in all financial, commercial and industrial operations.

History

Dexia BIL is not only one of the major participants in the Luxembourg financial centre, it is also the first *société anonyme* and the country's oldest banking institution. Dexia BIL played an active role in the main phases of development of the Luxembourg economy and is a founding member of the Luxembourg Stock Exchange of which it has been a shareholder and authorised stockbroker since 1929. In 1970 Dexia BIL participated in the foundation of the clearing system now known as Clearstream, Luxembourg. During its first 20 years of business, Clearstream, Luxembourg's Chairman of the Board of Directors was a member of the Executive Board of Dexia BIL.

On 12 October, 1989, Dexia BIL inaugurated its new registered office, l'Indépendance. Its name refers to the 150th anniversary of the independence of the Grand Duchy of Luxembourg.

On 16 March, 1991, Dexia BIL's principal shareholding changed hands. Groupe Bruxelles Lambert S.A. and Pargesa Holding S.A. agreed to sell their holdings which they had held since the early eighties, having bought them from Banque Bruxelles Lambert S.A. Dexia Bank (formerly Crédit Communal de Belgique S.A.) became Dexia BIL's principal shareholder in 1991.

April 1999 saw a buyout of Dexia BIL's minority shareholders and Dexia Bank now holds 65.6% of Dexia BIL's voting rights. The balance is mainly owned by Dexia.

In spring 2000, Dexia BIL adopted a new logo which is now used by most of the group's operating companies. On 27 March, 2001 it changed its name from Banque Internationale à Luxembourg to Dexia Banque Internationale à Luxembourg société anonyme and continues to focus on the Dexia group's strategic niche business of wealth management and fund administration.

Business

Dexia BIL conducts all private banking, asset management and fund administration activities for the Dexia group. Dexia BIL has four main business sectors: private banking, commercial banking, financial markets and fund services.

Private Banking

Early in 1996, Dexia BIL set up a dozen private banking centres across the country staffed with teams of investment experts in order to advise clients looking for discreet, personalised wealth management services. It offers these clients a wide range of investment solutions such as fixed-term deposits in all major currencies, equities, bonds, certificates of deposit, investment funds, precious metals, hedging solutions, wealth management and in-house private banking contracts. Most of these products are also distributed through Dexia BIL's international subsidiaries in compliance with local regulations. As part of Dexia BIL's private banking division, the corporate finance department provides a range of loan products not only to private banking clients, but also to corporate and institutional clients.

This sector also uses the capabilities of Dexia Partners Management (**DPM**), a team that liaises with professional intermediaries. DPM's main objective is to acquire new client assets via contracts with international independent financial advisers. Under these contracts, Dexia BIL acts as custodian and executing party, while the 'outside' professional takes on the role of asset manager and receives a proportion of Dexia BIL's commissions and fees.

Dexia BIL offers the services of its tax specialists team to its corporate clients via its corporate engineering group, which was reorganised in 2000 to adjust to the priorities of an institutional client base. Dexia BIL's strategy in this area is mainly aimed at segmenting its products and services to face developments in the European tax regime.

Commercial Banking

Dexia BIL markets and provides a broad range of products and services through its 44 branches across Luxembourg, as well as through alternative distribution channels such as its homebanking software *dexiaplus*. *Dexiaplus* allows users not only to check their account balances, transfer funds and execute equities transactions online, but also to check credit card balances and actively manage their fixed-term deposits. Other elements of Dexia's "brick and click" strategy, are Dexia BIL's website for individual retail customers, BIL*multiline*, Dexia BIL's website for business customers in Luxembourg, and Dexia Bank's *Net Banking* in Belgium. In 2000, Dexia BIL was the first bank in the Grand Duchy of Luxembourg to provide online loan offers for personal loans (under the Prefilux brand) and mortgages.

Other specific areas of business include lending to individual retail customers as well as to small and medium sized firms, taking customer deposits and providing investment fund savings schemes, such as the new product Flexicav which was launched in September, 2000.

The 'Large Domestic Companies' division, whose expertise lies in the areas of financial engineering and company valuations, took part in all of the initial public offerings (**IPOs**) launched by Luxembourg companies in 2000. It was also active in originating bond issues and asset management mandates.

Financial Markets

Dexia BIL is in charge of developing the foreign exchange, equities and fixed income activities of the Dexia group and focuses on the execution of customer-related transactions in order to develop its business with institutional clients. Dexia BIL aims to extend its coverage of the foreign exchange markets to the trading hours of the U.S. and Asian markets.

Other activities in this area include the management of credit spread portfolios for Dexia BIL and its subsidiaries, (focusing primarily on asset-backed securities), originating and lead-managing bond issues in the capital markets, as well as arranging primary listings on the Luxembourg Stock Exchange.

Dexia BIL participates in the Continuous Linked Settlement (**CLS**) project which aims to considerably reduce delivery risks on exchange transactions. It also intends to extend these services to the other entities of the Dexia group as well as to its institutional banking customers.

Fund Services

Over the year 2000, on a consolidated basis, the number of funds and sub-funds administered advanced 33%; net assets of funds for which Dexia BIL maintains the accounts and calculates the net assets values rose by 19% to reach Euro 103.5 billion at 31st December, 2000; net assets of funds for which Dexia BIL is the custodian increased by 21%, and net assets of funds for which Dexia BIL acts as transfer agent via its specialist subsidiary, First European Transfer Agent (**FETA**), grew by 40% to Euro 180 billion at 31st December, 2000.

Created in 1994, FETA is a wholly-owned subsidiary of Dexia BIL specialising in handling subscriptions and redemptions and in the maintenance of fund shareholders' registers.

While developing its fund administration activities in Luxembourg, Dexia BIL is at the same time pursuing the international expansion of this business through the development of fund administration activities in Dublin, Singapore, Paris, Milan, Madrid, Brussels and the Cayman Islands.

Capital and Reserves

Dexia BIL's share capital amounted to EUR 131,847,240, represented by 1,883,532 shares, at 31st March, 2001. 171 shares were held by Dexia BIL in treasury as at 30th April, 2001.

At the end of 2000, Dexia BIL's shareholders' capital and provisions amounted to EUR 2,446,508,000. This amounts to 5.7% of consolidated total assets. At the end of 2000 Dexia BIL reported a total risk-weighted capital ratio of 12.96% and Dexia BIL's consolidated Tier 1 capital was 9.03% at such date. In addition to its stated equity, Dexia BIL, like other Luxembourg-based banks, carries a general reserve account which supplements its shareholders' equity.

In accordance with Luxembourg tax legislation, it is Dexia BIL's policy to establish a lump-sum provision for risk assets (1.25% of the risk assets). The lump-sum provision, resulting from balance sheet items, is deducted from the assets items to which it relates. The lump sum provision set up in respect of off-balance sheet items is included on the liabilities side of the balance sheet under "Provisions for risk and charges: other Provisions".

It is also Dexia BIL's policy to establish a fund to take account of general banking risks, pursuant to Article 63 of the law on the accounts of banks, which is shown separately on the liabilities side of the balance sheet.

Transfers to the fund for general banking risks are not deductible for income tax purposes.

Principal Subsidiaries

At 30 September 2001 Dexia BIL held an interest of at least 20% in the capital of the following undertakings:

Name of Company	Registered Office	Proportion of Capital held
Aurea Finance Company SA	Steinsel, Luxembourg	50.01%
Ausbil Dexia Ltd	Sydney, Australia	51.00%
Bancoval SA	Madrid, Spain	50.01%
BIL Administrative Services SA	Luxembourg	99.99%
Dexia Fund Services Cayman Ltd	Grand Cayman	100.00%
BILIAM Ltd	Jersey, The Channel Islands	100.00%
BIL Invest N.V	Curaçao, The Netherlands Antilles	100.00%
BIL North America Inc	Delaware, United States	100.00%
BIL RE SA	Luxembourg	99.99%
Bil Trust Ltd	St Peter Port, Guernsey	100.00%
Bourse de Luxembourg SA	Luxembourg	21.94%
Compagnie Financière BIL SA	Luxembourg	99.99%
Dexia Asset Management Luxembourg SA	Luxembourg	51.00%
Dexia Insurance SA	Brussels, Belgium	30.00%
Dexia Banque Privée France SA	Paris, France	69.88%
Dexia Banque Privée (Suisse)	Zurich, Switzerland	100.00%
Dexia BIL Asia Singapore Ltd	Singapore	100.00%
Dexia Direct Bank SA[1]	Luxembourg	100.00%
Dexia Fund Services Dublin Ltd	Dublin, Ireland	100.00%
Dexia Nordic Private Bank Luxembourg	Luxembourg	100.00%
Dexia Petersen-Hinrichsen Holding Denmark A/S	Copenhagen, Denmark	79.71%
Dexia Private Bank Jersey Ltd	Jersey, The Channel Islands	100.00%
Dexia SIM Italia SpA	Milan, Italy	100.00%
Dexia Trust Services Jersey Limited	Jersey, The Channel Islands	100.00%
Dexia Trust Services Singapore Ltd	Singapore	20.00%
Ely Fund Managers (Holding)	London, United Kingdom	100.00%
Europay Luxembourg S.C.	Luxembourg	26.18%
First European Administrative Services SA	Luxembourg	99.99%
Financière Opale	Paris, France	100.00%
First European Transfer Agent SA	Luxembourg	99.99%
Fortior Holding SA	Madrid, Spain	25.00%
I.B. Finance SA	Luxembourg	99.95%
Immo-Croissance Conseil SA	Luxembourg	33.33%

[1] On 1 November 2001, merger through absorption by Dexia BIL.

Name of Company	Registered Office	Proportion of Capital held
Kempen & Co	Amsterdam, The Netherlands	84.44%
Labouchere N.V.	Amsterdam, The Netherlands	51.00%
Lirepa SA	Luxembourg	100.00%
Mittelständische Wirtschaftsberatung GmbH	Düsseldorf, Germany	100.00%
MWB Vermögensverwaltung AG für den Mittelstand	Appenzell, Switzerland	49.00%
Société Luxembourgeoise de Leasing BIL-Lease SA	Luxembourg	99.99%
Société Monégasque de Banque Privée SA	Monaco	49.90%
The Yield Spread Management Fund Company SA	Luxembourg	99.80%
Truswell S.I.T.C.	Taipeh, Taiwan	20.00%

Recent Developments

As part of its drive to extend its presence in the Nordic region, Dexia BIL has, after the acquisition in 2000 of Petersen-Hinrichsen Bank, a Danish Bank, acquired Bikuben Girobank International SA Luxembourg (now renamed Dexia Nordic Private Bank S.A.) a Luxembourg bank geared to servicing Nordic clients. In addition, Dexia Asset Management Luxembourg S.A., Dexia BIL's asset management subsidiary, has acquired an interest in Linde Partners Luxembourg a portfolio management company with a Nordic client base.

New fund administration offices are planned for Switzerland, Germany, The Netherlands and the United Kingdom, during 2001-2003, to add to the growing European presence of the Dexia Fund Services brand of Dexia BIL aimed at meeting the demands of its global clientele.

Due to the ongoing expansion of its business abroad, Dexia BIL will, in future, act as the Dexia group's international arm in the fields of private banking, asset management and fund administration.

As part of the expansion of its investment management activities, Dexia BIL acquired the full ownership of the Paris-based group Financière Opale. Financière Opale, through its main subsidiary ODB Equities, acts as intermediary in equity and derivatives products for institutional investors. ODB Equities is currently one of the leading players in France in the French derivative market with, in respect of equity options and index options, an approximate market share of 20% and 15% respectively. In the European Union, ODB Equities is the leading market maker in Eurostoxx options with a market share of approximately 15% in 2000.

Financière Opale is also active in high end private customer asset management through Yves Mahé & Associés and provides added value advisory services through ODB Invest Conseil which is currently developing its online approach to that business segment.

On 19th July, 2001 Dexia BIL a friendly take-over bid for 99.25% of the share capital of Kempen&Co was declared unconditional.

Kempen&Co is a specialised banking establishment based in Amsterdam which is a recognised player in the field of asset management, securities brokerage and corporate finance.

Kempen&Co is listed on the Official Market at Euronext Amsterdam.

The acquisition of Kempen&Co is aimed at developing Dexia's investment management services by:

- adding to the group's breadth of expertise in the area of securities;

- underlining its pan-European development policy, principally centred on France and Benelux, Dexia's 'home base'; and
- providing synergies through the intended integration of the group's subsidiaries in The Netherlands.

The Dexia group now has two main entities in The Netherlands which it seeks to integrate:

- Bank Labouchere N.V. acquired in the second quarter of 2000, whose principal business is the distribution of an innovative equity savings product (Legiolease) to wealthy clients representing about 300,000 households, and a specialist online broker through its Alex business unit which, within only two years of its launch, is the market leader in The Netherlands, handling transactions on behalf of 42,000 individual clients; and
- Kempen&Co, whose business has been described above.

As at 28th September, 2001 Dexia BIL sold 15% of the share capital of Kempen&Co to Dexia S.A.

Board of Directors and Management

Dexia BIL is managed by a Board of Directors. The Commissioner appointed by the Government is M. Etienne Reuter, Licencié en Sciences économiques appliquées and the Honorary Chairman of the Board of Directors is M. Gaston Thorn.

Board of Directors

François Narmon, Chairman, Chairman of the Board of Directors of Dexia

Pierre Richard, Vice-Chairman and Chairman of the Executive Board of Dexia

Marc Hoffmann, Managing Director and Chairman of the Executive Board

Guy Berscheid, Member of Employees' Delegation

Martine Decamps, Member of the Executive Board of Dexia Bank

Jean Duschène, Member of Employees' Delegation

Fernand Fischer, Chairman of Employees' Delegation

Jean Krier, Licencié en Sciences Commerciales et Financieres

Giesuela Lemal, Secretary of Employees' Delegation

Luc Onclin, Chairman of the Executive Board of Dexia Bank

André Roelants Chairman of Clearstream Banking, société anonyme

Gaston Schwertzer, Doctor of law

René Steichen, Chairman of the Board of Directors of Société Européenne des Satellites

Paul Vanzeveren, Chairman of the Board of Directors of Dexia Asset Management Belgium S.A.

Rembert von Lowis, Member of the Executive Board of Dexia

Donny Wagner, Member of Employees' Delegation

Executive Board

Marc Hoffmann, Managing Director, Chairman, Member of the Board of Directors

Jean-Noël Lequeue, Senior Vice President

François Moes, Executive Vice President

Frank N. Wagener, Senior Vice President

Advisers to the Executive Board

Thierry Delroisse

Hugo Lasat

Michel Malpas

Jean Van der Spek

Fiscal Year and Accounts

Dexia BIL's fiscal year corresponds to the calendar year. The financial statements of Dexia BIL are denominated in Euro.

Auditors

The auditors of Dexia BIL are PricewaterhouseCoopers S.à r.l., 400 route d'Esch, B.P. 1443, L-1014 Luxembourg.

Consolidated Financial Highlights

	As at and for the year ended 31 December				
(EUR million)	1996	1997	1998	1999	2000
Consolidated balance sheet total	**23,432.98**	**27,196.08**	**29,625.41**	**37,029.77**	**42,822.96**
Customer deposits	16,307.95	18,305.63	21,698.07	27,249.44	31,043.18
Bank deposits	5,129.59	5,935.56	4,962.56	6,182.07	6,686.37
Customer advances	3,745.50	5,807.35	4,732.14	7,490.37	11,608.13
Share capital[1] reserves and provisions[2] including loan capital	1,255.16	1,594.60	1,755.19	2,050.67	2,446.51
Consolidated net profit	**77.07**	**89.14**	**128.88**	**211.95**	**349.77**
of which minority interests			7.39	55.37	103.64
Net profit parent company	**67.13**	**69.24**	**79.18**	**85.52**	**146.11**
Distributed dividend	30.42	34.51	41.07	55.02	124.31
Gross dividend per share	EUR 19.83	EUR 22.31	EUR 24.79	EUR 32.68	EUR 66.00

persons	1996	1997	1998	1999	2000
Number of staff	**2,335**	**2,458**	**3,126**	**3,757**	**5,087**

[1] Paid-up capital, share premiums, capital reserves, retained earnings, fund for general banking risks, special items with a reserve quote minority interests, difference on first consolidation.

[2] Provisions for contingencies and charges.

Capitalisation of the Bank

The following table sets out the capitalisation of the Bank on a non-consolidated basis as at 31 December 2000.

Following the resolutions of the Extraordinary General Meeting held on 30 March 1999, the authorised share capital available for issue is EUR 150,000,000. On 31 December 2000, the Bank's issued share capital amounted to EUR 131,847,240 represented by 1,883,532 fully paid-up shares, without designation of nominal value.

An Extraordinary General Meeting has been convened for 10 July 2001 to authorise the board of directors of the Bank to increase the issued share capital to an amount of EUR 250,000,000. It is expected that the board will use this authorisation in the short term in whole or in part as circumstances may require.

Without taking into account the profit of the 2000 financial year, the Bank's own funds (excluding those provisions which are reserves) amounted to EUR 1,088,812,226 on 31 December 2000.

	As at 31 December 2000 **(in thousands of euro)**
Short Term Debt (remaining maturity of less than one year)	29,919,682
Share Capital	
Subscribed capital	131,847
Share premium account	520,726
Reserves	436,009
Fund for general banking risks	283,560
Special items with a reserve quota portion	62,774
Balance brought forward	230
Long Term Debt	
Unsubordinated long-term debt	2,465,971
Subordinated long-term debt	673,477
Other long-term liabilities	1,016,306
Total capitalisation	35,510,582
Unsubordinated Long Term Debt	
JPY 53,800,000,000 (notes)	503,180
LUF 10,000,000,000 (notes)	247,894
BEF 250,000,000 (notes)	6,197
DEM 118,300,000 (notes)	60,486
CHF 212,014,660 (notes)	139,190
NLG 10,000,000 (notes)	4,538
USD 580,077,675 (notes)	623,404
ITL 169,000,000,000 (notes)	84,699
EUR 796,383,419 (notes)	796,383

	As at 31 December 2000
	(in thousands of euro)
Subordinated Long Term Debt	
JPY 10,000,000,000 (notes)	93,528
USD 250,000,000 (notes)	268,673
LUF 12,556,848,000 (notes)	311,276

Notes:

(1) Except as disclosed hereafter, there has been no material change in the capitalisation of the Bank since 31 December 2000:

(i) Hybrid Capital issued as at 30 June 2001 for EUR 500,000,000

(ii) Acquisition of a new undertaking in July 2001 for EUR 915,034,937

(2) Exchange rates applied as at 31 December 2000: JPY 106.92 = EUR 1, USD 0.9305 = EUR 1, CHF 1.5232 = EUR 1

(3) Note issues between 31 December 2000 and 31 August 2001:

Unsubordinated short term debt:

EUR 36,615,000

USD 21,600,000

Unsubordinated long term debt:

EUR 605,212,841

GBP 5,777,000

JPY 26,400,000,000

USD 132,848,000

Subordinated long term debt:

EUR 130,000,000

USD 20,000,000

Capital Adequacy

The following table sets forth the total capital and capital adequacy (or solvency) ratios (as a percentage of risk-weighted assets) for Dexia BIL, on both a consolidated and a non-consolidated basis, based on Luxembourg banking regulations in each case as of 31 December 2000:

	As at 31 December 2000	
	Consolidated	Non-Consolidated
	(in EUR, except ratios)	
Total eligible own funds	2,109,818,128	1,894,376,551
Core (Tier 1) capital	1,470,111,209	1,388,903,034
Tier 2 capital	642,321,723	634,900,463
Tier 3 capital	-	-
Participations/deductibles from own funds	2,614,804	129,426,946
Core capital ratios	9.03%	11.47%
Total capital adequacy ratios	12.96%	15.65%

DEXIA BIL FINANCIAL STATEMENTS

The annual financial statements of Dexia BIL for the year ended 31 December 2000 are hereby incorporated by reference. Copies of such document and the subsequent annual financial statements of Dexia BIL may be obtained, free of charge, at the registered office of the Dexia BIL. Dexia BIL does not publish interim financial statements.

TAXATION AND EXCHANGE CONTROLS

The matters described below do not constitute, and should not be considered as, legal or tax advice to prospective purchasers. Prospective purchasers should consult legal advisers in the country of their citizenship, residence and domicile to determine the possible tax or other consequences of purchasing, holding and redeeming shares under the laws of the relevant jurisdiction.

Luxembourg

The following is a summary of the material Luxembourg tax considerations relevant to the ownership and disposition of the Preference Shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary deals only with investors that hold, or will hold, Preference Shares as capital assets and does not address the tax treatment of investors that are subject to special rules, such as banks, insurance companies, holding companies, collective investment undertakings, dealers in securities or currencies, persons that elect mark to market treatment, persons that hold, or will hold the shares as a position in a straddle, conversion transaction, synthetic security or other integrated financial transaction.

This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change. Investors should consult their own advisers regarding the tax consequences of an investment in the Preference Shares in light of their particular circumstances, including the effect of any state, local or other national laws.

In the following discussion of Luxembourg tax considerations, a non-Luxembourg holder is a holder that is not domiciled, resident, formerly resident in Luxembourg and does not hold, and will not hold, the Preference Shares in connection with a permanent establishment or land base in Luxembourg.

Luxembourg Resident Companies

Luxembourg resident companies are generally subject to corporate income tax on dividends received. If they are subject to Luxembourg corporate income tax then any withholding tax suffered on the dividends can normally be offset within certain limits against the Luxembourg tax due on that income.

Luxembourg Resident Individuals

Dividends received by individuals are subject to income tax at the rate applicable to taxpayers. Any withholding tax suffered on the dividends can normally be offset within certain limits against the Luxembourg tax due on the net income from dividends received.

Net Wealth Tax

Luxembourg resident companies and individuals are subject to net wealth tax on the value of their shareholding of Preference Shares on 1 January in each year.

Luxembourg Capital Gains Tax in the Event of Subsequent Sale of the Preference Shares

Luxembourg Resident Companies:

Capital gains on a disposal of the Preference Shares are subject to Luxembourg income tax at the usual corporate income tax rate.

Luxembourg individuals:

Profit on disposal is not subject to income tax. However, if the Luxembourg resident holder of the Preference Shares has owned the Preference Shares disposed of for no more than six months or if the shareholding represented by the Preference Shares disposed of represents a stake of more than 25% then the profit on disposal is subject to income tax at the rate applicable to taxpayers.

Non-Resident (Private Individuals and Legal Entities):

Income derived from and net wealth in respect of the Preference Shares held by a non-resident shareholder who has no permanent establishment in Luxembourg with which the holding of the Preference Shares is effectively connected and who has never been a resident of Luxembourg are not subject to Luxembourg (corporate) income and net wealth tax, respectively.

Stamp Duties

Under Luxembourg law no ad valorem stamp duties apply on the sale of the Preference Shares.

Exchange Controls

There are currently no Luxembourg foreign exchange control restrictions on the conduct of PA's operations or affecting the remittance of Preference Dividends.

Bermuda

The Company is not subject to any income, withholding or capital gains taxes in Bermuda, where it is incorporated and maintains its registered office.

As at the date of this Listing Prospectus, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, state duty or inheritance tax payable by the Company or its shareholders not ordinarily resident in Bermuda. The Company is not subject to stamp duty on the issue, transfer or redemption of its shares.

The Company has received from the Minister of Finance in Bermuda under the Exempted Undertaking Tax Protection Act 1966 an assurance that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax, shall not, until 28 March 2016 be applicable to the Company or to any of its operations or to the Preference Shares, debentures or other obligations of the Company, except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such Preference Shares, debentures or other obligations of the Company or any land leased or let to the Company. As an exempted company, the Company is liable to pay in Bermuda a registration fee based upon its assessable capital at a rate not exceeding $27,825 per annum.

For so long as the Preference Shares are listed on the Luxembourg Stock Exchange, then permission under the Exchange Control Act 1972 of Bermuda (and regulations made thereunder) has been

obtained from the Bermuda Monetary Authority for the issue and subsequent transfer of the Preference Shares to persons not resident in Bermuda for exchange control purposes and for the issue and subsequent transfer of up to 20% of the Preference Shares in issue to persons regarded as residents of Bermuda for exchange control purposes.

The Company does not assume responsibility for the withholding of tax at source.

THE REGISTRAR

Pursuant to an agreement dated 28 December 2001 (**Registrar Agreement**), the Company has appointed First European Transfer Agent S.A., Luxembourg as Registrar and Transfer Agent. In this capacity, First European Transfer Agent S.A. is responsible for processing the issue and cancellation of share certificates for, and transfer of, Preference Shares on behalf of the Company, as well as for maintaining the register of Preference Shareholders.

First European Transfer Agent S.A., which is both an affiliate of and controlled by Dexia BIL, was incorporated in Luxembourg in 1994 and has its registered office at 11, Boulevard Grande-Duchesse Charlotte, Luxembourg.

The Registrar Agreement is concluded for an indefinite period and may be terminated by either party upon 3 months' written notice.

In consideration of the services rendered under the Registrar Agreement, the Registrar receives a fee from the Company as detailed in the Agreement.

Anti-money laundering

The Registrar has a responsibility to relevant regulators for compliance with the FATF/GAFI money laundering regulations and guidelines and for compliance with other applicable anti-money laundering laws generally. For that reason, existing Preference Shareholders, potential Preference Shareholders and transferees of Preference Shares may be required to provide proof of identity to the Registrar.

GENERAL INFORMATION

Listing

Application has been made to list the Preference Shares on the Luxembourg Stock Exchange. The Preference Shares will be listed on the debt securities section of the list and accordingly prices for the Preference Shares will be quoted by the Luxembourg Stock Exchange as a percentage of the par value of a Preference Share. The legal notice relating to the issue of the Preference Shares and the Bye-laws have been registered with the Registrar of the District Court in Luxembourg (*Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*), where such documents are available for inspection and where copies thereof can be obtained upon request. There is no current intention to apply for the listing of any shares of the Company on any other stock exchange.

Authorisations

The Company has obtained all necessary consents, approvals and authorisations in connection with the issue of the Preference Shares. The issue of the Preference Shares was authorised by a resolution of the Directors dated 18 December 2001.

Material Change

Except as disclosed in this Listing Prospectus, there has been no significant change in the financial position of the Company since incorporation nor any material adverse change in the financial position or prospects of the Company since incorporation. No such changes in respect of the PA Group have had a material impact on the Company.

Litigation

The Company is not involved in any litigation or arbitration proceedings which may have, or have had since incorporation of the Company, a material adverse effect on the financial position of the Company nor, so far as it is aware, is any such proceeding pending or threatened. No such proceedings in respect of the PA Group have had a material impact on the Company.

Clearing

The Preference Shares have been accepted for clearance and settlement by Clearstream and Euroclear under the ISIN code LU0140864397 and Common code 14086439.

Documents Available

Copies of the following documents may be inspected and, in the case of (iii) and (iv) obtained, at the registered office of the Listing Agent in Luxembourg for as long as the Preference Shares are listed on the Luxembourg Stock Exchange:

(i) The Bye-laws;

(ii) The Guarantee;

(iii) Copies of the information set out at **"Financial Statements"** below and the subsequent financial statements of the Company;

(iv) Copies of the information set out at **"Dexia BIL Financial Statements"** above and the subsequent financial statements of Dexia BIL;

(v) The Registrar Agreement.

FINANCIAL STATEMENTS

PA International Limited

Report and Financial Statements

Year Ended

31 December 1998, 1999 and 2000

BDO Stoy Hayward

Chartered Accountants

PA INTERNATIONAL LIMITED

(i)

(ii) **1 Comparative Table for PA International Limited**

(iii) **Nature of Financial Information**

PA International Limited was incorporated on 8 March 2001 and hence has not yet prepared consolidated statutory financial statements. The consolidated financial information set out in this document has been prepared in order to report the results of operations and the financial position of PA International Limited and its subsidiaries for the periods presented as if PA International Limited had been in existence prior to 1 January 1998.

The consolidated financial information of PA International Limited has been prepared on the following bases:

- as if the creation and issue of shares by PA International Limited subsequent to 31 December 2000, as set out in note 6.24, had taken place prior to 1 January 1998.

- using merger accounting principles as if the subsidiary companies, businesses, assets and liabilities of PA International Limited had been part of PA International Limited throughout the three years ended 31 December 2000.

- acquisitions of subsidiaries during the period have been accounted for using acquisition accounting principles.

The consolidated financial information of PA International Limited has been prepared in accordance with UK GAAP and in pounds sterling.

BDO Stoy Hayward was the auditor of the companies comprising PA Holdings Limited, the ultimate holding company of PA International Limited, throughout the period presented and expressed an unqualified audit opinion on the consolidated accounts of PA Holdings Limited for each of the three years ended 31 December 2000.

Consolidated profit and loss account for the years ended 31 December 1998, 1999 and 2000

		1998	1999				2000			
			Continuing				Continuing			
			Consulting	Venture			Consulting	Venture		
		Continuing	operations	operations	Discontinued		operations	operations	Acquisitions	
	Note	Total	Total	Total	Total	Total	Total	Total	Total	Total
		£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Turnover	6.2	277,113	277,449	2,622	24,776	304,847	**282,371**	**26,093**	**13,725**	**322,189**
Personnel and direct costs		(204,116)	(201,596)	(4,920)	(21,535)	(228,051)	**(199,126)**	**(29,462)**	**(16,361)**	**(244,949)**
Gross profit		72,997	75,853	(2,298)	3,241	76,796	**83,245**	**(3,369)**	**(2,636)**	**77,240**

Administrative expenses		(51,458)	(42,851)	(2,357)	(1,394)	(46,602)	**(38,462)**	**(14,255)**	**(5,137)**	**(57,854)**
Operating profit	6.8	21,539	33,002	(4,655)	1,847	30,194	**44,783**	**(17,624)**	**(7,773)**	**19,386**
Exceptional items										
Profit on sale of ES&S business	6.3(a)	-				-				**7,886**
Profit on sale of impact Executives business	6.3(b)	-				-				**3,697**
Profit on disposal of UbiNetics group	6.3(c)	-				-				**27,532**
Profit on disposal of own shares held	6.3(d)	9,878				-				-
Net interest receivable and investment income	6.9,6.10	4,993				5,176				**(14)**
Profit on ordinary activities after taxation		36,410				35,370				**58,487**
Taxation	6.11	(12,209)				(11,588)				**(12,325)**
Profit on ordinary activities after taxation		24,201				23,782				**46,162**

Minority interests		-	-	**396**
Profit available for distribution		24,201	23,782	**46,558**
Dividends	6.12	(1,662)	(1,994)	**-**
Retained profit for the year		22,539	21,788	**46,558**

3 PA INTERNATIONAL LIMITED

Consolidated statement of total recognised gains and losses

for the years ended 31 December 1998, 1999 and 2000

	Note	1998	1999	2000
		£'000	£'000	£'000
Profit available for distribution to members of the parent company		22,539	21,788	**46,558**
Revaluation of owned shares held	6.25	834	888	**3,277**
Tax effect of sale of own shares	6.25	(59)	-	-
Surplus on valuation of investment, property	6.25	-	-	**17,750**
Exchange differences on retranslation of net assets of subsidiary undertakings	6.25	865	(3,003)	**3,173**
Exchange differences on loans	6.25	(613)	837	**(4,006)**

Tax effect of exchange differences on loans	6.25	189	(209)	**1,102**
Total recognised gains and losses for the year		23,755	20,301	**67,854**

4 PA INTERNATIONAL LIMITED

Consolidated balance sheet at 31 December 1998, 1999 and 2000

	Note	1998	1999	2000
		£'000	£'000	£'000
Fixed assets				
Intangible assets	6.13	-	-	**45,328**
Tangible assets	6.14	23,360	130,532	**151,703**
Investments	6.16	11,440	20,709	**28,119**
		34,800	151,241	**225,220**
Current assets				
Debtors - due within one year	6.18	85,754	75,824	**117,525**
- due after more than one year	6.18	30,479	36,878	**40,304**
Investments	6.19	46,278	45,902	**55,163**
Cash at bank and in hand		63,673	52,954	**54,265**
		226,184	211,558	**267,257**
Creditors: amounts falling due				

within one year	6.20	113,972	122,758	**176,800**
Net current assets		112,212	88,800	**90,457**
Total assets less current liabilities		147,013	240,041	**315,677**
Creditors: amounts falling due				
after more than one year	6.21	(40,113)	(118,692)	**(118,082)**
Provision for liabilities and charges	6.22	(9,004)	(3,153)	**(5,760)**
Minority interests	6.3(c)	-	-	**(5,785)**
		97,895	118,196	**186,050**
Capital and reserves				
Called up share capital				
Equity	6.24	96,434	96,434	**96,434**
Non-equity	6.24	22	22	**22**

Revaluation reserve	6.25	211	1,099	**22,126**
Other reserves	6.25	(51,631)	(54,006)	**(53,737)**
Profit and loss account	6.26	52,859	74,647	**121,205**
Shareholders' funds		97,895	118,196	**186,050**

5 PA INTERNATIONAL LIMITED

Consolidated cash flow statement for the years ended 31 December 1998, 1999 and 2000

	Note	1998		1999		2000	
		£'000	£'000	£'000	£'000	£'000	£'000
Cash inflow from operating activities	6.27		65,542		59,392		**34,626**
Returns on investments and servicing of finance							
Interest received		4,336		4,240		**4,898**	
Interest paid		(142)		(132)		**(5,251)**	
Dividends received		57		-		**340**	
Net cash inflow/(outflow) from returns on investments and servicing of finance			4,251		4,108		**(13)**
Taxation							
Taxation paid			(7,963)		(17,194)		**(14,174)**
Capital expenditure and financial							

investment							
Purchase of tangible fixed assets		(6,882)		(115,209)		**(8,250)**	
Purchase of long term fixed asset investment		(3,371)		(3,075)		-	
Deposit in escrow account		(1,200)		(1,600)		**2,000**	
Disposal of tangible fixed assets		1,600		1,402		**3,297**	
Purchase of shares in ultimate parent company		(4,071)		(15,107)		**(15,800)**	
Disposal of shares in ultimate parent company		-		6,091		**11,548**	
Net cash outflow from capital expenditure and financial investment			(13,924)		(127,498)		**(7,205)**
Acquisition and disposals							
Purchase of subsidiary undertakings	6.4	-		-		**(63,279)**	
Net overdraft acquired with subsidiary	6.4	-		-		**(229)**	
Sale of impact executives	6.3(b)	-		-		**5,250**	
Sale of Executive Search and Selection	6.3(a)	-		-		**10,061**	
Sale of minority interest in subsidiary	6.3(c)	-		-		**33,713**	
			-		-		**(14,484)**

Equity dividends paid		(1,662)		(1,994)		**-**
Management of liquid resources						
Short term deposits	(10,338)		28,879		**(36,394)**	
Purchase of current asset investments	-		(43,107)		**-**	
Disposal of current asset investments	-		16,711		**25,472**	
		(10,338)		2,483		**(10,922)**
Net cash inflow/(outflow) before financing		35,906		(80,703)		**(12,172)**

Consolidated cash flow statement for the year ended 31 December 1998, 1999 and 2000 ***(Continued)***

	Note	1998		1999		2000	
		£'000	£'000	£'000	£'000	£'000	£'000
Financing							
Bank loans		-		70,000		**(1,500)**	
Capital element of finance lease rental payments		(9)		(16)		**(16)**	
Net cash (outflow)/inflow from financing			(9)		69,984		**(1,516)**
Change in cash in the year	6.28,6.29		35,897		(10,719)		**(13,688)**

6 PA INTERNATIONAL LIMITED

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000

6.1 Accounting policies

Accounting convention

The financial statements are prepared under the historical cost convention, as modified by the valuation of investments in own shares, and are in accordance with general accounting principles within the United Kingdom.

The financial statements are in compliance with the Companies Act 1985 except that, as explained below, investments properties are not depreciated.

The financial statements have been prepared in pounds sterling.

Basis of consolidation

PA International Limited was incorporated on 8 March 2001 and hence has not prepared consolidated statutory financial statements. The consolidated financial information set out in this document has been prepared in order to report the results of operations and the financial position of PA International Limited and its subsidiaries for the periods presented as if PA International Limited had been in existence prior to 1 January 1998.

The consolidated financial information of PA International Limited has been prepared on the following bases:

- as if the creation and issue of shares by PA International Limited subsequent to 31 December 2000, as set out in note 6.24, had taken place prior to 1 January 1998.

- using merger accounting principles as if the subsidiary companies, businesses, assets and liabilities of PA International Limited had been part of PA International Limited throughout the three years ended 31 December 2000.

- acquisitions of subsidiaries during the period have been accounted for using acquisition accounting principles.

The consolidated financial information of PA International Limited has been prepared in accordance with UK GAAP and in pounds sterling.

BDO Stoy Hayward was the auditor of the companies comprising PA Holdings Limited, the ultimate holding company of PA International Limited, throughout the period presented and expressed an unqualified audit opinion on the consolidated accounts of PA Holdings Limited for each of the three years ended 31 December 2000.

Goodwill

Goodwill arising on consolidation and purchased goodwill were previously written off to reserves in the year in which they arose. Goodwill arising in future periods will be capitalised and amortised in accordance with Financial Reporting Standard 10. The profit or loss on disposal of a business will include any goodwill arising on acquisitions previously eliminated against reserves under the former group policy. Goodwill is the difference between the amount paid on acquisition of a business and the aggregate fair value of its separable net assets.

6 PA INTERNATIONAL LIMITED

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.1 Accounting policies *(Continued)*

Goodwill (Continued)

Impairment tests on the carrying value of goodwill are undertaken:

- at the end of the first full financial year following acquisition; and
- in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Foreign currencies

The results of foreign subsidiary undertakings are translated into sterling at the average rate of exchange during the year. Their assets and liabilities are translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences which arise from translation of the opening net investment in foreign subsidiary undertakings are taken to reserves.

All other differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings which are taken directly to reserves to the extent of the exchange

difference arising on the net investment in these enterprises, provided they are used to finance or hedge against foreign equity investments. Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet dates, any differences are taken to the profit and loss account.

Employee benefit schemes

The consolidated balance sheet includes the assets and liabilities of employee benefit trusts. Dividends received in respect of investment in own shares held by these trusts are accounted for in the profit and loss account as investment income when received.

Turnover

Turnover represents the invoiceable value of work carried out and normal rechargeable materials expenditure and excludes sales taxes. Billing of work is based on time worked, or on a stage of completion of an assignment agreed previously with clients.

Bonus scheme

Bonuses are provided for at the maximum payment level. Where it is not possible to define the exact amount payable, the provision held in the financial statements will be sufficient to extinguish fully the Group's liability in respect of bonus scheme payments.

Pensions

The pension costs charged to the profit and loss account in respect of defined benefit pension schemes are based on actuarial methods and assumptions designed to provide the anticipated pension costs

over the service lives of the employees in the scheme and are calculated to achieve a substantially level percentage of the current and expected future pensionable payroll. Variations from regular costs are allocated over a period approximating to the remaining service lives of current employees in the scheme.

6.1 Accounting policies *(Continued)*

Intangible fixed assets

Amortisation is provided on all intangible fixed assets to write off the cost over their expected useful lives. The amortisation rates are as follows:

Goodwill arising on consolidation	-	5% on cost
Licences	-	shorter of the term of the licence and three years

Tangible fixed assets

Depreciation is provided on all tangible fixed assets other than freehold land to write off the cost less estimated residual value over their expected useful lives. The depreciation rates are as follows:

Freehold buildings	-	2% - 10% on cost
Property held on short lease	-	equal instalments over remaining period of lease unless the economic life of the asset is determined to be less than that of the lease

Office furniture, machinery and equipment	-	10% - 33% on cost
Computer equipment	-	20% - 50% on cost
Motor vehicles	-	15% - 25% on cost or 25% reducing balance.

Fixed asset investments

Investments are included as fixed assets and are shown at cost or valuation less provision for any diminution in value considered permanent.

Investment properties

In accordance with SSAP 19 investment properties are carried at open market value, no depreciation or amortisation is provided in respect of investment properties. This is a departure from the Companies Act 1985 which requires all properties to be depreciated. Such properties are not held for consumption but for investment and the directors consider that to depreciate them would not give a true and fair view. The effect of this departure has not been quantified because it is impracticable.

The aggregate surplus or deficit arising on revaluation is transferred to the revaluation reserve, except where a deficit below cost is deemed to represent a permanent diminution in value, in which case it is charged to the profit and loss account.

Current asset investments

Investments held as current assets are stated at lower of cost and net realisable value.

Revaluation reserve

Investment in own shares that are not specifically allocated to meet employee bonus obligations are revalued to their current market values. Allocated shares are revalued to market value at the date when they are matched against specific deferred bonus obligations.

Any surplus resulting from the revaluation is taken to a revaluation reserve.

6.1 Accounting policies *(Continued)*

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components. The interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balances of capital repayments outstanding. The capital element reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

Deferred taxation

Provision is made for timing differences between the treatment of certain items for taxation and accounting purposes to the extent that it is probable that a liability or asset will crystallise.

Property

Provision is made for the difference between rents payable and rents receivable on all vacant and sub-let space up to the end of the lease on a discounted basis.

Research and development expenditure

Research and development expenditure is written off in the year in which it is incurred.

Liquid resources

For the purpose of the cash flow statement, liquid resources are defined as current asset investments and short term deposits.

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.2 Segmental information

All turnover and profit before taxation arise from the principal activities of the Group.

	1998	1999	2000
	£'000	£'000	£'000
Turnover by destination			
UK	150,426	192,782	**187,277**
Europe (excluding UK and Scandinavia)	36,232	38,987	**28,869**
Scandinavia	45,761	37,289	**44,240**
North America	12,562	13,913	**24,176**
Asia Pacific	32,132	21,876	**37,627**
	277,113	304,847	**322,189**

An analysis of profit before tax and net assets by geographic region is not provided because in the opinion of the directors such analysis does not reflect the nature of the Group's activities.

Venture operations disclosed separately on the face of the profit and loss account are non core consulting operations.

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.3 Exceptional items

(a) Executive Search and Selection Business

On 28 February 2000 the Group sold its Executive Search and Selection business effective from 1 January 2000. The Group recognised a pre-tax profit on disposal of £7,886,000. In accordance with FRS3 - Reporting Financial Performance, the impact on Group results of this disposal is disclosed on the face of the profit and loss account.

The profit on disposal has been calculated as follows:	**£'000**
Cash proceeds	**10,061**
Net assets disposed of:	
Fixed assets	**(1,394)**
Less incidental costs of disposal	**(781)**
Profit on disposal	**7,886**

The taxation effect of this disposal, included in the Group tax charge was £903,000.

(b) Impact Executives – Interim Management Business

On 31 August 2000 the Group sold its Interim Management Business – Impact Executives realising a profit on disposal of £3,697,000.

The profit on disposal has been calculated as follows:	**£'000**	**£'000**
Cash proceeds		**5,250**
Net assets disposed of:		
Tangible fixed assets	**6**	
Debtors	**1,577**	
Cash	**381**	
Creditors	**(925)**	
		(1,039)
Less incidental costs of disposal		**(514)**
Profit on disposal		**3,697**

The taxation effect of this disposal, included in the Group tax charge, was £1,026,000.

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.3 Exceptional items *(Continued)*

(c) Disposals of interest in UbiNetics group

On 3 November 2000 UbiNetics Holdings Plc, a Group subsidiary, secured £33,714,000 (net of costs) of third party investment in return for an issue of ordinary shares. The external investment reduced PA's ownership of the UbiNetics group from 100% to 85% giving rise to a disposal of a 15% minority interest.

This gave rise to a profit on deemed disposal of £27,532,000 and a minority interest in the balance sheet of the Group of £5,785,000 at the year end.

There was no tax effect of this disposal.

(d) Profit on disposal of own shares held

On 5 October 1998 the Group adopted a new Bonus Share Purchase Plan which was made available to all option holders in the existing bonus schemes operated by the Employee Trust. As a result the Employee Trust sold 16,134,239 shares realising an exceptional profit of £9,878,000 (including stamp duty) and the obligation to pay deferred bonus was revalued simultaneously leading to an additional

exceptional bonus charge of £9,878,000. The net effect of these exceptional items on the Group results for 1998 was nil as shown in the following table:

	1998	1998	1998
	Before		
	Exceptional	Exceptional	
	items	items	Total
	£'000	£'000	£'000
Turnover	277,113	-	277,113
Personnel and direct costs	(193,876)	(9,878)	(203,754)
Gross profit	83,237	(9,878)	73,359
Administrative overheads	(52,017)	-	(52,017)
Operating profit	31,220	(9,878)	21,342
Income on investments	57	-	57
Profit on disposal of own shares	-	9,878	9,878
Interest receivable	5,298	-	5,298
Interest payable and similar charges	(142)	-	(142)

Profit on ordinary activities before taxation	36,433	-	36,433

6.4 Acquisitions

On 27 October 2000 the Group acquired the whole of the issued share capital of Hagler Bailly Inc for an initial consideration of £63,279,000 (US$96,000,000) in cash. Hagler Bailly Inc has been accounted for under the acquisition method of accounting. The assets and liabilities of Hagler Bailly Inc which were acquired are set out below:

	Book value £'000	Fair value adjustments £'000	Fair value to the Group £'000
Tangible fixed assets	6,446	(2,132)	4,314
Goodwill	13,026	(13,026)	-
Debtors	37,783	(6,799)	30,984
Creditors	(5,115)	(11,729)	(16,844)
Bank overdraft	(229)	-	(229)
Creditors due after one year	(107)	-	(107)

Net assets	**51,804**	**(33,686)**	**18,118**
Goodwill – provisional			**45,161**
Cash consideration			**63,279**

The goodwill has been capitalised in the balance sheet of the Group and will be amortised over 20 years.

Goodwill is provisional because assumptions have been made regarding amounts falling due in 2001 which may subsequently change the final goodwill figure as reported in the statutory financial statements as at 31 December 2001.

During the year, the Hagler Bailly businesses contributed turnover of £13,725,000 and an operating loss of £7,773,000 to the results of the consulting operations of the Group.

Fair value adjustments have been made to reflect the following assessments by the Group in accordance with Group accounting policies and procedures:

Adjustment to	**Basis**
Fixed assets	Revised depreciation rates

Goodwill	Replaced by goodwill/on acquisition
Debtors	Recoverable amounts
Creditors	Additional liabilities identified

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.4 Acquisitions *(Continued)*

The results of Hagler Bailly Inc prior to its acquisition were as follows:

Profit and loss account

	1 January 2000 to 27 October 2000 £'000	Year ended 31 December 1999 £'000
Turnover	**92,533**	112,334
Operating loss	**(32,752)**	(6,565)
Net interest	**(205)**	(45)

Loss on ordinary activities before taxation	**(32,957)**	(6,610)
Taxation on loss from ordinary activities	**322**	748
Loss for the year	**(32,635)**	(5,862)

All gain and losses are included in the summarised profit and loss account.

6.5 Employees

	1998	1999	2000
	£'000	£'000	£'000
Staff costs consist of:			
Salaries	95,861	135,446	**134,925**
Bonus	49,209	51,291	**51,220**
Social security costs	9,235	12,148	**11,461**
Pension costs	2,389	2,512	**2,422**

	156,694	201,397	**200,028**
	Number	**Number**	**Number**
The average number of employees, including directors, during the year was:	2,423	2,705	**2,893**

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.6 Directors

	1998	1999	2000
	£'000	£'000	£'000
Directors' emoluments consist of:			
Executive directors' remuneration	2,203	2,447	**2,590**

The emoluments, excluding pension contributions, of the highest paid director, were £2,590,000 (1999 - £2,447,000) (1998 - £2,203,000). Included in this amount are sums of £108,000 and £67,000 paid to companies which are related to the director (1999 - £97,000 and £39,000) (1998 - £Nil).

For all executive directors, for this and prior years, 30% of the bonus included in these amounts will be withheld for five years and only paid contingent on certain non performance-related criteria being met.

1998	1999	2000

Number of directors who exercised share options	1	-	1
Number of directors receiving long term incentives	1	1	1
Number of directors in the defined benefit pension scheme	1	1	1

6.7 Pension costs

The Group operates a number of pension schemes throughout the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The assets of these schemes are held in separate trustee-administered funds or insurance-based schemes. The pension costs relating to the defined benefit schemes are assessed in accordance with the advice of qualified actuaries. The total pension cost for the Group was £2,422,000 (1999 - £2,512,000) (1998 - £2,389,000).

The principal scheme is in the United Kingdom and comprises both defined benefit and defined contribution elements. The latest actuarial valuation of the scheme was undertaken as at 31 March 1999 by a firm of qualified actuaries. New employees have joined the scheme for defined contribution benefits since 1 January 1998. The pension cost for the defined benefit element was calculated as a level percentage of salaries of these members over their expected future service. The excess of £94,000,000 over the total past service liabilities is being accounted for as a reduction to the total pension cost over the expected future service of all scheme members.

The principal assumptions, expressed relative to price inflation, were: 4.0% pa discount rate for future accrual, 3.5% pa discount rate for pre-retirement past service liabilities, 2.0% for post retirement past service liabilities, 1.5% pa (plus promotional scale) for salary increases, 0% pa for pension increases.

Employer contributions to the United Kingdom pension scheme have been suspended subject to periodic review by the trustee of the scheme.

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 *(Continued)*

6.8 Operating profit

	1998	**1999**	**2000**
	£'000	**£'000**	**£'000**
This has been arrived at after charging/(crediting):			
Directors' emoluments (note 6.6)	2,203	2,447	**2,590**
Auditors' remuneration	405	355	**522**
Payments to auditors for other services	614	365	**474**
Depreciation of tangible fixed assets	9,833	7,096	**7,444**
Amortisation of intangible fixed assets	-	-	**491**
(Profit) on disposal of fixed assets	(129)	(122)	**(1,530)**
(Profit)/loss on disposal of current asset investments	-	(579)	**1,661**
Hire of plant and equipment	269	366	**946**
Other operating lease charges	14,341	14,045	**8,077**
Rent receivable	(4,042)	(4,245)	**(5,128)**
Exchange differences	367	1,202	**1,530**

Increase/(decrease) of property provisions (note 6.22)	333	(4,985)	**1,076**
Research and development expenditure written off	-	3,542	**14,623**
Financing and other costs arising on acquisition of property	-	2,647	**-**

6.9 Interest and income from investments

	1998	1999	2000
	£'000	£'000	£'000
Interest received on cash deposits	5,078	5,767	**4,897**
Unlisted investment income	57	-	**340**
	5,135	5,767	**5,237**

The aggregate of interest receivable £5,237,000 (1999 - £5,767,000) (1998 - £5,135,000) and interest payable £5,251,000 (note 6.11) (1999 - £591,000) (1998 - £142,000) is shown on the face of the profit and loss account as net interest receivable and investment income of £14,000 (1999 - £5,176,000) (1998 - £4,993,000).

6.10 Interest payable and similar charges

	1998	1999	2000
	£'000	£'000	£'000
On bank loans	142	591	**5,251**

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.11 Taxation

	1998	1999	2000
	£'000	£'000	£'000
Taxation based on profit for the year comprises:			
United Kingdom			
Corporation tax	12,473	10,500	**8,544**
Deferred taxation	(1,490)	1,187	**576**
Tax credit on UK dividends received	11	-	-
Corporation tax over provided in prior years	(91)	(3,341)	**306**
Deferred tax (over)/under provided in prior years	(695)	2,375	**77**
	10,208	10,721	**9,503**
Overseas			
Overseas tax	2,131	1,849	**4,393**

Deferred taxation	(539)	(1,551)	**(1,655)**
Overseas tax under provided in prior years	397	605	**392**
Deferred tax under/(over) provided in prior years	12	(36)	**(308)**
	2,001	867	**2,822**
	12,209	11,588	**12,325**

6.12 Dividends

	1998	**1999**	**2000**
	£'000	**£'000**	**£'000**
Final dividend	1,662	1,994	-

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 *(Continued)*

6.13 Intangible assets

	£'000
Goodwill	**44,785**
Other	**543**
	45,328

Goodwill has arisen on acquisition of Hagler Bailly Inc (note 6.4). Initial purchased goodwill of £45,161,000 has been reduced by £376,000 of amortisation over the last two months of the year.

Other intangibles represent licences purchased by venture companies which are being amortised over the shorter of the term of the licence and three years.

Licences purchased during the year totalled £658,000 which has been reduced by an amortisation charge of £115,000.

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 *(Continued)*

6.14 Tangible assets

	Freehold land and buildings £'000	Leasehold property £'000	Office furniture, machinery and equipment £'000	Computer equipment £'000	Motor vehicles £'000	Total £'000
Cost						
At 1 January 1998	23,865	9,161	9,504	16,446	118	59,094
Exchange adjustments	(79)	54	(26)	(11)	2	(60)
Additions	54	2,675	1,551	2,589	13	6,882
Disposals	(1,404)	(184)	(273)	(339)	(40)	(2,240)
At 31 December 1998	**22,436**	**11,706**	**10,756**	**18,685**	**93**	**63,676**
Exchange adjustments	88	(82)	(50)	(160)	(5)	(209)
Additions	65	106,250	1,616	7,274	4	115,209
Disposals	-	(1,199)	(227)	(2,779)	(18)	(4,223)

At 31 December 1999	**22,589**	**116,675**	**12,095**	**23,020**	**74**	**174,453**
Exchange adjustments	(78)	213	303	44	2	484
Additions	109	2070	3,085	2,986	-	8,250
Revaluation of						
investment property	-	17,750	-	-	-	17,750
On acquisition of HB	-	2,730	5,493	2,342	49	10,614
Disposals	-	(1,879)	(1,037)	(1,407)	(1)	(4,324)
At 31 December 2000	**22,620**	**137,559**	**19,939**	**26,985**	**124**	**207,227**
Depreciation						
At 1 January 1998	6,469	4,458	7,444	12,803	90	31,264
Exchange adjustments	(5)	39	(51)	3	2	(12)
Charge for the year	2,568	2,373	1,130	3,749	13	9,833
Disposals	(19)	(184)	(228)	(299)	(39)	(769)
At 31 December 1998	**9,013**	**6,686**	**8,295**	**16,256**	**66**	**40,316**
Exchange adjustments	4	(71)	(333)	(145)	(4)	(549)
Charge for the year	1,395	1,080	936	3,674	11	7,096

Disposals	-	(327)	(227)	(2,373)	(15)	(2,942)
At 31 December 1999	**10,412**	**7,368**	**8,671**	**17,412**	**58**	**43,921**
Exchange adjustments	(10)	132	237	55	2	416
Acquisition of HB	-	1,589	4,398	268	45	6,300
Charge for the year	360	1,331	459	5,291	3	7,444
Disposals	-	(732)	(792)	(1,031)	(2)	(2,557)
At 31 December 2000	**10,762**	**9,688**	**12,973**	**21,995**	**106**	**55,524**
Net book value						
At 1 January 1998	17,396	4,703	2,060	3,643	28	27,830
At 31 December 1998	13,423	5,020	2,461	2,429	27	23,360
At 31 December 1999	12,177	109,307	3,424	5,608	16	130,532
At 31 December 2000	**11,858**	**127,871**	**6,966**	**4,990**	**18**	**151,703**

6.14 Tangible assets *(Continued)*

During the year ended 31 December 2000 leasehold property includes £70,500,000 being the investment property portion of 123 Buckingham Palace Road. This represents 50% of the value of the building and is carried at directors' valuation. The historical cost of this element of the property is £52,750,000. The remainder of the building is a long leasehold fixed asset with net book value of £52,617,000 at the year end.

During the year ended 31 December 1999 additions to leasehold property included £31,650,000 being the fixed asset portion of 123 Buckingham Palace Road which the Group purchased in the year. This is a long leasehold property with a depreciation charge of £57,000 in 1999 and a net book value at the year end of £31,593,000. Also included in additions to leasehold property is £73,850,000, being the investment property portion of 123 Buckingham Palace Road (note 6.13). All other assets included in leasehold property are short leasehold.

Included within office furniture, machinery and equipment are assets held under finance leases. The net book value of all such assets held at 31 December 2000 amounted to £115,000 (1999 - £17,000) (1998 - £28,000). The 2000 depreciation charge relating to these assets was £10,000 (1999 - £6,000) (1998 - £17,000).

6.15 Investment properties

In November 1999 the Group purchased the 250 year leasehold over its head office at 123 Buckingham Palace Road, London. Only a portion of the building is occupied by the Group and accordingly accounted for as a fixed asset (note 6.14). The remaining portion of the building is let to tenants and is accounted for as an investment property.

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.16 Fixed asset investments

Investments in own shares

Investment in own shares represents shares in the Company held by P A Consulting Group Holdings SA (a subsidiary of P A International Limited). At 31 December 2000, P A Consulting Group Holdings SA held 159,813,860 shares (1999 – 159,813,860) (1998 – 159,813,860) with a nominal value of £7,991,000 (1999 - £7,991,000) (1998 - £7,991,000).

Investments in ultimate holding company represents shares in PA Holdings Limited, the immediate and ultimate holding company of the Company, held by employee benefit trusts which comprise the Employment Benefit Trust and the Employee Trust. The purpose of the trusts is to hold shares for subsequent sale or grant to employees.

At 31 December 2000 the Employment Benefit Trust held 349,278 ordinary shares of PA Holdings Limited (1999 – 81,077) (1998 - 397,908) with a market value of £988,000 (1999 – £176,000) (1998 - £653,000) and the Employee Trust held 5,668,465 (1999 – 3,808,559) (1998 – 2,579,110) shares with a market value of £16,042,000 (1999 – £8,265,000) (1998 - £4,230,000). The nominal value of the shares held was £567,000 (1999 - £389,000) (1998 – £298,000). Of the total shares held, 3,490,347 (1999 – 1,802,230) (1998 – 1,716,044) have been allocated to satisfy specific employee share option schemes.

	1998	1999	2000
	£'000	£'000	**£'000**
Own shares – at cost	7,991	7,991	**7,991**
Shares of ultimate holding company – at valuation	3,449	6,569	**14,097**
Other	-	6,149	**6,101**
	11,440	20,709	**28,189**

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.16 Fixed asset investments *(Continued)*

Movement in fixed asset investment

	Own shares £'000	Shares of ultimate holding company £'000	Other £'000	Total £'000
Balance at 1 January 1998	7,991	15,203	-	15,203
Additions at cost	-	4,527	-	4,527
Disposals	-	(17,115)	-	(17,115)
Surplus on revaluation	-	834	-	834
Balance at 31 December 1998	7,991	3,449	-	11,440

Additions at cost	-	15,107	6,149	21,256
Disposals	-	(12,874)	-	(12,874)
Surplus on revaluation	-	887	-	887
Balance at 31 December 1999	7,991	6,569	6,149	20,709
Write down of investments	-	-	(845)	(845)
Additions at cost	-	15,800	797	16,597
Disposals	-	(11,549)	-	(11,549)
Surplus on revaluation	-	3,277	-	3,277
Balance at 31 December 2000	**7,991**	**14,097**	**6,101**	**28,189**

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 *(Continued)*

6.17 Subsidiary companies

The principal subsidiary companies of the Company are:

Name	Place of incorporation/ registration	Nature of business	1998	1999	2000
			%	%	%
Erinvale Holdings BV	Netherlands	Property holding company	-	100	100
PA International Consulting Group Limited	England and Wales	Holding company	100	100	100
PA Investments Limited	England and Wales	Investment holding company	-	100	100
PA Overseas Holding Limited	England and Wales	Holding company	100	100	100
PA Management Services Limited	England and Wales	Group administration	100	100	100
PA Group Treasury Services Limited	England and Wales	Treasury	100	100	100
PA Consulting Services Limited	England and Wales	Consultancy	100	100	100
PA Strategy Partners Limited	England and Wales	Consultancy	-	100	100

PA Management Consultants (Australasia) Pty Limited	Australia	Consultancy	100	100	100
PA Consulting Group Inc	USA	Consultancy	100	100	100
PA Consulting Group KK	Japan	Consultancy	100	100	100
PA Consulting Group A/S	Denmark	Consultancy	100	100	100
PA Consulting Group O/Y	Finland	Consultancy	100	100	100
PA Consulting Group A/S	Norway	Consultancy	100	100	100
PA Consulting Group Limited	New Zealand	Consultancy	100	100	100
PA Consulting Group Pte Limited	Singapore	Consultancy	100	100	100
PA Consulting Services SA	France	Holding company	100	100	100
PA Consulting Group SA	France	Consultancy	100	100	100
PA Consulting Group AB	Sweden	Consultancy	100	100	100
PA Consulting Group Sdn Bhd	Malaysia	Consultancy	100	100	100
PA Consulting (Cayman Islands) Limited	Cayman Islands	Funding	-	100	100
PA Consulting Group Limited	Hong Kong	Consultancy	100	100	100
PA Consulting Services (India) Private Limited	India	Consultancy	-	100	100
PA Consulting Services GmbH	Germany	Consultancy	100	100	100
PA International Holdings BV	Netherlands	Holding company	100	100	100
PA Consulting Services SA	Belgium	Consultancy	100	100	100
PA Consulting Services BV	Netherlands	Consultancy	100	100	100
PA Consulting Group SRO	Czech Republic	Consultancy	100	100	100
PA Consulting Group Holdings SA	Switzerland	Holding company	100	100	100

PA Finance Limited	England and Wales	Holding company	-	-	100
PA Consulting Group (Risk Advisors) Inc	USA	Consultancy	-	-	100
PA Consulting Services Inc	USA	Consultancy	-	-	100
PA Consulting Group (Transport) Inc	USA	Consultancy	-	-	100
PA Consulting Government Services Inc	USA	Consultancy	-	-	100
PA Consulting Group (Holdings) Inc	USA	Holding company	-	-	100
PA Group Service Centre SA	Switzerland	System services company	100	100	100
PA Knowledge Limited	Cayman Islands	Intellectual property rights	-	100	100

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 *(Continued)*

6.17 Subsidiary companies *(Continued)*

Name	Place of incorporation/ registration	Nature of business	1998	1999	2000
			%	%	%
Strategic Simulation Systems Inc	USA	Software development	100	100	100
Cubiks Holdings Limited	England	Holding company	-	-	100
Cubiks Intellectual Property SA	Switzerland	Holding company	-	-	100
Cubiks (Australia) Pty Limited	Australia	Psychometric testing products	-	-	100
Cubiks (Belgium) SA/NV	Belgium	Psychometric testing products	-	-	100
Cubiks (Denmark) AS	Denmark	Psychometric testing products	-	-	100
Cubiks Finland OY	Finland	Psychometric testing products	-	-	100
Cubiks (France) AS	France	Psychometric testing			

		products	-	-	100
Cubiks (Germany) GmbH	Germany	Psychometric testing products	-	-	100
Cubiks (Hong Kong) Limited	Hong Kong	Psychometric testing products	-	-	100
Cubiks Limited	England	Psychometric testing products	-	-	100
PA Cubiks (Malaysia) Sdn Bhd	Malaysia	Psychometric testing products	-	-	100
Cubiks (Netherlands) BV	Netherlands	Psychometric testing products	-	-	100
Cubiks (New Zealand) Limited	New Zealand	Psychometric testing products	-	-	100
Cubiks (Norway) AS	Norway	Psychometric testing products	-	-	100
PA Cubiks (Singapore) Pte Limited	Singapore	Psychometric testing products	-	-	100
Cubiks Sweden AB	Sweden	Psychometric testing products	-	-	100
PA Consulting Services SA	Argentina	Consultancy	-	-	100
PA Consulting Armenia LLC	Armenia	Consultancy	-	-	100
PA do Brasil Ltda	Brazil	Consultancy	-	-	100
PT PA Consulting Indonesia	Indonesia	Consultancy	-	-	100
Zao Hagler Bailly	Russia	Consultancy	-	-	100

PA Consulting Group Limited	Canada	Consultancy	-	-	100
UbiNetics (Cayman Islands) Limited	Cayman Islands	Intellectual property rights	-	100	85
UbiNetics Limited	England and Wales	Telecommunications development	-	100	85
UbiNetics Holdings Plc	England	Telecommunications development	-	-	85
PA Consultancy Group Srl	Italy	Consultancy	100	100	-
PA Consultores de Dirección1 SA	Spain	Consultancy	100	100	-
PA Consulting Group SA	Luxembourg	Consultancy	100	100	-

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 *(Continued)*

6.18 Debtors

	1998	1999	2000
	£'000	£'000	£'000
Due within one year:			
Trade debtors	42,306	41,088	**62,388**
Accrued income	6,212	6,680	**27,247**
Other debtors	3,254	4,590	**8,373**
Amounts due from ultimate holding company	25,317	16,691	**3,102**
Prepayments	5,367	3,207	**4,381**
Loans to staff	2,302	2,523	**6,897**
Taxation	996	1,045	**5,137**
	85,754	75,824	**117,525**
Due after more than one year:			
Loans to staff	24,253	32,340	**32,456**

Deferred tax (note 6.23)	6,226	4,538	**7,848**
	30,479	36,878	**40,304**

Loans to staff result from the adoption of the Bonus Share Purchase Plan introduced in 1998.

Total loans to staff include £1,903,000 (1999 - £1,371,000) (1998 - £888,000) loans to directors from the Employee Trust.

6.19 Current asset investments

	1998	1999	2000
	£'000	£'000	£'000
Listed investments	3,398	22,423	**-**
Other investments	42,880	23,479	**55,163**
	46,278	45,902	**55,163**

Other investments are stated at cost and represent amounts invested in short term deposits with access times of up to nine months.

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 *(Continued)*

6.20 Creditors: amounts falling due within one year

	1998	1999	2000
	£'000	£'000	£'000
Bank loans and overdrafts (note 6.21)	-	1,500	**16,499**
Trade creditors	6,214	10,649	**10,211**
Payments on account	9,821	8,938	**21,681**
Amounts due from ultimate holding company	53,247	53,805	**9,493**
Taxation	13,070	5,968	**7,373**
Social security and other taxes	617	603	**561**
Other creditors and accruals	31,003	41,295	**110,982**
	113,972	122,758	**176,800**

6.21 Creditors: amounts falling due after more than one year

	1998	1999	2000
	£'000	£'000	**£'000**
Bank loan	-	68,500	**67,000**
Finance lease creditors (note 6.34)	20	12	**109**
Bonuses	38,889	49,840	**50,526**
Other	1,204	340	**447**
	40,113	118,692	**118,082**

The long term bank loan relates to the purchase of 123 Buckingham Palace Road (note 6.15). It is secured by a fixed and floating charge over certain assets of the Group.

	1999	2000
	£'000	**£'000**
It is wholly repayable within ten years as follows:		
In more than one year but not more than two years	1,500	**1,500**
In more than two year but not more than five years	4,500	**4,500**
In more than five years	62,500	**61,000**

	68,500	**67,000**

6.21 Creditors: amounts falling due after more than one year *(Continued)*

The loan is payable in equal quarterly instalments. Interest is payable at a variable rate being 3 month LIBOR plus 0.8% mandatory costs.

The Group has entered into interest hedging arrangements split into two tranches. £40,000,000 of the loan is the subject of an arrangement which effectively fixes the interest rate paid by the Group 6.81% (plus 0.8% mandatory costs) until 15 January 2004. Thereafter £30,000,000 is the subject of an option which enables the Group to fix the variable rate to a fixed rate of 5.75% (plus 0.8% mandatory costs) from 15 January 2004 until the loan is due for repayment in November 2009.

6.22 Provision for liabilities and charges

	1998	1999	2000
	£'000	£'000	£'000
Property provisions	5,608	623	**1,699**
Deferred tax (note 6.23)	884	741	**2,423**
Other provisions	2,512	1,789	**1,638**

	9,004	3,153	**5,760**

	Property provision £'000	Other £'000
Balance at 1 January 1998	5,275	278
New provisions in the year	333	2,234
Balance at 31 December 1998	5,608	2,512
Released to profit and loss account	(1,565)	-
Released on purchase of 123 Buckingham Palace Road	(3,420)	(1,150)
New provisions in the year	-	427
Balance at 31 December 1999	623	1,789

Released to profit and loss account	(310)	(151)
New provisions in the year	1,386	-
Balance at 31 December 2000	**1,699**	**1,638**

Other provisions relate to leasehold dilapidation costs arising on lease termination. These costs are capitalised and depreciated over the length of the lease.

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.23 Deferred taxation

Unprovided and provided deferred taxation is as follows:

	1998		1999		2000	
	Unprovided	Provided	Unprovided	Provided	Unprovided	Provided
	£'000	£'000	£'000	£'000	£'000	£'000
Fixed assets	(62)	(116)	(78)	(240)	**16**	**626**
Property provisions	-	(1,682)	-	-	-	**(242)**
Bonus	-	(2,656)	-	(3,042)	**(369)**	**(3,380)**
Losses	-	-	(5,722)	(490)	**(7,709)**	**(368)**
Other	(299)	(888)	(205)	(25)	**(5,768)**	**(2,061)**
	(361)	(5,342)	(6,005)	(3,797)	**(13,830)**	**(5,425)**

Deferred taxation movements:

	1998	1999	2000
	£'000	£'000	£'000
Balance at 1 January	(2,952)	(5,342)	**(3,797)**
Transfer from profit and loss account			
United Kingdom	(2,185)	3,562	**653**
Overseas	(527)	(1,587)	**(1,963)**
Other movements	322	(430)	**(318)**
Balance at 31 December	(5,342)	(3,797)	**(5,425)**
Deferred tax liabilities (note 6.22)	884	741	**2,423**
Deferred tax assets (note 6.18)	(6,226)	(4,538)	**(7,848)**
	(5,342)	(3,797)	**(5,425)**

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.24 Share capital

	1998		1999		2000	
	Number	£	Number	£	Number	£
Authorised						
Equity						
Redeemable shares						
of 5p each	13,794,926	689,746	13,794,926	689,746	**13,794,926**	**689,746**
Redeemable shares						
of 1 Euro each	15,000,000	9,287,926	15,000,000	9,287,926	**15,000,000**	**9,287,926**
Ordinary shares						
of 5p each	1,721,126,860	86,056,343	1,721,126,860	86,056,343	**1,721,126,860**	**86,056,343**
'C' Preferred						
Ordinary shares						
of 5p each	8,000,000	400,000	8,000,000	400,000	8,000,000	400,000
	1,757,921,786	96,434,015	1,757,921,786	96,434,015	**1,757,921,786**	**96,434,015**

	Number		Number		Number	
Non equity						
Alphabet shares						
of 0.01p each	223,277,000	£22,328	223,277,000	£22,328	**223,277,000**	**£22,328**
Preference shares						
of 1 Euro each	5,000,000	E5,000,000	5,000,000	E5,000,000	**5,000,000**	**E5,000,000**

	Number	£	Number	£	Number	£
Allotted, called up						
and fully paid						
Equity						
Redeemable shares						
of 5p each	13,794,926	689,746	13,794,926	689,746	**13,794,926**	**689,746**
Redeemable shares						
of 1 Euro each	15,000,000	9,287,926	15,000,000	9,287,926	**15,000,000**	**9,287,926**
Ordinary shares						
of 5p each	1,721,126,860	86,056,343	1,721,126,860	86,056,343	**1,721,126,860**	**86,056,343**

'C' Preferred						
Ordinary shares						
of 5p each	8,000,000	400,000	8,000,000	400,000	8,000,000	400,000
	1,757,921,786	96,434,015	1,757,921,786	96,434,015	**1,757,921,786**	**96,434,015**
Non equity						
Alphabet shares						
of 0.01p each	223,277,000	22,328	223,277,000	22,328	**223,277,000**	**22,328**

6.24 Share capital *(Continued)*

PA International Limited is an exempted limited company incorporated in Bermuda on 8 March 2001 for an unlimited duration with registration number 30152 and with registered office at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

Authorised Capital

The Company was incorporated with an authorised share capital of £10,000 divided into 10,000 ordinary shares of £1.00 each.

By a resolution of the sole shareholder of the Company dated 14 September 2001, the authorised share capital of the Company was increased from £10,000 to £96,456,343 by the creation of an additional 86,446,343 ordinary shares of £1.00 each to rank *pari passu* in all respects with the existing 10,000 ordinary shares of the Company and by the creation of 10,000,000 redeemable shares of £1.00 each.

By a resolution of the shareholders of the Company dated 22 November 2001, 9,287,926 redeemable shares of £1 each were reclassified into 15,000,000 redeemable shares of 1 Euro each.

By a resolution of the shareholders of the Company dated 22 November 2001, the 712,074 redeemable shares of £1.00 each were subdivided into 14,241,480 redeemable shares of 5 pence each and the 86,456,343 ordinary shares of £1.00 each were subdivided into 1,729,126,860 ordinary shares of 5 pence each.

By a resolution of the directors dated 12 December 2001, 446,554 redeemable shares of 5 pence each were subdivided and reclassified into 223,277,000 alphabet shares of 0.01p each as follows:

45,081,840 Class U2001.0 alphabet shares of 0.01p;
45,081,840 Class C2001.0 alphabet shares of 0.01p;
45,081,840 Class GC2001.0 alphabet shares of 0.01p;
45,081,840 Class M2001.0 alphabet shares of 0.01p; and
42,949,640 Class P2001.0 alphabet shares of 0.01p.

By a resolution of the shareholders of the Company dated 18 December 2001, the authorised share capital of the Company was increased by the creation of 5,000,000 Preference Shares of 1 Euro each and 8,000,000 Ordinary Shares of 5 pence each held by PA Consulting Group Holdings SA were converted into 8,000,000 'C' Preferred Ordinary Shares of 5 pence each.

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.24 Share capital *(Continued)*

Issued Capital

On 20 March 2001, by a resolution of the directors, 10,000 ordinary shares of £1.00 each were issued to PA Holdings Limited, fully paid up.

On 17 September 2001, pursuant to a Share Exchange Agreement between the Company and PA Holdings Limited dated 17 September 2001, 78,455,650 ordinary shares of £1.00 each were issued fully paid up to PA Holdings Limited in consideration for the transfer to the Company of the entire issued share capital of PA International Consulting Group Limited.

On 11 October 2001, by a resolution of the directors, 10,000,000 redeemable shares of £1.00 each were issued to PA Holdings Limited, fully paid up, by way of bonus issue.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 906,346 ordinary shares of £1.00 each in the Company were issued fully paid up to PA Consulting Group Holdings SA in consideration for the transfer to the Company of certain shares in Cubiks Holdings Limited.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 89,295 ordinary shares of £1.00 each in the Company were issued fully paid to PA Consulting Group Holdings SA in consideration for the transfer to the Company of the entire issued share capital of Meridica Limited.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 245,563 ordinary shares of £1.00 each in the Company were issued fully paid to PA Consulting Group Holdings SA in consideration for the transfer to the Company of the entire issued share capital of PA Gentle Cloud SA.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 498,825 ordinary shares of £1.00 each in the Company were issued fully paid to PA Consulting Group Holdings SA in consideration for the transfer to the Company of certain shares in Physiome Sciences, Inc.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 6,250,664 ordinary shares of £1.00 each in the Company were issued fully paid to PA Consulting Group Holdings SA in consideration for the transfer to the Company of certain shares in UbiNetics Holdings plc.

6.24 Share capital *(Continued)*

Issued Capital *(Continued)*

By a resolution of the shareholder of the Company dated 22 November 2001, 9,287,926 redeemable shares of £1 each were reclassified into 15,000,000 redeemable shares of 1 Euro each.

By a resolution of the shareholders of the Company dated 22 November 2001, the 712,074 redeemable shares of £1.00 each were subdivided into 14,241,480 redeemable shares of 5 pence each and the 86,456,343 ordinary shares of £1.00 each were subdivided into 1,729,126,860 ordinary shares of 5 pence each.

By a resolution of the Directors dated 12 December 2001, 446,554 redeemable shares of 5 pence each were subdivided and reclassified into 223,277,000 alphabet shares of 0.01p each as follows:

45,081,840 Class U2001.0 alphabet shares of 0.01p;
45,081,840 Class C2001.0 alphabet shares of 0.01p;
45,081,840 Class GC2001.0 alphabet shares of 0.01p;
45,081,840 Class M2001.0 alphabet shares of 0.01p; and
42,949,640 Class P2001.0 alphabet shares of 0.01p.

All redeemable shares are redeemable at any time, at the Company's option.

By a resolution of the shareholders of the Company dated 18 December 2001, 8,000,000 Ordinary Shares of 5 pence each held by PA Consulting Group Holdings SA were converted into 8,000,000 'C' Preferred Ordinary Shares of 5 pence each.

On the admission of the Preference Shares of 1 Euro each to trading on the Luxembourg Stock Exchange, the issue of such Preference Shares will become unconditional. As a result, certain automatic conversion provisions set out in the Bye-laws will take effect, with the consequence that for every one such Preference Share issued, one Euro Redeemable Share of 1 Euro each will be converted into one 'B' Preferred Ordinary Share of 1 Euro each.

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.25 Other reserves

	Revaluation reserve £'000	Capital reserve £'000	Exchange reserve £'000	Merger reserve £'000	Total excluding revaluation £'000
Balance at 1 January 1998	2,114	41	(1,499)	(50,614)	(52,072)
Surplus on valuation of shares held in ultimate holding company	834	-	-	-	-
Tax on sale of shares held	(59)	-	-	-	-
Transfer to profit and loss reserve	(2,678)	-	-	-	-
Exchange difference on retranslation on net assets of subsidiary undertakings	-	-	865	-	865
Exchange differences on loans	-	-	(613)	-	(613)
Tax effect of exchange difference on loans	-	-	189	-	189

Balance at 31 December 1998	211	41	(1,058)	(50,614)	(51,631)
Surplus on valuation of shares held in ultimate holding company	888	-	-	-	-
Exchange difference on retranslation on net assets of subsidiary undertakings	-	-	(3,003)	-	(3,003)
Exchange differences on loans	-	-	837	-	837
Tax effect of exchange difference on loans	-	-	(209)	-	(209)
Balance at 31 December 1999	1,099	41	(3,433)	(50,614)	(54,006)
Surplus on valuation of shares held in ultimate holding company	3,277	-	-	-	-
Surplus on valuation on investment property	17,750	-	-	-	-
Exchange difference on retranslation on net assets of subsidiary undertakings	-	-	3,173	-	3,173

Exchange differences on loans	-	-	(4,006)	-	(4,006)
Tax effect of exchange difference on loans	-	-	1,102	-	1,102
Balance at 31 December 2000	**22,126**	**41**	**(3,164)**	**(50,614)**	**(53,737)**

Aside from the surplus on revaluation of investment property (£17,750,000), the revaluation reserve relates to shares of the ultimate holding company held by the employee benefit trusts.

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 *(Continued)*

6.26 Profit and loss account

	1998	1999	2000
	£'000	£'000	£'000
Balance at 1 January	27,642	52,859	**74,647**
Retained profit for the year	22,539	21,788	**46,558**
Transfer from revaluation reserve	2,678	-	-
Balance at 31 December	52,859	74,647	**121,205**

The cumulative goodwill written off in respect of acquisitions at 31 December 2000 was £18,238,000 (1999 - £18,238,000) (1998 - £18,238,000) (1998 - £18,238,000).

The Group profit and loss account includes £13,385,000 (1999 - £6,022,000) (1998 - £5,501,000) of reserves held in the employee benefit trusts which is not distributable to the members of the Company.

6.27 Net cash inflow from operating activities

	1998	1999	2000
	£'000	£'000	£'000
Operating profit	21,539	30,194	**19,386**
Adjustment to operating profit:			
Depreciation	9,833	7,096	**7,444**
Loss on sale of tangible fixed assets	(129)	(122)	**(1,530)**
(Loss)/profit on sale of current asset investments	-	(579)	**1,661**
Increase in debtors	10,034	1,497	**29,952**
(Decrease)/increase in creditors	(4,432)	24,019	**(22,371)**
Other including translation differences	28,697	(2,713)	**84**
	65,542	59,392	**34,626**

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 *(Continued)*

6.28 Analysis of change in net funds

	At 1 January 1998 £'000	Cash flow £'000	Other non-cash changes £'000	At 31 December 1998 £'000
Cash in hand and at bank	27,817	35,856	-	63,673
Overdrafts	(41)	41	-	-
	27,776	35,897	-	63,673
Finance leases	(30)	(9)	-	(39)
Debt due within one year	-	-	-	-
Debt due after one year	-	-	-	-
Current asset investments	35,940	10,338	-	46,278

Total	63,686	46,226	-	109,912

	At 1 January 1999 £'000	Cash flow £'000	Other non-cash changes £'000	At 31 December 1999 £'000
Cash in hand and at bank	63,673	(10,719)	-	52,954
	63,373	(10,719)	-	52,954
Finance leases	(39)	16	-	(23)
Debt due within one year	-	(1,500)	-	(1,500)
Debt due after one year	-	(68,500)	-	(68,500)
Current asset investment	46,278	(2,483)	2,107	45,902
Total	109,912	(83,186)	2,107	28,833

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.28 Analysis of changes in net funds *(Continued)*

	At 1 January 2000 £'000	Cash flow £'000	Other non-cash changes £'000	At 31 December 2000 £'000
Cash in hand and at bank	52,954	1,311	-	**54,265**
Overdrafts	-	(14,999)	-	**(14,999)**
	52,954	(13,688)	-	**39,266**
Finance leases	(23)	16	(108)	**(115)**
Debt due within one year	(1,500)	1,500	(1,500)	**(1,500)**
Debt due after one year	(68,500)	-	1,500	**(67,000)**
Current assets investment	45,902	9,261	-	**55,163**

Total	28,833	(2,911)	(108)	**25,814**

6.29 Reconciliation of net cash flow to movement in net funds

	1998	1999	2000
	£'000	**£'000**	**£'000**
Increase/(decrease) in cash in the year	35,897	(10,719)	**(13,688)**
Cash inflow/(outflow) from decrease/(increase) in debt and lease financing	10	(69,984)	**1,516**
Cash inflow/(outflow) from decrease/(increase) in liquid resources	10,338	(376)	**9,261**
Change in net debt resulting from cash flows	46,245	(81,079)	**(2,911)**
New finance leases	(19)	-	**(108)**
Movement in net funds in the year	46,226	(81,079)	**(3,019)**

Net funds at start of year	63,686	109,912	**28,833**
Net funds at end of year	109,912	28,833	**25,814**

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 ***(Continued)***

6.30 Reconciliation of movements in shareholders' funds

	1998	1999	2000
	£'000	£'000	£'000
Profit for the financial year attributable to members of the parent company	24,201	23,782	**46,558**
Dividends	(1,662)	(1,994)	-
Other recognised gains and losses relating to the year	1,216	(1,487)	**21,296**
	23,755	20,301	**67,854**
Opening shareholders' funds	74,140	97,895	**118,196**
Closing shareholders' funds	97,895	118,196	**186,050**

6.31 Contingent liabilities

Guarantees

There are no performance related guarantees on commercial contracts (1999 - £1,645,000) (1998 - £800,000).

Contingent liabilities

In 1997 a guarantee was given to the Butten Trust which has been secured by means of a deposit of £4,800,000 (1999 - £6,800,000) (1998 - £5,200,000) into an escrow account (note 6.14).

There are various unprovided minor contingent liabilities in respect of potential litigation, overseas taxes, guarantees and social benefits in various countries. However, the directors believe that none of these will have a materially adverse effect on the financial condition of the Group.

6.32 Contingent assets

A maximum amount of £4,100,000 is receivable as deferred consideration on the sale of the Impact Executives business (note 6.3b). It is not currently practicable to estimate the actual amount that will be received since the amount is based on future results.

Notes to consolidated financial statements

for the years ended 31 December 1998, 1999 and 2000 *(Continued)*

6.33 Commitments under operating leases

The Group has commitments to pay operating lease rentals in the year following the balance sheet date, in respect of leases expiring within the period shown below:

	1998	1999	2000
	£'000	£'000	£'000
Land and buildings			
Within one year	376	1,433	**5,555**
Between one and two years	1,106	574	**4,400**
Between two to five years	1,402	1,076	**12,238**
Over five years	7,916	857	**10,993**
	10,800	3,940	**33,186**

Other operating leases:

Within one year	729	631	**930**
Between one and two years	730	1,104	**1,378**
Between two to five years	2,514	2,959	**1,267**
Over five years	30	-	**45**
	4,003	4,694	**3,620**

6.34 Finance leases and other commitments

	1998	**1999**	**2000**
	£'000	**£'000**	**£'000**
The group has obligations under finance leases due as follows:			
Within one year	19	11	**6**
Between one and two years (note 6.22)	10	12	**109**
Between two to five years	10	-	**-**
	39	23	**115**

The Group had capital commitments contracted and approved by the Board as at 31 December 2000 of £821,000 (1999 – approved £150,000) (1998 - £172,000).

6.35 Controlling parties

In the opinion of the directors, the controlling party of the Company during the current and prior year was the Butten Trust.

The Group provides, without charge, administration and secretarial support to the Butten Trust. In addition, during the year, the Group paid costs and expenses in connection with the running of the Trust amounting £60,000 (1999 - £76,000) (1998 - £279,000).

The ultimate holding company is PA Holdings Limited, which is registered in the United Kingdom.

Balances with PA Holdings Limited were:

	1998	1999	2000
	£'000	£'000	£'000
Amounts due from ultimate holding company	25,317	16,691	3,102

Amounts due to ultimate holding company	53,247	53,805	9,493

Transactions with PA Holdings Limited were:

Payments – Recharge of employment costs	18,438	119,168	82,860
Payments – Dividends	1,662	1,994	-

Employment costs of certain employees of the Group are paid by PA Holdings Limited and then recharged to the Group at cost plus a surcharge of 2% of costs.

PA International Limited

Unaudited Summary Financial Statements

Six Months Ended

30 June 2001

1 PA INTERNATIONAL LIMITED

Consolidated profit and loss account for the six months ended 30 June 2001

	2001		
	Consulting operations Total	**Venture operations Total**	**Total**
	£'000	**£'000**	**£'000**
Turnover	**198,449**	**14,193**	**212,642**
Personnel and direct costs	**(152,217)**	**(15,890)**	**(168,107)**
Gross profit	**46,232**	**(1,697)**	**44,535**
Administrative expenses	**(27,109)**	**(13,416)**	**(40,525)**
Operating profit	**19,123**	**(15,113)**	**4,010**

Net interest receivable and investment income	**(991)**
Profit on ordinary activities after taxation	**3,019**
Taxation	**(6,183)**
Loss on ordinary activities after taxation	**(3,164)**
Minority interests	**1,832**
Profit available for distribution	**(1,332)**
Dividends (including non equity)	**-**
Retained profit for the year	**(1,332)**

2 PA INTERNATIONAL LIMITED

Consolidated balance sheet at 30 June 2001

	2001
	£'000
Fixed assets	
Intangible assets	43,697
Tangible assets	156,225
Investments	40,498
	240,420
Current assets	
Debtors - due within one year	144,311
- due after more than one year	33,218
Investments	37,110
Cash at bank and in hand	14,129
	228,768
Creditors: amounts falling due	

within one year	**(157,057)**
Net current assets	**71,711**
Total assets less current liabilities	**312,131**
Creditors: amounts falling due	
after more than one year	**(115,759)**
Provision for liabilities and charges	**(7,174)**
Minority interests	**(4,149)**
	185,049
Capital and reserves	
Called up share capital	
Equity	**96,434**
Non-equity	**22**

Revaluation reserve	**22,775**
Other reserves	**(54,055)**
Profit and loss account	**119,873**
Shareholders' funds	**185,049**

3 PA INTERNATIONAL LIMITED

Nature of Financial Information

(iv)

PA International Limited was incorporated on 8 March 2001 and hence has not prepared consolidated statutory financial statements. The consolidated financial information set out in this document has been prepared in order to report the results of operations and the financial position of PA International Limited and its subsidiaries for the periods presented as if PA International Limited had been in existence prior to 1 January 2001.

The consolidated financial information of PA International Limited has been prepared on the following bases:

- as if the creation and issue of shares by PA International Limited subsequent to 31 December 2000, as set out in note 6.24, had taken place prior to 1 January 2001.

- using merger accounting principles as if the subsidiary companies, businesses, assets and liabilities of PA International Limited had been part of PA International Limited throughout the six months ended 30 June 2001.

The consolidated financial information of PA International Limited has been prepared in accordance with UK GAAP and in pounds sterling.

THE COMPANY AND ITS ADVISERS

PA INTERNATIONAL LIMITED

Registered Office:
Clarendon House
2 Church Street
PO Box HM 666
Hamilton HM11
Bermuda.

GUARANTOR, LISTING AGENT, PAYING AGENT & CALCULATION AGENT

Dexia Banque Internationale à Luxembourg
69, route d'Esch
L-2953 Luxembourg

REGISTRAR & TRANSFER AGENT

First European Transfer Agent S.A.
11, Boulevard Grande-Duchesse Charlotte
BP 1755
L-1017 Luxembourg

AUDITORS

BDO Stoy Hayward
8 Baker Street
London W1V 3LL
United Kingdom

LEGAL COUNSEL

As to English law
Speechly Bircham
6 St Andrew Street
London EC4A 3LX

As to Luxembourg law
De Bandt, Van Hecke, Lagae and Loesch
4 Rue Carlo Hemmer
L-1637 Luxembourg

As to Bermuda law
Conyers Dill & Pearman
Clarendon House
2 Church Street
PO Box HM 666
Hamilton HM CX
Bermuda

FORM NO. 2

BERMUDA
THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF COMPANY LIMITED BY SHARES

(Section 7(1) and (2))

MEMORANDUM OF ASSOCIATION OF **PA International Limited**

(hereinafter referred to as "the Company")

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

NAME	ADDRESS	BERMUDIAN STATUS (Yes/No)	NATIONALITY	NUMBER OF SHARES SUBSCRIBED
J.M. Macdonald	**Clarendon House 2 Church Street Hamilton HM 11 Bermuda**	**Yes**	**British**	**One**
Charles G. Collis	"	**Yes**	**British**	**One**
Alison R. Guilfoyle	"	**No**	**British**	**One**

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3. The Company is to be an exempted Company as defined by the Companies Act 1981.

4. The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding ____ in all, including the following parcels:-

N/A

5. The authorised share capital of the Company is UK£10,000 divided into shares of UK£1.00 each. The minimum subscribed share capital of the Company is UK£10,000.

6. The objects for which the Company is formed and incorporated are -

1. packaging of goods of all kinds;

2. buying, selling and dealing in goods of all kinds;

3. designing and manufacturing of goods of all kinds;

4. mining and quarrying and exploration for metals, minerals, fossil fuel and precious stones of all kinds and their preparation for sale or use;

5. exploring for, the drilling for, the moving, transporting and refining petroleum and hydro carbon products including oil and oil products;

6. scientific research including the improvement discovery and development of processes, inventions, patents and designs and the construction, maintenance and operation of laboratories and research centres;

7. land, sea and air undertakings including the land, ship and air carriage of passengers, mails and goods of all kinds;

8. ships and aircraft owners, managers, operators, agents, builders and repairers;

9. acquiring, owning, selling, chartering, repairing or dealing in ships and aircraft;

10. travel agents, freight contractors and forwarding agents;

11. dock owners, wharfingers, warehousemen;

12. ship chandlers and dealing in rope, canvas oil and ship stores of all kinds;

13. all forms of engineering;

14. farmers, livestock breeders and keepers, graziers, butchers, tanners and processors of and dealers in all kinds of live and dead stock, wool, hides, tallow, grain, vegetables and other produce;

15. acquiring by purchase or otherwise and holding as an investment inventions, patents, trade marks, trade names, trade secrets, designs and the like;

16. buying, selling, hiring, letting and dealing in conveyances of any sort;

17. employing, providing, hiring out and acting as agent for artists, actors, entertainers of all sorts, authors, composers, producers, directors, engineers and experts or specialists of any kind;

18. to acquire by purchase or otherwise and hold, sell, dispose of and deal in real property situated outside Bermuda and in personal property of all kinds wheresoever situated; and

19. to enter into any guarantee, contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence.

7. Powers of the Company

1. The Company shall, pursuant to the Section 42 of the Companies Act 1981, have the power to issue preference shares which are, at the option of the holder, liable to be redeemed.

2. The Company shall, pursuant to Section 42A of the Companies Act 1981, have the power to purchase its own shares.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof

....	....
....	Rosana Vierna
J M Macdonald	Rosana Vierna
....	Rosana Vierna
(Subscribers)	(Witnesses)

SUBSCRIBED this 7th day of March, 2001.

THE COMPANIES ACT 1981

FIRST SCHEDULE

A company limited by shares may exercise all or any of the following powers subject to any provision of the law or its memorandum:

1. [Deleted]

2. to acquire or undertake the whole or any part of the business, property and liabilities of any person carrying on any business that the company is authorised to carry on;

3. to apply for register, purchase, lease, acquire, hold, use, control, licence, sell, assign or dispose of patents, patent rights, copyrights, trade makers, formulae, licences, inventions, processes, distinctive makers and similar rights;

4. to enter into partnership or into any arrangement for sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person carrying on or engaged in or about to carry on or engage in any business or transaction that the company is authorised to carry on or engage in or any business or transaction capable of being conducted so as to benefit the company;

5. to take or otherwise acquire and hold securities in any other body corporate having objects altogether or in part similar to those of the company or carrying on any business capable of being conducted so as to benefit the company;

6. subject to section 96 to lend money to any employee or to any person having dealings with the company or with whom the company proposes to have dealings or to any other body corporate any of those shares are held by the company;

7. to apply for, secure or acquire by grant, legislative enactment, assignment, transfer, purchase or otherwise and to exercise, carry out and enjoy any charter, licence, power, authority, franchise, concession, right or privilege, that any government or authority or any body corporation or other public body may be empowered to grant, and to pay for, aid in and contribute toward carrying it into effect and to assume any liabilities or obligations incidental thereto;

8. to establish and support or aid in the establishment and support of associations, institutions, funds or trusts for the benefit of employees or former employees of the company or its predecessors, or the dependants or connections of such employees or former employees, and grant pensions and allowances, and make payments towards insurance or for any object similar to those set forth in this paragraph, and to subscribe or guarantee money for charitable, benevolent, educational and religious objects or for any exhibition or for any public, general or useful objects;

9. to promote any company for the purpose of acquiring or taking over any of the property and liabilities of the company or for any other purpose that may benefit the company;

10. to purchase, lease, take in exchange, hire or otherwise acquire any personal property and any rights or privileges that the company considers necessary or convenient for the purposes of its business;

11. to construct, maintain, alter, renovate and demolish any buildings or works necessary or convenient for its objects;

12. to take land in Bermuda by way of lease or letting agreement for a term not exceeding twenty-one years, being land *"bona fide"* required for the purposes of the business of the company and with the consent of the Minister granted in his discretion to take land in Bermuda by way of lease or letting agreement for a similar period in order to provide accommodation or recreational facilities for its officers and employees and when no longer necessary for any of the above purposes to terminate or transfer the lease or letting agreement;

13. except to the extent, if any, as may be otherwise expressly provided in its incorporating Act or memorandum and subject to the provisions of this Act every company shall have power to invest the moneys of the Company by way of mortgage of real or personal property of every description in Bermuda or elsewhere and to sell, exchange, vary, or dispose of such mortgage as the company shall from time to time determine;

14. to construct, improve, maintain, work, manage, carry out or control any roads, ways, tramways, branches or sidings, bridges, reservoirs, watercourses, wharves, factories, warehouses, electric works, shops, stores and other works and conveniences that may advance the interests of the company and contribute to, subsidise or otherwise assist or take part in the construction, improvement, maintenance, working, management, carrying out or control thereof;

15. to raise and assist in raising money for, and aid by way of bonus, loan, promise, endorsement guarantee or otherwise, any person and guarantee the performance or fulfilment of any contracts or obligations of any person, and in particular guarantee the payment of the principal of and interest on the debt obligations of any such person;

16. to borrow or raise or secure the payment of money in such manner as the company may think fit;

17. to draw, make, accept, endorse, discount, execute and issue bills of exchange, promissory notes, bills of lading, warrants and other negotiable or transferable instruments;

18. when properly authorised to do so, to sell, lease, exchange or otherwise dispose of the undertaking of the company or any part thereof as an entirety or substantially as an entirety for such consideration as the company thinks fit;

19. to sell, improve, manage, develop, exchange, lease, dispose of, turn to account or otherwise deal with the property of the company in the ordinary course of its business;

20. to adopt such means of making known the products of the company as may seem expedient, and in particular by advertising, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes and rewards and making donations;

21. to cause the company to be registered and recognised in any foreign jurisdiction, and designate persons therein according to the laws of that foreign jurisdiction or to represent the company and to accept service for and on behalf of the company of any process or suit;

22. to allot and issue fully-paid shares of the company in payment or part payment of any property purchase or otherwise acquired by the company or for any past services performed for the company;

23. to distribute among the members of the company in cash, kind, specie or otherwise as may be resolved, by way of dividend, bonus or in any other manner considered advisable, any property of the company, but not so as to decrease the capital of the company unless the distribution is made for the purpose of enabling the company to be dissolved or the distribution, apart from this paragraph, would be otherwise lawful;

24. to establish agencies and branches;

25. to take or hold mortgages, hypothecs, liens and charges to secure payment of the purchase price, or of any unpaid balance of the purchase price, of any part of the property of the company of whatsoever kind sold by the company, or for any money due to the company from purchasers and others and to sell or otherwise dispose of any such mortgage, hypothec, lien or charge;

26. to pay all costs and expenses of or incidental to the incorporation and organisation of the company;

27. to invest and deal with the moneys of the company not immediately required for the objects of the company in such manner as may be determined;

28. to do any of the things authorised by this subsection and all things authorised by its memorandum as principals, agents, contractors, trustees or otherwise, and either alone or in conjunction with others;

29. to do all such other things as are incidental or conducive to the attainment of the objects and the exercise of the powers of the company.

Every company may exercise its powers beyond the boundaries of Bermuda to the extent to which the laws in force where the powers are sought to be exercised permit.

FORM NO. 6 **Registration No. 30152**

BERMUDA

CERTIFICATE OF INCORPORATION

I hereby in accordance with section 14 of ***the Companies Act 1981*** issue this Certificate of Incorporation and do certify that on the **8th** day of **March, 2001**

PA International Limited

was registered by me in the Register maintained by me under the provisions of the said section and that the status of the said company is that of an **exempted** company.

Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **9th** day of **March, 2001.**

for Registrar of Companies

BYE-LAWS

OF

PA INTERNATIONAL LIMITED

(Adopted by a resolution of the shareholders passed on 18 December 2001)

PART I

PRELIMINARY

1. **Interpretation**

1.1 In these Bye-laws the following words and expressions shall, where not inconsistent with the context, have the following meanings respectively:

Act: the Companies Act 1981 as amended from time to time;

A preferred ordinary shares: the redeemable A preferred ordinary shares of par value Euro 1.00 each in the capital of the Company;

alphabet shares: the alphabet shares of par value £0.0001 each in the capital of the Company, designated as such by the Directors;

alphabet share pool: in respect of any class of alphabet shares, the net assets of the Company notionally allocated to the alphabet shares of that class from time to time pursuant to Bye-Law 5.2, being the sum of:

(i) the assets of the Company designated by the Directors as the assets allocated to that class;

(ii) the net cash proceeds (after expenses) of any subscription for or the payment up of any alphabet shares of that class; and

(iii) all rights or assets of the Company directly or indirectly attaching to, referable to, derived from or acquired using any of the aforementioned assets or proceeds, or any rights or assets referred to in this paragraph (iii),

less the liabilities and expenses of the Company notionally allocated to the assets, proceeds or rights described in paragraphs (i), (ii) and (iii) above under Bye-law 5.3;

Alternate Director: an alternate Director appointed in accordance with these Bye-laws;

Auditor: the auditors of the Company from time to time, including any individual or partnership acting as such;

B preferred ordinary shares: the redeemable B preferred ordinary shares of par value Euro 1.00 each in the capital of the Company;

Board: the Board of Directors appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Act and these Bye-laws or the Directors present at a meeting of Directors at which there is a quorum;

Bye-laws: these Bye-laws, including both Part I and Part II hereof as the same may be amended from time to time;

Company: the company for which these Bye-laws are approved and confirmed;

Conversion Date: any date on which the Company issues any A preferred ordinary shares;

C preferred ordinary shares: the C preferred ordinary shares of par value £0.05 each in the capital of the Company;

Director: a director of the Company, including an Alternate Director;

Dividend Payment Date: 30 June 2002 in respect of the first payment of the Preference Dividend, and thereafter 30 June and 30 December in each year;

Dividend Period: the period commencing on the date of issue of the preferred ordinary shares and ending on 30 June 2002 in respect of the first payment of the Preference Dividend, and thereafter each period of six months ending on a Dividend Payment Date;

EURIBID: on any day, the six month rate certified by, or by a calculation agent appointed on behalf of, the Company as being the bid rate per annum for a deposit in Euros as determined by the Banking Federation of the European Union and displayed on the appropriate page of the Reuters screen at around 11 am (Luxembourg time) that day, or if no such rate is displayed, at the rate determined by, or by a calculation agent appointed on behalf of, the Company;

Euro: the single currency of the participating member states of the European Union;

Euro redeemable shares: the redeemable preference shares of par value €1.00 each in the capital of the Company;

execution: includes any mode of execution (and **executed** shall be construed accordingly);

Holdings: PA Holdings Limited, a private limited company registered in England with registered number 2235016;

ICTA: the Income and Corporation Taxes Act 1988 of the United Kingdom;

Liquidity Event: in respect of a class of alphabet shares means a realisation for cash of all or part of a Relevant Investment and includes (a) a sale or other disposition of such Relevant Investment and (b) if any such Relevant Investment is shares or other securities in a body corporate, a return of capital in respect of such shares or other securities, whether on the liquidation of the body corporate or otherwise, or a cash distribution to the Company in respect of such shares or other securities, but it shall not include the repayment of any indebtedness or the redemption of any share or security where that share or security was issued on redeemable terms and is redeemed at the amount (excluding accrued income or redemption premium) originally subscribed for it;

Member: a person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons as the context so requires (and **holder,** in relation to a share, shall accordingly mean the person(s) who is/are the Member in respect of that share);

Officer: any person appointed by the Board to hold an office in the Company;

ordinary share pool: all the assets of the Company other than the assets of the Company allocated to the alphabet share pools, which ordinary share pool shall for the purposes of these Bye-laws be treated as allocated to the ordinary shares and the redeemable shares;

ordinary shares: the ordinary shares of £0.05 each in the capital of the Company and, subject to Bye-law 4.9, references in these Bye-laws to **ordinary shares** shall be deemed to also refer to the C preferred ordinary shares;

pool: the ordinary share pool and/or the alphabet share pools, or any one of them, as the case may be;

Preference Dividend: the preferential dividend payable on the issued preferred ordinary shares pursuant to Bye-law 4.2;

preferred ordinary shares: the A preferred ordinary shares and the B preferred ordinary shares;

preferred ordinary shareholders: the holders for the time being of the preferred ordinary shares;

Qualified Holder: any person to whom A preferred ordinary shares may be transferred pursuant to Bye-law 6;

redeemable shares: the Sterling redeemable shares and the Euro redeemable shares;

Redemption Date: the date on which an alphabet share is required to be redeemed in accordance with these Bye-laws;

Relevant Investment: in relation to a class of alphabet shares means an investment by the Company in respect of which a share in the proceeds of any sale or other disposition of such investment has been allocated to the alphabet share pool created for such class of shares;

Register of Directors and Officers: the Register of Directors and Officers referred to in these Bye-laws;

Register of Members: the Register of Members referred to in these Bye-laws;

Resident Representative: any person appointed to act as resident representative and includes any deputy or assistant resident representative;

Secretary: the person appointed to perform any or all the duties of secretary of the Company and includes any deputy or assistant secretary;

shares: the shares in the capital of the Company, being the preferred ordinary shares, the ordinary shares, the redeemable shares and the alphabet shares and such other shares in the capital of the Company as may from time to time exist;

Sterling redeemable shares: the redeemable preference shares of par value £0.05 each in the capital of the Company;

United Kingdom: the United Kingdom of England, Wales, Scotland and Northern Ireland.

1.2 In these Bye-laws, where not inconsistent with the context:

1.2.1 words denoting the plural number include the singular number and vice versa;

1.2.2 words denoting the masculine gender include the feminine gender;

1.2.3 words importing persons include companies, associations or bodies of persons whether corporate or not.

1.3 Expressions referring to writing or written shall, unless the contrary intention appears, include facsimile, printing, lithography, photography and other modes of representing words in a visible form.

1.4 Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

1.5 References in these Bye-laws to an asset or assets shall be deemed to include:

1.5.1 an interest only in such asset or assets; and

1.5.2 an interest in the proceeds of any future realisation of such asset or assets

and, in connection with the allocation of assets and liabilities to the pools, references to an asset or liability of the Company shall, where applicable, be deemed to include references to an asset or liability of any subsidiary of the Company.

1.6 A reference to any statute or provision of a statute shall include any orders, regulations or other subordinate legislation made under it and shall, unless the context otherwise requires, include any statutory modification or re-enactment of it for the time being in force.

1.7 A reference to an **interest** in shares has the meaning given in section 208 of the Companies Act 1985 of England, Wales and Scotland.

1.8 Save as aforesaid, and unless the context otherwise requires, words or expressions contained in these Bye-laws shall bear the same meaning as in the Act.

1.9 The symbol **£** is a reference to pounds sterling, the lawful currency of the United Kingdom and the symbol **€** is a reference to Euros.

SHARE CAPITAL

2. Authorised Share Capital

2.1 The authorised share capital of the Company may be divided into redeemable shares, alphabet shares, preferred ordinary shares, ordinary shares and such other classes of shares as may be created pursuant to these Bye-laws. Subject to the provisions of these Bye-laws, the

unissued capital of the Company shall be available for issue as shares of any class and shall be at the disposal of the Directors, who may offer, allot, grant options over or otherwise dispose of such shares to such persons, at such times and for such consideration or upon such terms as they may determine, provided that no allotment of any A preferred ordinary shares shall take place unless at the time of such allotment, three times the number of B preferred ordinary shares are also allotted.

2.2 The preferred ordinary shares, the redeemable shares, the ordinary shares and the alphabet shares shall have attached thereto the rights and privileges, and shall be subject to the limitations and restrictions, as are set out in these Bye-laws.

2.3 Subject to Bye-law 4.6, the Company may at any time, with the prior approval of the holders of the ordinary shares in general meeting, (a) create and issue further shares ranking as regards the profits and/or assets of the Company in priority to the redeemable shares, the ordinary shares and/or the alphabet shares and (b) amend and improve the rights attaching to any such class of shares, issued or unissued, from time to time ranking (whether or not as a result of such amendment or improvement) in priority to the redeemable shares, the ordinary shares and/or the alphabet shares. Any such creation and issue of further shares or amendment or improvement of rights attaching to such class of shares, issued or unissued, shall not require any consent or sanction on the part of the holders of the redeemable shares or the alphabet shares and shall not constitute a variation of the rights attached to the redeemable shares, ordinary shares or alphabet shares.

2.4 The Directors may from time to time determine a minimum amount of shares which may be held by any shareholder and may, in doing so, differentiate between classes of shares or shareholders or between different groups of shareholders PROVIDED THAT any such determination shall not apply to any person registered as a holder of shares prior to such determination either to require him to dispose of any of his shares or to acquire any additional shares.

2.5 Unless the Directors decide otherwise, any payments to be made in respect of any share pursuant to these Bye-laws shall be made in the currency of denomination of such shares.

3. Redeemable shares

3.1 General

The redeemable shares shall have the rights set out in this Bye-law 3.

3.2 **Income**

3.2.1 Until the first Conversion Date, the redeemable shares shall confer on the holders thereof the right to receive, subject to the Act, in priority to the transfer of any sums to reserves or any rights of the holders of any other class of share in the capital of the Company, a fixed annual preferential dividend on each redeemable share (net of any taxation required to be deducted therefrom) of 1.75% of the par value of that share, which dividend shall accrue daily and be payable on 31 December in each year.

3.2.2 After the first Conversion Date, the redeemable shares shall not confer on the holders thereof the right to receive any dividend.

3.3 **Capital**

On a return of capital on liquidation or otherwise, the assets of the Company available for distribution amongst the shareholders shall be applied, subject to the Act, in priority to any payment to the holders of any other class of shares in the capital of the Company, in paying to the holders of the redeemable shares an amount equal to the par value of the redeemable shares held by them respectively plus any accrued and unpaid dividends thereon.

3.4 **Further participation**

The redeemable shares shall not carry any further right of participation in the profits or assets of the Company.

3.5 **Voting**

The redeemable shares shall not confer on the holders thereof any right to receive notice of, attend, speak or vote at any general meeting of the Company.

3.6 **Redemption**

The Company may at any time redeem the redeemable shares at par by serving notice of such redemption on the holders thereof.

3.7 **Conversion**

3.7.1 On each Conversion Date, a number of the Euro redeemable shares in issue shall automatically convert into B preferred ordinary shares, on a one for one

basis, such that the aggregate number of B preferred ordinary shares created by such conversion is equal to three times the number of A preferred ordinary shares issued on the Conversion Date.

3.7.2 The Directors shall be entitled from time to time to convert such number of Sterling redeemable shares that may be in issue into one or more classes of alphabet shares, with such name or names, and with effect from such date, as the Directors may determine, provided that each such Sterling redeemable share shall be converted into 500 alphabet shares.

3.7.3 Any conversion of redeemable shares under this Bye-law 3.7 shall occur automatically with no further recourse to the holder of the relevant redeemable shares upon the relevant date specified for such conversion in this Bye-law 3.7. The Company shall serve notice on the holder of the converted redeemable shares within 14 days of such conversion having occurred, stating the number of redeemable shares converted, and stating the number and name of the class of the shares created by such conversion and the effective date of the conversion. Failure to serve such notice within the requisite time period shall not invalidate the aforementioned conversion.

4. Preferred ordinary shares

4.1 A preferred ordinary shares and B preferred ordinary shares: general

Except as provided in Bye-laws 4.5, 4.7 and 4.8 below, the A preferred ordinary shares and the B preferred ordinary shares shall rank pari passu in all respects.

4.2 Income

4.2.1 The preferred ordinary shares shall confer on the holders thereof the right to receive, subject to the Act, on each Dividend Payment Date, in priority to the transfer of any sum to reserves or any rights of the holders of any other class of shares in the capital of the Company, a floating non-cumulative preferential dividend on each preferred ordinary share (net of any taxation required to be deducted therefrom) calculated at the rate per annum equal to EURIBID plus 40 basis points on the amount of the par value paid up per preferred ordinary share per Dividend Period, where EURIBID shall, for these purposes, be taken at the rate prevailing on the date which is two business days prior to the first day of

the relevant Dividend Period (and a **business day** for these purposes shall be any day on which banks are generally open for business in Luxembourg).

4.2.2 The Preference Dividend shall accrue from day to day and shall be payable in respect of each Dividend Period out of the profits of the Company available for distribution. The Company shall pay the Preference Dividend in such manner as the Board may determine no later than 14 days following the relevant Dividend Payment Date.

4.2.3 Any Preference Dividend which has remained unclaimed for 6 years from the relevant Dividend Payment Date shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

4.3 **Capital**

On a return of capital on liquidation or otherwise, the assets of the Company available for distribution amongst the shareholders shall be applied, subject to the Act, in priority to any payment to the holders of any other class of shares in the capital of the Company (other than the redeemable shares), in paying to the preferred ordinary shareholders, pro rata to their holdings of preferred ordinary shares, the amount of the par value paid up on each of the preferred ordinary shares held by them, in such manner as the Board may determine.

4.4 **Further participation**

The preferred ordinary shares shall not confer any further right of participation in the profits or assets of the Company.

4.5 **Voting**

4.5.1 The A preferred ordinary shares shall confer on the holders thereof (in that capacity) the right to receive notice of and to attend and speak and vote at all general meetings of the Company and each A preferred ordinary share shall carry the right to one vote, other than a general meeting held to consider a resolution of the shareholders under Bye-law 5.8.1(b)(vii) to consolidate and/or subdivide any alphabet shares, in respect of which the A preferred ordinary shares shall confer on the holders thereof no right to receive notice of, attend, speak or vote.

4.5.2 The B preferred ordinary shares shall confer on the holders thereof no right to receive notice of, attend, speak or vote at any general meeting of the Company.

4.6 **Matters requiring consent**

4.6.1 So long as any A preferred ordinary shares shall remain outstanding and except with such consent or sanction on the part of the A preferred ordinary shareholders as is required for a variation of the special rights attached to such shares:

(a) the Company shall not modify or vary the terms of the A preferred ordinary shares; and

(b) the Company shall not issue any further shares ranking as regards participation in the profits or assets of the Company in priority to the A preferred ordinary shares.

4.6.2 Except as expressly provided in Bye-law 4.6.1, any action taken by the Board or by the Members in general meeting (including without limitation the redesignation, conversion or redemption of any shares or the creation, subdivision or consolidation of any alphabet shares) and the application of Bye-law 3.7 shall not be treated as constituting a modification or variation of the terms of the A preferred ordinary shares in respect of which the consent or sanction of the A preferred ordinary shareholders is required to be given under this Bye-law 4.6.

4.7 **Redemption by A preferred ordinary shareholders**

4.7.1

(a) Any holder of any A preferred ordinary shares shall be entitled to require the Company to redeem some or all of such A preferred ordinary shares by giving not more than 180 days and not less than 30 days written notice to the Company (duly completed in such form as may be required by the Company) expiring on any Dividend Payment Date in any year following the fifth anniversary of the date of issue of the relevant A preferred ordinary shares (**A Share Redemption Date**) provided that in the event of a partial redemption such holder may redeem only in multiples of

1,000 A preferred ordinary shares. Except with the consent of the Board, the relevant holder shall not be entitled to amend or withdraw any notice requiring redemption of any A preferred ordinary shares after it has been served in accordance with this Bye-law.

(b) Upon such redemption, the redemption amount payable by the Company per A preferred ordinary share shall, subject to the Act and Bye-law 5.9, be equal to the par value of such share plus an amount equal to accrued and unpaid Preference Dividends for the Dividend Period ending on the A Share Redemption Date (**A Share Redemption Amount**).

(c) The redemption of any A preferred ordinary shares as provided above shall be effected in such manner as may be authorised or permitted by law and as the Directors shall from time to time determine.

(d) Upon each A Share Redemption Date, the A Share Redemption Amount shall become a debt due and payable by the Company to the relevant holders of A preferred ordinary shares and subject to receipt of any share certificates issued in respect of such A preferred ordinary shares (or an indemnity in respect thereof in a form reasonably satisfactory to the Company) the Company shall within seven days of the relevant A Share Redemption Date pay the A Share Redemption Amount to the appropriate holder of A preferred ordinary shares in such manner as the Directors may determine.

(e) On redemption of any A preferred ordinary share the holder thereof shall cease to be entitled to any rights in respect of such share and his name shall be removed from the Register of Members with respect thereto, and such share shall be cancelled but shall be available as an A preferred ordinary share for reissue and until reissue shall form part of the authorised unissued share capital of the Company.

(f) On redemption of any A preferred ordinary share the Company shall cancel any relevant share certificate and, in the case of a redemption of part of the A preferred ordinary shares included in any such certificate, without charge issue a fresh certificate for the balance of the A preferred ordinary shares not redeemed at the request of the relevant shareholder.

4.7.2 Any holder of any A preferred ordinary shares shall be entitled to require the Company to redeem some or all of such A preferred ordinary shares by giving not less than 30 days' written notice to the Company (duly completed in such form as may be required by the Company) following the happening of any one or more of the following events:

(a) any Preference Dividend is not paid on a due date whether or not such Preference Dividend shall have been declared or earned or otherwise be in law capable of being paid by the Company; or

(b) any breach by the Company of the provisions of Bye-law 4.6;

and the provisions of Bye-laws 4.7.1(b), (c), (d), (e) and (f) shall have effect in relation to such redemption mutatis mutandis save that the A Share Redemption Date shall be the date of such notice and shall be treated as if it were a Dividend Payment Date for the purposes of Bye-law 4.7.1(b).

4.7.3 No redemption of the A preferred ordinary shares shall take place pursuant to this Bye-law 4.7 if such redemption would result in a breach of the limit set out in Bye-law 5.9.2.

4.8 **Redemption by the Company**

4.8.1 The Company may on any Dividend Payment Date redeem all or any of the A preferred ordinary shares then outstanding by serving notice of such redemption upon the A preferred ordinary shareholders not less than 30 days nor more than 180 days prior to the relevant Dividend Payment Date provided that in the event of a partial redemption the Company may redeem only in multiples of 1,000 A preferred ordinary shares. The provisions of Bye-laws 4.7.1(b), (c), (d), (e) and (f) shall have effect mutatis mutandis to such redemption save that the A Share Redemption Date shall be the relevant Dividend Payment Date.

4.8.2 The Company may redeem at any time any A preferred ordinary shares in accordance with Bye-law 6.6, and the provisions of Bye-law 4.7.1 shall have effect mutatis mutandis to such redemption save that the A Share Redemption Date shall be the date of the notice served by the Board pursuant to Bye-law 6.6.2 and shall be treated as if it were a Dividend Payment Date for the purposes of Bye-law 4.7.1(b).

4.8.3 No redemption of the A preferred ordinary shares shall take place pursuant to this Bye-law 4.8 if such redemption would result in a breach of the limit set out in Bye-law 5.9.2.

4.8.4 The Company may at any time redeem the B preferred ordinary shares at par by serving notice of such redemption on the holders thereof.

4.9 **C preferred ordinary shares**

4.9.1 Except in respect of the additional preferential dividend right as provided in Bye-law 4.9.2, the C preferred ordinary shares and the ordinary shares shall rank pari passu in all respects, and references in these Bye-laws to **ordinary shares** shall be construed accordingly.

4.9.2 In addition to any other dividend payable or distribution to be made in respect of the ordinary shares pursuant to these Bye-laws, the C preferred ordinary shares shall confer on the holders thereof the right to receive, subject to the Act, in priority to the transfer of any sums to reserves or any rights of the holders of any other class of share in the capital of the Company other than the preferred ordinary shares and the redeemable shares, a fixed annual preferential dividend on each C preferred ordinary share of 5% of the par value of that share, which dividend shall accrue daily and be payable on 31 December in each year.

5. Ordinary shares and alphabet shares

5.1 **Classes of alphabet shares**

5.1.1 The Directors shall be entitled from time to time at their absolute discretion to create and constitute one or more classes of alphabet shares with such name or names as the Directors may determine. Any such new class of alphabet shares shall be created in accordance with Bye-law 3.7.2 or, at the discretion of the Directors, out of the authorised but unissued share capital of the Company.

5.1.2 Except where the context otherwise requires, the provisions of these Bye-laws shall apply, mutatis mutandis, separately and independently to each class of alphabet shares and to each alphabet share pool as if any such class of alphabet shares and alphabet share pool were the sole class of alphabet shares and alphabet share pool created and established pursuant to these Bye-laws.

5.2 Separate pools

5.2.1 The Directors shall, for the purposes of these Bye-laws, establish and maintain in accordance with this Bye-law 5.2 and Bye-laws 5.3 and 5.4, the ordinary share pool and each alphabet share pool, and the investments, cash and other assets of the Company shall be notionally allocated to such pools by the Directors accordingly. The notional allocation of assets to any alphabet share pool shall be of such share in the proceeds of sale or other disposition of the Company's investments as the Directors may decide from time to time (and references in these Bye-laws to the allocation of assets to alphabet share pools shall be construed accordingly).

5.2.2 On the creation of a new class of alphabet shares, the Directors shall, for the purposes of these Bye-laws, establish and thereafter maintain an alphabet share pool attributable to each such new class of alphabet shares in accordance with Bye-law 5.2.1.

5.2.3 The Directors shall procure that the Company maintains accounting and other records as they deem necessary to identify the investments, cash, other assets, liabilities and expenses allocated to each pool from time to time.

5.2.4 The Directors may adjust the allocation of any investment, cash or other asset of the Company between the pools to give effect to any reorganisation of the share capital of the Company (including but not limited to the subdivision and conversion of redeemable shares into alphabet shares from time to time in accordance with Bye-law 3.7.2).

5.2.5 The establishment and maintenance of the ordinary share pool and the alphabet share pools in accordance with this Bye-law 5.2 and Bye-laws 5.3 and 5.4 is solely for the purpose of determining the rights of the ordinary shares and the alphabet shares (and the rights of each class of alphabet share) to income and capital pursuant to these Bye-laws, and shall not:

(a) give to the holder of any one class of shares (as against the holders of the other classes of shares) the right to require the delivery up of any assets of the Company (or the sale proceeds thereof); or

(b) preclude the Company (or any creditor for the time being of the Company) from having recourse against any asset allocated to the ordinary share pool for the purposes of these Bye-laws to meet liabilities of the Company attributed, for such purposes, to any of the alphabet share pools (and vice versa).

5.3 **Allocation of liabilities**

For the purposes of determining the rights of the ordinary shares and the alphabet shares (and the rights of each class of alphabet shares) to income and capital pursuant to these Bye-laws:

5.3.1 The Directors shall notionally allocate to each alphabet share pool such of, or such proportion of, the liabilities (including tax liabilities, actual or contingent) and expenses of the Company incurred or accrued from time to time as the Directors shall consider to be appropriate having regard to, inter alia:

(a) the specific liabilities and expenses incurred or accrued in the management and administration of each alphabet share pool;

(b) the tax treatment of any realisations of the assets allocated to each alphabet share pool; and

(c) the gross asset value of the assets allocated to the respective pools.

5.3.2 Any valuations of the ordinary share pool and the relevant alphabet share pool undertaken for the purposes of Bye-law 5.3.1 shall be prepared on a consistent basis and may be adjusted for the purposes of these Bye-laws to take account of any material realisation, acquisition or revaluation of the assets and liabilities allocated to such pool if and to the extent that the Directors consider appropriate.

5.4 **Allocation of acquisitions and disposals**

The Directors shall determine as they think fit:

5.4.1 whether (and if so the extent to which) assets acquired by the Company are for the purposes of these Bye-laws acquired for allocation to one pool as opposed to another; and

5.4.2 where a disposal of investments is proposed to be made, if there are investments of the type to be disposed of which are held in more than one pool, whether the disposal shall for the purposes of these Bye-laws be made from assets allocated to one or more pools (and if from the allocations to more than one pool the proportions in which such disposal shall be made from the allocations to such pools).

5.5 **Income**

5.5.1 Subject to the Act and to the rights attaching to the preferred ordinary shares, the redeemable shares and the C preferred ordinary shares, the holders of the ordinary shares shall together be entitled to receive, in proportion to the number of ordinary shares held by them, by way of dividend at such times and in such amounts as the Directors decide, an aggregate amount not exceeding the amount of the profits of the Company available for distribution (as defined in section 263(3) of the UK Companies Act 1985) which are allocated to the ordinary share pool in accordance with the provisions of these Bye-laws.

5.5.2 Subject to the Act and to the rights attaching to the preferred ordinary shares, the redeemable shares and the C preferred ordinary shares, and to Bye-law 5.9 below, the holders of each class of alphabet shares shall together be entitled to receive, in proportion to the number of alphabet shares of such class held by them, by way of dividend on such class at such times and in such amounts as the Directors may decide, an aggregate amount not exceeding the amount of the profits of the Company available for distribution (as defined in section 263(3) of the UK Companies Act 1985) which are allocated to the relevant alphabet share pool in accordance with the provisions of these Bye-laws.

5.5.3 If the amount of the available profits of the Company which are allocated to the alphabet share pools in any accounting period exceeds the limit specified in Bye-law 5.9.2 below, the excess shall be treated as profits of the Company allocated to the ordinary share pool for the purposes of Bye-law 5.5.1.

5.6 **Capital**

5.6.1 Subject to the Act, on a return of capital on liquidation or otherwise, the assets of the Company available for distribution amongst the shareholders (after the

payment of any amounts required to be paid on the preferred ordinary shares under Bye-law 4.3 and the redeemable shares under Bye-law 3.3) (**surplus assets**) shall be distributed as follows:

(a) subject to Bye–law 5.9, such of the surplus assets as have been allocated to each alphabet share pool for the purposes of these Bye-laws shall, after payment of all debts and satisfaction of all liabilities of the Company allocated to such alphabet share pool pursuant to Bye-law 5.3, be paid to the holders of the class of alphabet shares relating to that alphabet share pool rateably according to the par value of the alphabet shares held by them respectively; and

(b) the remaining surplus assets shall be paid to the holders of the ordinary shares rateably according to the par value of the ordinary shares held by them respectively.

5.6.2 In the event that the aggregate surplus assets allocated to the alphabet share pools would be such as to cause the limits specified in Bye-law 5.9 to be exceeded, the excess shall be treated as surplus assets to be paid to the ordinary shareholders pursuant to the provisions of Bye-law 5.6.1(b).

5.7 **Voting**

5.7.1 **Ordinary shares**

The holders of the ordinary shares shall have the right to receive notice of and to attend and vote at any general meeting of the Company. The ordinary shares as a class shall carry such number of votes as is equal to 150% of the number of votes which may be cast by the holders of all of the A preferred ordinary shares as a class from time to time at a general meeting of the Company, and each ordinary share shall carry the right to such number of votes as is equal to the number of votes which may be cast by the holders of all of the ordinary shares as a class at a general meeting of the Company divided by the number of ordinary shares then in issue.

5.7.2 **Alphabet shares**

The holders of the alphabet shares shall not have the right to receive notice of, or to attend, speak or to vote at, any general meeting of the Company.

5.8 **Redemption**

5.8.1 The Company shall, subject to the Act and to Bye-law 5.9.2, redeem alphabet shares by payment in cash of the relevant redemption monies as specified in either paragraph (a) or paragraph (b) below:

(a) Prior to the happening of a Liquidity Event in relation to any alphabet share pool, the holders of any alphabet shares of the relevant class shall have the right to require the Company to redeem such alphabet share at any time by written notice served on the Company. Where any such holder gives notice under this paragraph (a) requiring the redemption of all or any of his alphabet shares of a particular class, the redemption amount payable in respect of each such alphabet share shall be £0.0001, which shall be paid no later than 30 days following the receipt by the Company of notice under this paragraph (a).

(b) The provisions of this paragraph (b) shall apply following the happening of a Liquidity Event in respect of a Relevant Investment in relation to an alphabet share pool. The Directors shall as soon as reasonably practicable following the determination by the Directors of the redemption amount in accordance with Bye-law 5.8.1(b)(ii) below give notice in writing to the holders of the relevant class of alphabet shares of such Liquidity Event (such notice being referred to in this Bye-law 5.8 as a **Liquidity Event Notice**) and:

(i) each holder of shares of the relevant class of alphabet shares shall be entitled, by giving notice in writing to the Company (in such form as may be required by the Company), to require the redemption of some or all of his alphabet shares of that class on the terms determined by the Directors as provided by these Bye-laws and set out in the Liquidity Event Notice. The Liquidity Event Notice shall specify a date selected by the

Directors by which the holders of the shares shall be required to give notice of their requirement to redeem and the date selected by the Directors (being not more than 30 days thereafter) on which the relevant alphabet shares shall be redeemed.

(ii) The redemption amount payable per alphabet share following a Liquidity Event in respect of a Relevant Investment shall be calculated according to the following formula:

$$\frac{RV}{A + B}$$

where

RV is equal to the cash representing the share in the proceeds of sale or other disposition of the Relevant Investment which has been notionally allocated to the relevant alphabet share pool received by the Company following the Liquidity Event, net of any liabilities which the Directors have determined are to be allocated to the relevant alphabet share pool (including but not limited to any taxation which is payable on the disposal of the asset by the Company and/or any subsidiary of the Company and/or the transfer to the Company (or any intermediate holding company) of any proceeds of such realisation (whether by way of dividend or otherwise)) and any other liabilities for which, in the opinion of the Directors, provision ought properly be made;

A is the number of alphabet shares of that class in issue at the time of the Liquidity Event; and

B is the number of alphabet shares of that class previously redeemed pursuant to Bye-law 5.8.1(a) above.

(iii) Any cash remaining allocated to the relevant alphabet share pool after the redemption of all the alphabet shares in respect of which notices of redemption have been given shall remain allocated to that alphabet share pool and shall be available to meet any liabilities allocated to that pool and to satisfy future redemptions of the relevant class of alphabet shares pursuant to Bye-law 5.8.1 (b)(iv) below.

(iv) Any holder of any remaining alphabet shares of the relevant class shall, subject to paragraph (c) below, be entitled to require the Company to redeem some or all of those remaining alphabet shares by giving not less than 30 days written notice to the Company (in such form as may be required by the Company) expiring on 30 June or 31 December in any year following a relevant Liquidity Event (provided that no such notice shall be given if 30 June or 31 December, as the case may be, is less than six months after such Liquidity Event). Upon such redemption, the provisions of Bye-laws 5.8.1(b)(i), (ii) and (iii) shall apply mutatis mutandis, save that the redemption amount payable per alphabet share shall be equal to the amount of cash allocated to the relevant alphabet share pool, net of any liabilities allocated to such pool divided by the aggregate of (i) the number of alphabet shares of that class in issue immediately prior to the proposed redemption and (ii) the number of alphabet shares of that class previously redeemed pursuant to Bye-law 5.8.1 (a) above. Following the redemption of all remaining alphabet shares of that class, the surplus remaining assets allocated to the relevant alphabet share pool shall be treated as assets allocated to the ordinary share pool for the purposes of these Bye-laws.

(v) If the Liquidity Event involves the realisation of some but not all of the assets allocated to the relevant alphabet share pool, the relevant class of alphabet shares shall be re-organised into two or more new classes of alphabet shares pursuant to the provisions of Bye-law 5.8.1(b)(vii) below with effect from

such Liquidity Event and the assets previously allocated to that alphabet share pool shall be reallocated amongst the new alphabet share pools created in respect of the new classes of alphabet shares pursuant to Bye-law 5.2.2, so that any redemption of shares pursuant to this Bye-law 5.8.1(b) shall extend only to the new class of alphabet shares in respect of which there will have been a realisation of all the assets allocated to its alphabet share pool as a result of such Liquidity Event.

(vi) The redemption of any alphabet shares and the allocation of assets and liabilities to new alphabet share pools as provided above shall be effected in such manner as may be authorised or permitted by law and as the Directors shall from time to time determine (including, without prejudice to the generality of the foregoing, in accordance with the following provisions).

(vii) To enable the redemption of alphabet shares and allocation of assets and liabilities to new alphabet share pools pursuant to Bye-law 5.8.1(b)(v), the Directors, with, in the case of a consolidation and/or subdivision, the approval by resolution of the shareholders, may:

(1) redesignate, consolidate, and/or subdivide any existing class of alphabet shares and create and constitute any further class of alphabet shares; and

(2) on the creation of a redesignated, consolidated, subdivided or new class of alphabet shares establish and thereafter maintain an alphabet share pool attributable to each such redesignated, consolidated, subdivided or new class of alphabet shares; and

any such redesignation, consolidation, subdivision or creation shall not require any consent or sanction on the part of the holders of the shares of any other class and shall not constitute

a variation of the rights attached to the shares concerned or the shares of any other class.

(c) If any alphabet shares of any class remain unredeemed on the fifth anniversary of the Liquidity Event relevant to that class of alphabet shares, the Company shall be entitled to redeem forthwith such shares by service of a notice on all the holders of the remaining alphabet shares of that class at a redemption amount per share equal to the cash in the relevant alphabet share pool at such date divided by the aggregate of the number of such shares and the number of alphabet shares of that class previously redeemed pursuant to Bye-law 5.8.1(a).

5.8.2 Upon each Redemption Date, the redemption amount shall, subject to the Act, become a debt due and payable by the Company to the relevant holders of alphabet shares and subject to receipt of the relevant share certificates (or an indemnity in respect thereof in a form reasonably satisfactory to the Company) the Company shall forthwith upon the Redemption Date pay the redemption amount to the appropriate holder of alphabet shares.

5.8.3 On redemption the Company shall cancel the relevant share certificate and, in the case of a redemption of part of the alphabet shares included in any certificate or (where appropriate) in the event of a redesignation, consolidation or subdivision of any existing shares or creation of a new class of shares, without charge issue a fresh certificate for the balance of the alphabet shares not redeemed or the redesignated, subdivided, consolidated or new shares.

5.9 **Limits on participation rights of the A preferred ordinary shares and the alphabet shares**

5.9.1 Nothing in these Bye-laws shall entitle the Members holding between them all the shares in issue of all the classes of alphabet shares to receive more than 25 per cent of the assets of the Company available for distribution to equity holders on a winding up and for these purposes:

(a) the assets of the Company available for distribution to equity holders on a winding up mean either (i) the excess of the assets of the Company, as shown in the Company's balance sheet relating to its affairs at the end of

any accounting period, over the total amount of its liabilities as so shown or (ii) if there is no such excess or the Company's balance sheet is prepared to a date other than the end of the accounting period, the sum of £100, in each case after deducting from such amounts the amount of any redemption payments made in respect of the preferred ordinary shares; and

(b) the term **equity holder** shall have the meaning given to it by schedule 18 ICTA.

5.9.2 Nothing in these Bye-laws shall entitle the Members holding between them all the shares in issue of all the classes of alphabet shares and the A preferred ordinary shares to receive between them out of the Company's available profits in any accounting period an amount in excess of 25 per cent of such profits.

5.9.3 For the purposes of Bye-law 5.9.2, the **available profits** of the Company for each accounting period shall be either (a) the total profits of the Company which arise in that accounting period (whether or not any of those profits are in fact distributed) determined as if the Company was resident for tax purposes in the United Kingdom or (b) if there are no such profits in that accounting period the sum of £100.

5.10 **Consolidation or subdivision**

Upon any consolidation or subdivision of any shares, references in these Bye-laws to specific amounts payable upon a winding-up in respect of each such share shall be altered on the same basis as the alteration in par value of each such share in accordance with the report of the Auditors (required by the Directors for the purpose of this Bye-law 5.10) as to the appropriate alteration, which report shall be conclusive.

5.11 **Auditors**

In any case where the Auditors are required or requested to provide a report or determination, or to otherwise act, for the purposes of these Bye-laws, they shall act as experts not arbitrators and their costs shall be borne by the Company.

TRANSFER OF SHARES

6. Transfer of preferred ordinary shares

6.1 Subject to the Bye-laws in Part II of these Bye-laws and the remaining provisions of this Bye-law 6, the preferred ordinary shares shall be freely transferable.

6.2 No person may acquire any A preferred ordinary shares if and to the extent that, as a consequence of such acquisition, that person would hold more than 4 per cent of the voting rights of the Company and, for the purposes of this Bye-law 6.2, each such person shall have attributed to him those voting rights which would be attributed to him for the purposes of sub-sections (5) and (6) of section 416 ICTA.

6.3 No person may acquire A preferred ordinary shares if, at the date of such acquisition, such person is:

6.3.1 a director or an associate of a director of the Company;

6.3.2 a company which is under the control of any such director or associate or of two or more persons each of whom is such a director or employee;

6.3.3 an associated company of the Company;

6.3.4 an employee of the Company, any holding company of the Company or any associated company of the Company;

6.3.5 a holder of ordinary shares in Holdings; or

6.3.6 a person whose rights and powers in respect of any A preferred ordinary shares may be attributed to a person falling within Bye-laws 6.3.1 to 6.3.5 above pursuant to section 416(5) ICTA,

unless such person has first given notice in writing to the Company that he is a person to which any of the foregoing provisions applies, and the Directors have consented in writing to the proposed transfer.

6.4 No person may acquire A preferred ordinary shares if such A preferred ordinary shares are to be held as part of any fund the capital or income of which is applicable or applied wholly or mainly for the benefit of, or of the dependants of, the employees or directors, or past employees or directors, of the Company, or of any company falling within Bye-law 6.3

above, unless such person has first given notice in writing to the Company that he is a person to which the provisions of this Bye-law 6.4 apply, and the Directors have consented in writing to the proposed transfer.

6.5 The Directors may, as a condition of registering any transfer of A preferred ordinary shares, require the proposed transferee to complete a declaration confirming that he is a Qualified Holder, and, until the proposed transferee shall have provided such declaration in form satisfactory to the Directors, the Directors shall not be required to register or otherwise recognise the transfer of such A preferred ordinary shares to such proposed transferee.

6.6

6.6.1 The Board shall have power to impose such restrictions as it deems necessary for the purpose of ensuring that no A preferred ordinary shares are held by any person:

(a) who is not a Qualified Holder; or

(b) in breach of the law or requirements of any country or governmental authority; or

(c) in circumstances (whether directly or indirectly affecting such person and whether taken alone or in conjunction with any other persons, connected or not, or any other circumstances appearing to the Board to be relevant) which in the opinion of the Board might result in Holdings or the Company incurring any, or any increased, liability to taxation or suffering any other pecuniary or regulatory disadvantage which Holdings or the Company might not otherwise have incurred or suffered.

6.6.2 If it shall come to the notice of the Board that any A preferred ordinary shares are owned legally or beneficially by any person in contravention of any restriction referred to in Bye-law 6.6.1 the Board may give notice to such person requiring him to transfer such A preferred ordinary shares to a person who would not thereby be in contravention of any such restriction as aforesaid. If any person upon whom such a notice is served pursuant to this Bye-law 6.6.2 does not within thirty days after such notice transfer such A preferred ordinary shares as aforesaid or establish to the satisfaction of the Board (whose judgement shall be final and binding) that such A preferred ordinary shares are

not held in contravention of any such restriction he shall be deemed upon the expiration of such period of thirty days to have given a request in writing for the redemption of all such A preferred ordinary shares, and such A preferred ordinary shares shall then be redeemed as if such request was served pursuant to Bye-law 4.7.1 and the A Share Redemption Date shall be the date of such deemed request and shall be treated as if it were a Dividend Payment Date for the purposes of Bye-law 4.7.1(b).

6.7 For the purposes of this Bye-law 6, the terms **control**, **associated company**, **director** and **associate** shall have the meanings ascribed to them in section 415 ICTA.

7. Transfer of ordinary shares and redeemable shares

7.1 Subject to the Bye-laws in Part II of these Bye-laws, the ordinary shares and redeemable shares shall be freely transferable.

8. Transfer of alphabet shares

8.1 All alphabet shares shall be registered in the name of a nominee or nominees approved by the Directors, which nominee(s) shall hold the alphabet shares as nominee(s) for the persons to whom the beneficial interest in those alphabet shares are transferred by Holdings or the persons to whom shares are otherwise transferred in accordance with Bye-law 8.4.

8.2 The Directors shall have discretion to refuse to register the transfer of any alphabet share.

8.3 Save as provided in Bye-laws 8.4 and 8.5, no person may create any encumbrance over or transfer or otherwise dispose of any alphabet shares or any interest in any alphabet shares.

8.4 A person to whom the beneficial interest in any alphabet shares is transferred by Holdings may not create any encumbrance over or transfer or otherwise dispose of all or any part of such beneficial interest except by way of transfer to:

8.4.1 his spouse; or

8.4.2 the trustees of a trust or settlement (**Family Trust**) set up wholly for his benefit and/or that of his Family Members

and, for the purposes of this Bye-law 8, the term **Family Member**, in relation to any person, shall mean one or more of that person's spouse, children (including step children) and remoter issue.

8.5 Any trustee of a Family Trust to whom the beneficial interest in any alphabet shares has been transferred pursuant to Bye-law 8.4.2 above may dispose of the entire such interest to:

8.5.1 the new or remaining trustees of the Family Trust upon a change of trustees: or

8.5.2 any person on their becoming entitled to the same under the terms of the Family Trust.

8.6 If it shall come to the notice of the Board that the beneficial interest in any alphabet share has been transferred to a person in contravention of Bye-law 8.4 or 8.5, then the Board may give notice to the nominee of such alphabet share of such contravention. If the nominee has not established to the satisfaction of the Board (whose judgement shall be final and binding) within thirty days after such notice that such beneficial interest is no longer held in contravention of Bye-law 8.4 or 8.5, then the nominee shall be deemed, upon the expiration of such period of thirty days, to have given notice of redemption in respect of such alphabet share pursuant to Bye-law 5.8.1(a) and such alphabet share shall then be redeemed pursuant to Bye-law 5.8.1(a) irrespective of the happening of any Liquidity Event.

PART II

INTERPRETATION

9. Interpretation

The Bye-laws in this Part II shall take effect subject to the Bye-laws in Part I. In the event of any conflict between any Bye-law in Part I and any Bye-law in Part II, the relevant Bye-law in Part I shall override the relevant Bye-law in Part II to the extent of such conflict.

BOARD OF DIRECTORS

10. Board of Directors

The business of the Company shall be managed and conducted by the Board.

11. Management of the Company

11.1 In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by statute or by these Bye-laws, required to be exercised by the Company in general meeting subject, nevertheless, to these Bye-laws, the provisions of any statute and to such directions as may be prescribed by the Company in general meeting.

11.2 No regulation or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

11.3 The Board may procure that the Company pays all expenses incurred in promoting and incorporating the Company.

12. Power to appoint managing director or chief executive officer

The Board may (but shall not be obliged to) from time to time appoint one or more Directors to the office of managing director or chief executive officer of the Company who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company.

13. Power to appoint manager

The Board may appoint a person to act as manager of the Company's day to day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business.

14. Power to authorise specific actions

The Board may from time to time and at any time authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any agreement, document or instrument on behalf of the Company.

15. Power to appoint attorney

The Board may from time to time and at any time by power of attorney appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney. Such attorney may, if so authorised under the seal of the Company, execute any deed or instrument under such attorney's personal seal with the same effect as the affixation of the seal of the Company.

16. Power to delegate to a committee

The Board may delegate any of its powers to a committee appointed by the Board which may consist partly or entirely of non-Directors and every such committee shall conform to such directions as the Board shall impose on them. The meetings and proceedings of any such committee shall be governed by the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board.

17. Power to appoint and dismiss employees

The Board may appoint, suspend or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties.

18. **Power to borrow and charge property**

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party.

19. **Exercise of power to purchase shares of or discontinue the Company**

19.1 The Board may exercise all the powers of the Company to purchase all or any part of its own shares pursuant to Section 42A of the Act.

19.2 The Board may exercise all the powers of the Company to discontinue the Company to a named country or jurisdiction outside Bermuda pursuant to Section 132G of the Act.

20. **Election of Directors**

The Board shall consist of not less than three Directors or such number in excess thereof as the Members may from time to time determine who shall be elected or appointed in the first place at the statutory meeting of the Company and thereafter, except in the case of casual vacancy, at the annual general meeting or at any special general meeting called for the purpose and who shall hold office for such term as the Members may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated, and any general meeting may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.

21. **Defects in appointment of Directors**

All acts done bona fide by any meeting of the Board or by a committee of the Board or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

22. **Alternate Directors**

22.1 Any general meeting of the Company may elect a person or persons to act as a Director in the alternative to any one or more of the Directors of the Company or may authorise the Board to appoint such Alternate Directors. Unless the Members otherwise resolve, any

Director may appoint a person or persons to act as a Director in the alternative to himself or herself by notice in writing deposited with the Secretary. Any person so elected or appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present.

22.2 An Alternate Director shall be entitled to receive notice of all meetings of the Board and to attend and vote at any such meeting at which a Director for whom such Alternate Director was appointed in the alternative is not personally present and generally to perform at such meeting all the functions of such Director for whom such Alternate Director was appointed.

22.3 An Alternate Director shall cease to be such if the Director for whom such Alternate Director was appointed ceases for any reason to be a Director but may be re-appointed by the Board as alternate to the person appointed to fill the vacancy in accordance with these Bye-laws.

23. Removal of Directors

23.1 Subject to any provision to the contrary in these Bye-laws, the Members at any special general meeting convened and held in accordance with these Bye-laws, may remove a Director provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than 14 days before the meeting and at such meeting such Director shall be entitled to be heard on the motion for such Director's removal.

23.2 A vacancy on the Board created by the removal of a Director under the provisions of Bye-law 23.1 may be filled by the Members at the meeting at which such Director is removed and, in the absence of such election or appointment, the Board may fill the vacancy.

24. Vacancies on the Board

24.1 The Board shall have the power from time to time and at any time to appoint any person as a Director to fill a vacancy on the Board occurring as the result of the death, disability, disqualification or resignation of any Director and to appoint an Alternate Director to any Director so appointed.

24.2 The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-laws as the quorum necessary for the transaction of business at meetings of the Board, the continuing Directors or Director

may act for the purpose of (i) summoning a general meeting of the Company or (ii) preserving the assets of the Company.

24.3 The office of Director shall be vacated if the Director:

24.3.1 is removed from office pursuant to these Bye-laws or is prohibited from being a Director by law;

24.3.2 is or becomes bankrupt or makes any arrangement or composition with his creditors generally;

24.3.3 is or becomes of unsound mind or dies;

24.3.4 resigns his or her office by notice in writing to the Company.

25. Notice of meetings of the Board

25.1 A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board.

25.2 Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally in person or by telephone or otherwise communicated or sent to such Director by post, cable, telex, telecopier, facsimile or other mode of representing words in a legible and non-transitory form at such Director's last known address or any other address given by such Director to the Company for this purpose.

26. Quorum at meetings of the Board

The quorum necessary for the transaction of business at a meeting of the Board shall be two Directors.

27. Meetings of the Board

27.1 The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit.

27.2 Directors may participate in any meeting of the Board by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

27.3 Meetings of the Board shall take place outside the United Kingdom. Any meeting of the Board held by telephone, electronic or other communication facilities pursuant to Bye-law 27.2 shall only be permitted if the majority of participants are outside the United Kingdom.

28. Unanimous written resolutions

A resolution in writing signed by all the Directors which may be in counterparts, shall be as valid as if it had been passed at a meeting of the Board duly called and constituted, such resolution to be effective on the date on which the last Director signs the resolution. For the purposes of this Bye-law only, **Director** shall not include an Alternate Director.

29. Contracts and disclosure of Directors' interests

29.1 Any Director, or any Director's firm, partner or any company with whom any Director is associated, may act in a professional capacity for the Company and such Director or such Director's firm, partner or such company shall be entitled to remuneration for professional services as if such Director were not a Director, provided that nothing herein contained shall authorise a Director or Director's firm, partner or such company to act as Auditor of the Company.

29.2 A Director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company shall declare the nature of such interest as required by the Act.

29.3 Following a declaration being made pursuant to this Bye-law, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

30. Remuneration of Directors

The remuneration (if any) of the Directors shall be determined by the Company in general meeting and shall be deemed to accrue from day to day. The Directors may also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from meetings of the Board, any committee appointed by the Board, general meetings of the Company, or in connection with the business of the Company or their duties as Directors generally.

OFFICERS

31. Officers of the Company

The Officers of the Company shall consist of a President and a Vice President or a Chairman and a Deputy Chairman, a Secretary and such additional Officers as the Board may from time to time determine all of whom shall be deemed to be Officers for the purposes of these Bye-laws.

32. Appointment of Officers

32.1 The Board shall, as soon as possible after the statutory meeting of Members and after each annual general meeting, appoint a President and a Vice President or a Chairman and a Deputy Chairman who shall be Directors.

32.2 The Secretary and additional Officers, if any, shall be appointed by the Board from time to time.

33. Remuneration of Officers

The Officers shall receive such remuneration as the Board may from time to time determine.

34. Duties of Officers

The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

35. Chairman of meetings

Unless otherwise agreed by a majority of those attending and entitled to attend and vote thereat, the Chairman, if there be one, and if not the President, shall act as chairman at all meetings of the Members and of the Board at which such person is present. In their absence the Deputy Chairman or Vice President, if present, shall act as chairman and in the absence of all of them a chairman shall be appointed or elected by those present at the meeting and entitled to vote.

36. Register of Directors and Officers

The Board shall cause to be kept in one or more books at the registered office of the Company a Register of Directors and Officers and shall enter therein the particulars required by the Act.

MINUTES

37. Obligations of Board to keep minutes

37.1 The Board shall cause minutes to be duly entered in books provided for the purpose:

37.1.1 of all elections and appointments of Officers;

37.1.2 of the names of the Directors present at each meeting of the Board and of any committee appointed by the Board; and

37.1.3 of all resolutions and proceedings of general meetings of the Members, meetings of the Board, meetings of managers and meetings of committees appointed by the Board.

37.2 Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the registered office of the Company.

INDEMNITY

38. Indemnification of Directors and Officers of the Company

The Directors, Secretary and other Officers (such term to include, for the purposes of Bye-laws 38 and 39, any person appointed to any committee by the Board) for the time being acting in relation to any of the affairs of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and every one of them, and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other

persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

39. Waiver of claim by Member

Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or Officer.

MEETINGS

40. Notice of annual general meeting

The annual general meeting of the Company shall be held in each year other than the year of incorporation at such time and place as the President or the Chairman or any two Directors or any Director and the Secretary or the Board shall appoint. At least five days notice of such meeting shall be given to each Member stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting.

41. Notice of special general meeting

The President or the Chairman or any two Directors or any Director and the Secretary or the Board may convene a special general meeting of the Company whenever in their judgement such a meeting is necessary, upon not less than five days' notice which shall state the date, time, place and the general nature of the business to be considered at the meeting.

42. Accidental omission of notice of general meeting

The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

43. **Meeting called on requisition of Members**

Notwithstanding anything herein, the Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings of the Company, forthwith proceed to convene a special general meeting of the Company and the provisions of Section 74 of the Act shall apply.

44. **Short notice**

A general meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

45. **Postponement of meetings**

The Secretary may postpone any general meeting called in accordance with the provisions of these Bye-laws (other than a meeting requisitioned under these Bye-laws) provided that notice of postponement is given to each Member before the time for such meeting. Fresh notice of the date, time and place for the postponed meeting shall be given to each Member in accordance with the provisions of these Bye-laws.

46. **Quorum for general meeting**

At any general meeting of the Company two or more persons present in person and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company throughout the meeting shall form a quorum for the transaction of business, PROVIDED that if the Company shall at any time have only one Member, one Member present in person or by proxy shall form a quorum for the transaction of business at any general meeting of the Company held during such time. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary may determine.

47. Adjournment of meetings

The chairman of a general meeting may, with the consent of the Members at any general meeting at which a quorum is present (and shall if so directed), adjourn the meeting. Unless the meeting is adjourned to a specific date and time, fresh notice of the date, time and place for the resumption of the adjourned meeting shall be given to each Member in accordance with the provisions of these Bye-laws.

48. Attendance at meetings

Members may participate in any general meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

49. Written resolutions

49.1 Subject to Bye-law 49.6, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Members of the Company, may, without a meeting and without any previous notice being required, be done by resolution in writing signed by, or, in the case of a Member that is a corporation whether or not a company within the meaning of the Act, on behalf of, all the Members who at the date of the resolution would be entitled to attend the meeting and vote on the resolution.

49.2 A resolution in writing may be signed by, or, in the case of a Member that is a corporation whether or not a company within the meaning of the Act, on behalf of, all the Members, or any class thereof, in as many counterparts as may be necessary.

49.3 For the purposes of this Bye-law, the date of the resolution is the date when the resolution is signed by, or, in the case of a Member that is a corporation whether or not a company within the meaning of the Act, on behalf of, the last Member to sign and any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

49.4 A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Members voting in favour of a resolution shall be construed accordingly.

49.5 A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of Sections 81 and 82 of the Act.

49.6 This Bye-law shall not apply to:

49.6.1 a resolution passed pursuant to Section 89(5) of the Act; or

49.6.2 a resolution passed for the purpose of removing a Director before the expiration of his term of office under these Bye-laws.

50. Attendance of Directors

The Directors of the Company shall be entitled to receive notice of and to attend and be heard at any general meeting.

51. Voting at meetings

51.1 Subject to the provisions of the Act and these Bye-laws, any question proposed for the consideration of the Members at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of these Bye-laws and in the case of an equality of votes the resolution shall fail.

51.2 No Member shall be entitled to vote at any general meeting unless such Member has paid all the calls on all shares held by such Member.

52. Voting on show of hands

At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to the provisions of these Bye-laws, every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his or her hand.

53. Decision of chairman

At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to the provisions of these Bye-laws, be conclusive evidence of that fact.

54. Demand for a poll

54.1 Notwithstanding the provisions of the immediately preceding two Bye-laws, at any general meeting of the Company, in respect of any question proposed for the consideration of the Members (whether before or on the declaration of the result of a show of hands as provided for in these Bye-laws), a poll may be demanded by any of the following persons:

54.1.1 the chairman of such meeting; or

54.1.2 at least three Members having the right to vote at such meeting present in person or represented by proxy; or

54.1.3 any Member or Members present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the Members having the right to vote at such meeting; or

54.1.4 any Member or Members present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all such shares conferring such right.

54.2 Where, in accordance with the provisions of Bye-law 54.1, a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted in the manner set out in Bye-law 54.4 or in the case of a general meeting at which one or more Members are present by telephone in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands.

54.3 A poll demanded in accordance with the provisions of Bye-law 54.1, for the purpose of electing a chairman of the meeting or on a question of adjournment, shall be taken forthwith and a poll demanded on any other question shall be taken in such manner and at such time and place as the Chairman (or acting chairman) may direct and any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

54.4 Where a vote is taken by poll, each person present and entitled to vote shall be furnished with a ballot paper on which such person shall record his or her vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. At the conclusion of the poll, the ballot papers shall be examined and counted by a committee of not less than two Members or proxy holders appointed by the chairman for the purpose and the result of the poll shall be declared by the chairman.

55. Seniority of joint holders voting

In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

56. Instrument of proxy

The instrument appointing a proxy shall be in writing in the form, or as near thereto as circumstances admit, of Form "A" in the Schedule hereto, under the hand of the appointor or of the appointor's attorney duly authorised in writing, or if the appointor is a corporation, either under its seal, or under the hand of a duly authorised officer or attorney. The decision of the chairman of any general meeting as to the validity of any instrument of proxy shall be final.

57. Representation of corporations at meetings

A corporation which is a Member may, by written instrument, authorise such person as it thinks fit to act as its representative at any meeting of the Members and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Member. Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he or she thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Member.

SHARE CAPITAL AND SHARES

58. Power to issue shares

58.1 Except as otherwise provided in Part I of these Bye-laws, and subject to these Bye-laws and to any resolution of the Members to the contrary and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have power to issue any unissued shares of the Company on such terms and conditions as it may determine and any shares or class of shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the Company may from time to time by resolution of the Members prescribe.

58.2 The Board shall, in connection with the issue of any share, have the power to pay such commission and brokerage as may be permitted by law.

58.3 The Company shall not give, whether directly or indirectly, whether by means of loan, guarantee, provision of security or otherwise, any financial assistance for the purpose of a purchase or subscription made or to be made by any person of or for any shares in the Company, but nothing in this Bye-law shall prohibit transactions mentioned in Sections 39A, 39B and 39C of the Act.

58.4 The Company may from time to time do any one or more of the following things:

58.4.1 make arrangements on the issue of shares for a difference between the Members in the amounts and times of payments of calls on their shares;

58.4.2 accept from any Member the whole or a part of the amount remaining unpaid on any shares held by him, although no part of that amount has been called up;

58.4.3 pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others; and

58.4.4 issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding up.

59. Variation of rights, alteration of share capital and purchase of shares of the Company

59.1 Except as otherwise provided in Part I of these Bye-laws, and subject to the provisions of Sections 42 and 43 of the Act, any preference shares may be issued or converted into shares that, at a determinable date or at the option of the Company, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by resolution of the Members determine.

59.2 Except as otherwise provided in Part I of these Bye-laws, if at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of or rights attaching to the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class in accordance with Section 47 (7) of the Act. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of or rights attaching to the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

59.3 The Company may from time to time, in accordance with Part I of these Bye-laws or by resolution of the Members, change the currency denomination of, increase, alter or reduce its share capital in accordance with the provisions of Sections 45 and 46 of the Act. Where, on any alteration of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit including, without limiting the generality of the foregoing, the issue to Members, as appropriate, of fractions of shares and/or arranging for the sale or transfer of the fractions of shares of Members.

59.4 The Company may from time to time purchase its own shares in accordance with the provisions of Section 42A of the Act.

60. Registered holder of shares

60.1 The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable or other claim to, or interest in, such share on the part of any other person.

60.2 Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or draft sent through the post directed to the Member at such Member's address in the

Register of Members or, in the case of joint holders, to such address of the holder first named in the Register of Members, or to such person and to such address as the holder or joint holders may in writing direct. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

61. Death of a joint holder

Where two or more persons are registered as joint holders of a share or shares then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to the said share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

62. Share certificates

62.1 Every Member shall be entitled to a certificate under the seal of the Company (or a facsimile thereof) specifying the number and, where appropriate, the class of shares held by such Member and whether the same are fully paid up and, if not, how much has been paid thereon. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means.

62.2 The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom such shares have been allotted.

62.3 If any such certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

63. Calls on shares

63.1 The Board may from time to time make such calls as it thinks fit upon the Members in respect of any monies unpaid on the shares allotted to or held by such Members and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

63.2 The Board may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

64. Forfeiture of shares

64.1 If any Member fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward to such Member a notice in the form, or as near thereto as circumstances admit, of Form "B" in the Schedule hereto.

64.2 If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine.

64.3 A Member whose share or shares have been forfeited as aforesaid shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture and all interest due thereon.

REGISTER OF MEMBERS

65. Contents of Register of Members

The Board shall cause to be kept in one or more books a Register of Members and shall enter therein the particulars required by the Act.

66. Inspection of Register of Members

The Register of Members shall be open to inspection at the registered office of the Company on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each business day be allowed for inspection. The Register of Members may, after notice has been given by advertisement in an appointed newspaper to that effect, be closed for any time or times not exceeding in the whole thirty days in each year.

67. Determination of record dates

Notwithstanding any other provision of these Bye-laws, the Board may fix any date as the record date for:

67.1 determining the Members entitled to receive any dividend; and

67.2 determining the Members entitled to receive notice of and to vote at any general meeting of the Company.

TRANSFER OF SHARES

68. Instrument of transfer

68.1 An instrument of transfer shall be in the form of Form "C" in the Schedule hereto or in such other common form as the Board may accept. Such instrument of transfer shall be signed by or on behalf of the transferor and transferee provided that, in the case of a fully paid share other than a fully paid A preferred ordinary share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been transferred to the transferee in the Register of Members.

68.2 The Board may refuse to recognise any instrument of transfer unless it is accompanied by any certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer.

69. Restriction on transfer

69.1 The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share unless such transfer is permitted by and made in accordance with Bye-laws 6, 7 or 8, as the case may be. The Board shall refuse to register any transfer not permitted by or not made in accordance with Bye-laws 6, 7 or 8, as the case may be. The Board shall also refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained.

69.2 If the Board refuses to register a transfer of any share the Secretary shall, within three months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

70. Transfers by joint holders

The joint holders of any share or shares may transfer such share or shares to one or more of such joint holders, and the surviving holder or holders of any share or shares previously held

by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

TRANSMISSION OF SHARES

71. Representative of deceased Member

In the case of the death of a Member, the survivor or survivors where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member where the deceased Member was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Member's interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Member with other persons. Subject to the provisions of Section 52 of the Act, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may in its absolute discretion decide as being properly authorised to deal with the shares of a deceased Member.

72. Registration on death or bankruptcy

Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in the form, or as near thereto as circumstances admit, of Form "D" in the Schedule hereto. On the presentation thereof to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member but the Board shall, in either case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before such Member's death or bankruptcy, as the case may be.

DIVIDENDS AND OTHER DISTRIBUTIONS

73. Declaration of dividends by the Board

The Board may, subject to these Bye-laws and in accordance with Section 54 of the Act, declare a dividend to be paid to the Members, in proportion to the number of shares held by

them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets.

74. Other distributions

The Board may, subject to these Bye-laws, declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company.

75. Reserve fund

The Board may from time to time before declaring a dividend set aside, out of the surplus or profits of the Company, such sum as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other special purpose.

76. Deduction of Amounts due to the Company

The Board may deduct from the dividends or distributions payable to any Member all monies due from such Member to the Company on account of calls or otherwise.

CAPITALISATION

77. Issue of bonus shares

77.1 The Board may resolve to capitalise any part of the amount for the time being standing to the credit of any of the Company's share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares to the Members.

77.2 The Company may capitalise any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by applying such amounts in paying up in full partly paid shares of those Members who would have been entitled to such sums if they were distributed by way of dividend or distribution.

ACCOUNTS AND FINANCIAL STATEMENTS

78. Records of account

78.1 The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

78.1.1 all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

78.1.2 all sales and purchases of goods by the Company; and

78.1.3 the assets and liabilities of the Company.

78.2 Such records of account shall be kept at the registered office of the Company or, subject to Section 83 (2) of the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

79. Financial year end

The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year.

80. Financial statements

Subject to any rights to waive laying of accounts pursuant to Section 88 of the Act, financial statements as required by the Act shall be laid before the Members in general meeting.

AUDIT

81. Appointment of Auditor

Subject to Section 88 of the Act, at the annual general meeting or at a subsequent special general meeting in each year, an independent representative of the Members shall be appointed by them as Auditor of the accounts of the Company. Such Auditor may be a Member but no Director, Officer or employee of the Company shall, during his or her continuance in office, be eligible to act as Auditor.

82. Remuneration of Auditor

The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.

83. Vacation of office of Auditor

If the office of Auditor becomes vacant by the resignation or death of the Auditor, or by the Auditor becoming incapable of acting by reason of illness or other disability at a time when

the Auditor's services are required, the Board shall, as soon as practicable, convene a special general meeting to fill the vacancy thereby created.

84. Access to books of the Company

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers of the Company for any information in their possession relating to the books or affairs of the Company.

85. Report of the Auditor

85.1 Subject to any rights to waive laying of accounts or appointment of Auditors pursuant to Section 88 of the Act, the accounts of the Company shall be audited at least once in every year.

85.2 The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting.

85.3 The generally accepted auditing standards referred to in Bye-law 85.2 may be those of a country or jurisdiction other than Bermuda. If so, the financial statements and the report of the Auditor must disclose this fact and name such country or jurisdiction.

NOTICES

86. Notices to Members of the Company

A notice may be given by the Company to any Member either by delivering it to such Member in person or by sending it to such Member's address in the Register of Members or to such other address given for the purpose. For the purposes of this Bye-law, a notice may be sent by mail, courier service, cable, telex, telecopier, facsimile or other mode of representing words in a legible and non-transitory form.

87. **Notices to joint Members**

Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

88. **Service and delivery of notice**

Any notice shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, and the time when it was posted, delivered to the courier or to the cable company or transmitted by telex, facsimile or other method as the case may be.

SEAL OF THE COMPANY

89. **The seal**

The seal of the Company shall be in such form as the Board may from time to time determine. The Board may adopt one or more duplicate seals for use outside Bermuda.

90. **Manner in which seal is to be affixed**

The seal of the Company shall not be affixed to any instrument except attested by the signature of a Director and the Secretary or any two Directors, or any person appointed by the Board for the purpose, provided that any Director, Officer or Resident Representative, may affix the seal of the Company attested by such Director, Officer or Resident Representatives signature to any authenticated copies of these Bye-laws, the incorporating documents of the Company, the minutes of any meetings or any other documents required to be authenticated by such Director, Officer or Resident Representative.

WINDING-UP

91. **Winding-up/distribution by liquidator**

If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Members, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he or she deems fair upon any property to be

divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

ALTERATION OF BYE-LAWS

92. Alteration of Bye-laws

No Bye-law shall be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Board and by a resolution of the Members.

SCHEDULE

Form A (Bye-law 56)

PROXY

I/We

of

the holder(s) of share(s) in the above-named company hereby appoint

or failing him/her or failing him/her as my/our

proxy to vote on my/our behalf at the general meeting of the Company to be held on the day of

, 20 , and at any adjournment thereof.

Dated this day of ,20

* GIVEN under the seal of the Company

* Signed by the above-named

....

....

Witness

* Delete as applicable.

SCHEDULE

Form B (Bye-law 64)

NOTICE OF LIABILITY TO FORFEITURE FOR NON PAYMENT OF CALL

You have failed to pay the call of [amount of call] made on the ...... day of ...., 20.. last, in respect of the [number] share(s) [numbers in figures] standing in your name in the Register of Members of the Company, on the ...... day of ...., 20.. last, the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest thereon at the rate of .... per annum computed from the said .... day of ...., 20... last, on or before the .... day of ...., 20... next at the place of business of the Company the share(s) will be liable to be forfeited.

Dated this day of , 20

[Signature of Secretary]
By order of the Board

SCHEDULE

Form C (Bye-law 68)

TRANSFER OF A SHARE OR SHARES

FOR VALUE RECEIVED .... [amount]

.... [transferor]

hereby sell assign and transfer unto .... [transferee]

of .... [address]

.... [number of shares]

shares of .... [name of Company]

Dated ....

....

(Transferor)

In the presence of:

....

Witness

....

(Transferee)

I, ... (Transferee) hereby certify that I am a Qualified Holder of A preferred ordinary shares in accordance with the Bye-laws of the Company.*

In the presence of:

....

Witness

* To be completed in cases where transfer is of A preferred ordinary shares.

SCHEDULE

Form D (Bye-law 72)

TRANSFER BY A PERSON BECOMING ENTITLED ON A DEATH/BANKRUPTCY OF A MEMBER

I/We having become entitled in consequence of the [death/bankruptcy] of [name of the deceased Member] to [number] share(s) standing in the register of members of [Company] in the name of the said [name of deceased Member] instead of being registered myself/ourselves elect to have [name of transferee] (the **Transferee**) registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee his or her executors administrators and assigns subject to the conditions on which the same were held at the time of the execution thereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

WITNESS our hands this day of , 20

SIGNED by the above-named)
[person or persons entitled])
in the presence of:)

SIGNED by the above-named)
[transferee])
in the presence of:)

CONTENTS

SCHEDULES

LOEB&LOEB LLP

A LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

345 PARK AVENUE
NEW YORK, NY 10154-0037

TELEPHONE: 212.407.4000
FACSIMILE: 212.407.4990
www.loeb.com

Direct Dial: 212-407-4827
e-mail: dfischer@loeb.com

August 9, 2002

VIA FEDERAL EXPRESS

Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C 20549

Re: Submission Pursuant To Rule 12g3-2(b) Under The Securities Exchange Act of 1934 With Respect To PA International Limited (the "Company").

Dear Ladies and Gentleman:

Per my voice mail message to Ms. Amy O'Brien regarding the captioned matter, we are submitting the Company's audited financial information as of December 31, 2001.

The information contained in, and the information and documents enclosed with, this letter are being furnished pursuant to Rule 12g3-2(b)(1), on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to us.

Very truly yours,

David C. Fischer

DF:cc
01544510013
NY243152.1

Enclosures

cc (w/enc.): Ms. Amy O'Brien (By Fed Ex)

NEW YORK
LOS ANGELES
NASHVILLE
ROME

PA International Limited

Report and Financial Statements

Year Ended

31 December 2001

Company Number: 30152

BDO Stoy Hayward
Chartered Accountants

PA INTERNATIONAL LIMITED

Annual report and financial statements for the year ended 31 December 2001

Page:	**Contents**

To the shareholders of PA International Limited

We have audited the financial statements of PA International Limited for the year ended 31 December 2001 on pages 3 to 41 which have been prepared under the United Kingdom accounting standards and the accounting policies set out on pages 11 to 14.

Respective responsibilities of directors and auditors

The directors have taken responsibility for preparing the annual report and the financial statements in accordance with applicable law in the United Kingdom and United Kingdom Accounting Standards:

United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible under United Kingdom law for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by United Kingdom law regarding directors' remuneration and transactions with the company is not disclosed.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the affairs of the Company and the Group at 31 December 2001 and of the result of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

BDO STOY HAYWARD
Chartered Accountants
and Registered Auditors
London

25 March 2002

PA INTERNATIONAL LIMITED

Consolidated profit and loss account for the year ended 31 December 2001

	Note	2001 Consulting operations Total £'000	2001 Venture operations Total £'000	2001 Total £'000	2000 Consulting operations Total £'000	2000 Venture operations Total £'000	2000 Total £'000
Turnover	2	364,730	35,601	400,331	296,096	26,093	322,189
Personnel and direct costs		(282,562)	(33,207)	(315,769)	(215,487)	(29,462)	(244,949)
Gross profit		82,168	2,394	84,562	80,609	(3,369)	77,240
Administrative expenses		(52,167)	(29,997)	(82,164)	(43,599)	(14,255)	(57,854)
Operating profit	7	30,001	(27,603)	2,398	37,010	(17,624)	19,386
Exceptional items							
Profit on sale of Sundridge Park Management Centre	3	6,231	-	6,231	-	-	-
Profit on sale of ES&S business	3	373	-	373	7,886	-	7,886
Profit on sale of ImPAct Executives business	3	-	1,363	1,363	-	3,697	3,697
Profit on disposal of UbiNetics group		-	-	-	-	27,532	27,532
Net interest receivable and investment income	8,9	(3,892)	1,955	(1,937)	(14)	-	(14)
Profit/(loss) on ordinary activities before taxation		32,713	(24,285)	8,428	44,882	13,605	58,487
Taxation	10	(12,506)	2,868	(9,638)	(13,392)	1,067	(12,325)
Profit/(loss) on ordinary activities after taxation		20,207	(21,417)	(1,210)	31,490	14,672	46,162
Minority interests		-	2,963	2,963	-	396	396
Profit/(loss) available for distribution		20,207	(18,454)	1,753	31,490	15,068	46,558
Dividends	11	(10,000)	-	(10,000)	-	-	-
Accumulated (loss)/retained profit for the year		10,207	(18,454)	(8,247)	31,490	15,068	46,558

PA INTERNATIONAL LIMITED

Consolidated statement of total recognised gains and losses for the year ended 31 December 2001

	Note	2001 £'000	2000 £'000
Profit available for distribution to members of the parent company		1,753	46,558
Revaluation of shares held in the ultimate holding company	24	2,374	3,277
Revaluation of investment property	24	(1,750)	17,750
Exchange differences on retranslation of net assets of subsidiary undertakings	24	808	3,173
Exchange differences on loans	24	243	(4,006)
Tax effect of exchange differences on loans		-	1,102
Total recognised gains and losses for the year		3,428	67,854

PA INTERNATIONAL LIMITED

Consolidated balance sheet at 31 December 2001

	Note	2001 £'000	2000 £'000
Fixed assets			
Intangible assets	12	40,065	45,328
Tangible assets	13	155,233	151,703
Investments	15	37,216	28,189
		232,514	225,220
Current assets			
Debtors - due within one year	17	110,243	117,525
- due after more than one year	17	47,959	43,348
Investments	18	48,910	55,163
Cash at bank and in hand		43,663	54,265
		250,775	270,301
Creditors: amounts falling due within one year	19	183,143	176,794
Net current assets		67,632	93,507
Total assets less current liabilities		300,146	318,727
Creditors: amounts falling due after more than one year	20	(109,502)	(118,082)
Provision for liabilities and charges	21	(5,294)	(5,760)
Minority interests		(2,822)	(5,785)
		182,528	189,100
Capital and reserves			
Called up share capital:			
Equity	23	86,056	86,056
Non-equity	23	13,444	13,444
Revaluation reserve	24	18,185	22,125
Other reserves	24	(52,679)	(53,730)
Profit and loss account	25	117,522	121,205
Shareholders' funds		182,528	189,100

All items under capital and reserves are equity except where shown.
The financial statements were approved by the Board of Directors on 25 March 2002.

Director **Director**

The notes on pages 11 to 41 form part of these financial statements.

PA INTERNATIONAL LIMITED

Consolidated cash flow statement for the year ended 31 December 2001

	Note	2001 £'000	2001 £'000	2000 £'000	2000 £'000
Cash inflow from operating activities	26		35,796		34,626
Returns on investments and servicing of finance					
Interest received		3,438		4,898	
Interest paid		(5,375)		(5,251)	
Dividends received		-		340	
Net cash outflow from returns on investments and servicing of finance			(1,937)		(13)
Taxation					
Taxation paid			(8,854)		(14,174)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(23,611)		(8,250)	
Purchase of intangible fixed assets		(804)		-	
Deposit in escrow account		-		2,000	
Disposal of tangible fixed assets		587		3,297	
Purchase of shares in ultimate parent company		(22,418)		(15,800)	
Disposal of shares in ultimate parent company		15,214		11,548	
Net cash outflow from capital expenditure and financial investment			(31,032)		(7,205)
Acquisition and disposals					
Purchase of subsidiary undertakings		-		(63,279)	
Net overdraft acquired with subsidiary		-		(229)	
Sale of Sundridge Park Management Centre	3	11,500		-	
Sale of Impact Executives	3	1,363		5,250	
Sale of Executive Search and Selection	3	373		10,061	
Sale of businesses acquired from Hagler Bailly		2,441		-	
Sale of minority interest in subsidiary		-		33,713	
			15,677		(14,484)
Equity dividends paid			(10,000)		-
Management of liquid resources					
Decrease / (increase) in short term deposits		6,253		(36,394)	
Disposal of current asset investments		-		25,472	
			6,253		(10,922)
Net cash inflow/(outflow) before financing			5,903		(12,172)

PA INTERNATIONAL LIMITED

Consolidated cash flow statement for the year ended 31 December 2001 ***(Continued)***

	Note	2001 £'000	2001 £'000	2000 £'000	2000 £'000
Net cash flow before financing			5,903		(12,172)
Financing					
Bank loans		(1,500)		(1,500)	
Capital element of finance lease rental payments		(6)		(16)	
Net cash outflow from financing			(1,506)		(1,516)
Increase/(decrease) in cash in the year	27,28		4,397		(13,688)

PA INTERNATIONAL LIMITED

Company profit and loss account for the ten months ended 31 December 2001

	Note	2001 £'000
Income from investments		15,200
Administrative expenses		(179)
Operating profit		15,021
Profit on ordinary activities before taxation		15,021
Taxation		-
Profit on ordinary activities after taxation		15,021
Dividends		-
Retained profit for the period	25	15,021

PA INTERNATIONAL LIMITED

Company balance sheet at 31 December 2001

	Note	£'000	£'000
Fixed assets			
Investments	15		870,445
Current assets			
Debtors - due within one year	17	876	
- due after more than one year	17	3,062	
		3,938	
Creditors: amounts falling due within one year	19	(163)	
Net current assets			3,775
Total assets less current liabilities			874,220
Creditors: amounts falling due after more than one year	20	-	
Provision for liabilities and charges	21	-	
			-
			874,220
Capital and reserves			
Called up share capital			
Equity	23		86,056
Non-equity	23		13,444
Share premium account	24		759,699
Profit and loss account	25		15,021
Shareholders' funds			874,220

All items under capital and reserves are equity except where shown.
The financial statements were approved by the Board of Directors on 25 March 2002.

Director **Director**

The notes on pages 11 to 41 form part of these financial statements.

PA INTERNATIONAL LIMITED

Company cash flow statement for the ten months ended 31 December 2001

	2001 £'000	2001 £'000
Cash inflow from operating activities		-
Taxation		-
Capital expenditure and financial investment		
Deposit in escrow account	(3,062)	
Net cash outflow from capital expenditure and financial investment		(3,062)
Acquisitions and disposals		-
Equity dividends paid		-
Management of liquid resources		-
Net cash outflow before financing		(3,062)
Financing		
Issue of non equity share capital	3,062	
Net cash outflow from financing		3,062
Change in cash in the year		-

1 Accounting policies

Accounting convention

The financial statements are prepared under the historical cost convention, as modified by the valuation of investments in certain shares, and are in accordance with general accounting principles within the United Kingdom.

The financial statements are in compliance with the Companies Act 1985 except that, as explained below, investments properties are not depreciated.

The financial statements have been prepared in pounds sterling.

Basis of consolidation

The consolidated financial information presented in these financial statements has been prepared in order to report the results of operations and the financial position of PA International Limited and its subsidiaries for the periods presented as if PA International Limited had been in existence prior to 1 January 2000. PA International Limited was incorporated on 8 March 2001

The consolidated financial information of PA International Limited has been prepared on the following bases:

- as if the creation and issue of shares by PA International Limited subsequent to 31 December 2001, as set out in note 24, had taken place prior to 1 January 2000.

- using merger accounting principles as if the subsidiary companies, businesses, assets and liabilities of PA International Limited had been part of PA International Limited throughout the two years ended 31 December 2001.

- acquisitions of subsidiaries during the period have been accounted for using acquisition accounting principles.

The consolidated financial information of PA International Limited has been prepared in accordance with UK GAAP and in pounds sterling.

BDO Stoy Hayward was the auditor of the companies comprising PA Holdings Limited, the ultimate holding company of PA International Limited, throughout the period presented and expressed an unqualified audit opinion on the consolidated accounts of PA Holdings Limited for each of the two years ended 31 December 2001.

1 Accounting policies *(Continued)*

Goodwill

Goodwill arising on an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and amortised through the profit and loss account over the directors' estimate of its useful economic life of 20 years. Impairment tests on the carrying value of goodwill are undertaken:

- at the end of the first full financial year following acquisition; and
- in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

The profit or loss on disposal of a business includes any attributable goodwill arising on acquisitions which was previously eliminated against reserves under the former group policy, for acquisitions made before 1 January 1998.

Foreign currencies

The results of foreign subsidiary undertakings are translated into sterling at the average rate of exchange during the year. Their assets and liabilities are translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences which arise from translation of the opening net investment in foreign subsidiary undertakings are taken to reserves.

All other differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings which are taken directly to reserves to the extent of the exchange difference arising on the net investment in these enterprises, provided they are used to finance or hedge against foreign equity investments. Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet dates, any differences are taken to the profit and loss account.

Employee benefit schemes

The consolidated balance sheet includes the assets and liabilities of employee benefit trusts. Dividends received in respect of investment in shares of the ultimate holding company held by these trusts are accounted for in the profit and loss account as investment income when received.

Turnover

Turnover represents the invoiceable value of work carried out and normal rechargeable materials expenditure and excludes sales taxes. Billing of work is based on time worked, or on a stage of completion of an assignment agreed previously with clients.

Bonus scheme

Bonuses are provided for at the maximum payment level. Where it is not possible to define the exact amount payable, the provision held in the financial statements will be sufficient to extinguish fully the Group's liability in respect of bonus scheme payments.

1 Accounting policies *(Continued)*

Pensions

The pension costs charged to the profit and loss account in respect of defined benefit pension schemes are based on actuarial methods and assumptions designed to provide the anticipated pension costs over the service lives of the employees in the scheme and are calculated to achieve a substantially level percentage of the current and expected future pensionable payroll. Variations from regular costs are allocated over a period approximating to the remaining service lives of current employees in the scheme.

Intangible fixed assets

Amortisation is provided on all intangible fixed assets to write off the cost over their expected useful lives. The amortisation rates are as follows:

Goodwill arising on consolidation	-	5% on cost
Licences	-	shorter of the term of the licence and three years

Tangible fixed assets

Depreciation is provided on all tangible fixed assets other than freehold land to write off the cost less estimated residual value over their expected useful lives. The depreciation rates are as follows:

Freehold buildings	-	2% - 10% on cost
Property held on short lease	-	equal instalments over remaining period of lease unless the economic life of the asset is determined to be less than that of the lease
Office furniture, machinery and equipment	-	10% - 33% on cost
Computer equipment	-	20% - 50% on cost
Motor vehicles	-	15% - 25% on cost or 25% reducing balance.

During the year the group reviewed the useful economic lives of certain fixtures, fittings and computer equipment, the financial impact of which is disclosed in note 13.

Fixed asset investments

Investments are included as fixed assets and are shown at cost or valuation less provision for any diminution in value considered permanent.

Investment properties

In accordance with SSAP 19 investment properties are carried at open market value, no depreciation or amortisation is provided in respect of investment properties. This is a departure from the Companies Act 1985 which requires all properties to be depreciated. Such properties are not held for consumption but for investment and the directors consider that to depreciate them would not give a true and fair view. The effect of this departure has not been quantified because it is impracticable.

The aggregate surplus or deficit arising on revaluation is transferred to the revaluation reserve, except where a deficit below cost is deemed to represent a permanent diminution in value, in which case it is charged to the profit and loss account.

1 Accounting policies *(Continued)*

Current asset investments

Investments held as current assets are stated at lower of cost and net realisable value.

Revaluation reserve

Investment in own shares that are not specifically allocated to meet employee bonus obligations are revalued to their current market values. Allocated shares are revalued to market value at the date when they are matched against specific deferred bonus obligations.

Any surplus resulting from the revaluation is taken to a revaluation reserve.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership (finance leases), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components. The interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balances of capital repayments outstanding. The capital element reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

Deferred taxation

Provision is made for timing differences between the treatment of certain items for taxation and accounting purposes to the extent that it is probable that a liability or asset will crystallise.

Property

Provision is made for the difference between rents payable and rents receivable on all vacant and sub-let space up to the end of the lease on a discounted basis.

Research and development expenditure

Research and development expenditure is written off in the year in which it is incurred.

Liquid resources

For the purpose of the cash flow statement, liquid resources are defined as current asset investments and short term deposits.

2 Segmental information - Group

All turnover and profit before taxation arise from the principal activities of the Group.

Turnover by destination	2001 £'000	2000 £'000
Geographical analysis		
UK	190,926	187,277
Europe (excluding UK and Scandinavia)	49,997	28,869
Scandinavia	33,677	44,240
North America	90,459	24,176
Asia Pacific	35,272	37,627
	400,331	322,189

An analysis of profit before tax and net assets by geographic region is not provided because in the opinion of the directors such analysis does not reflect the nature of the Group's activities.

Venture operations disclosed separately on the face of the profit and loss account are non core consulting operations.

3 Exceptional items - Group

Exceptional items are analysed as follows:

	£'000
(a) Profit on sale of Sundridge Park Management Centre	6,231
(b) Profit on sale of ImPAct Executives business	1,363
(c) Profit on sale of ES&S business	373
	7,967

(a) Sale of Sundridge Park Management Centre

In July 2001 PA sold Sundridge Park Management Centre to a specialist hotel and residential conference centre operator. The book value of the building and the related fixed assets disposed of was £8.3m. The total consideration for the sale was £15.0m, with £11.5m paid as cash and a £3.5m loan note giving a profit on disposal of £6.2m after disposal costs of £0.5m.

(b) Earn out income from Sale of ImPAct Executives

During 2000, PA disposed of its 100% interest in the ImPAct Executives venture, and the profit on disposal of £3.7m was recognised as exceptional income in the 2000 financial accounts. This profit did not include recognition of amounts potentially due under an earn out agreement that formed part of the terms of disposal.

During 2001, PA received additional consideration amounting to £1.4m.

(c) Earn out income from Sale of ES&S

During 2000, PA disposed of its Executive Search and Selection business, and the profit on disposal of £7.9m was recognised as exceptional income in the 2000 financial accounts. This profit did not include recognition of amounts potentially due under and earn out agreement that formed part of the terms of disposal.

During 2001, PA received additional consideration amounting to £0.4m.

4 Employees - Group

	2001 £'000	2000 £'000
Staff costs consist of:		
Salaries	194,574	133,497
Bonus	40,674	50,498
Social security costs	15,753	11,315
Pension costs	5,251	2,422
	256,252	197,732

Staff costs include remuneration paid to the Directors of the Company.

	Number	Number
The average number of employees, including directors, during the year was:	3,679	2,893

5 Directors - Group

	2001 £'000	2000 £'000
Directors' emoluments consist of:		
Executive directors' remuneration	1,791	2,590

The emoluments, excluding pension contributions, of the highest paid director, were £1,791,000 (2000 - £2,590,000). Included in this amount are sums of £107,000 and £29,000 paid to companies which are related to the director (2000 - £108,000 and £67,000).

For all executive directors, for this and prior years, 30% of the bonus included in these amounts will be withheld for five years and only paid contingent on certain non performance-related criteria being met.

	2001	2000
Number of directors who exercised share options	-	1
Number of directors receiving long term incentives	1	1
Number of directors in the defined benefit pension scheme	-	-

6 Pension costs - Group

SSAP 24 Disclosure

The Group operates a number of pension schemes throughout the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The assets of these schemes are held in separate trustee-administered funds or insurance-based schemes. The pension costs relating to the defined benefit schemes are assessed in accordance with the advice of qualified actuaries. The total pension cost for the Group was £5.3m (2000 - £2.4m).

The principal scheme is in the United Kingdom and comprises both defined benefit and defined contribution elements.

The latest actuarial valuation of the scheme was undertaken as at 31 March 1999 by a firm of qualified actuaries. New employees have joined the scheme for defined contribution benefits since 1 January 1998. The pension costs for the defined benefit element was calculated as a level percentage of salaries of these members over their expected future service. The excess of £94,000,000 over the total past service liabilities is being accounted for as a reduction to the total pension cost over the expected future service of all scheme members.

The principal assumptions, expressed relative to price inflation, were: 4.0% pa discount rate for future accrual, 3.5% pa discount rate for pre-retirement past service liabilities, 2.0% for post retirement past service liabilities, 1.5% pa (plus promotional scale) for salary increases, 0% pa for pension increases.

Employer contributions to the United Kingdom pension scheme have been suspended subject to periodic review by the trustee of the scheme.

Additional disclosure required by FRS17 – retirement benefits

The last full actuarial valuation of the PA Pension Scheme upon which the additional disclosure points are based was carried out on 31 March 1999. The major assumptions used by the actuary as at 31 December 2001 were:

	At 31 December 2001 % p.a.
Inflation assumption	2.5
Rate of increase in salaries	4.0
Rate of increase of pensions in payment	2.5
Rate of increase for deferred pensioners	2.5
Discount Rate	5.75

6 Pension costs - Group *(Continued)*

The fair value of assets in the scheme were:

	Long term rate of return expected at 31 December 2001	Value at 31 December 2001 £000
Equities	7.75%	290,500
Bonds	5.75%	80,500
Cash	4.50%	5,300
Total		376,300

The following amounts at 31 December 2001 were measured in accordance with the requirements of FRS17:

	31 December 2001 £000
Fair value of Scheme assets	376,300
Actuarial value of Scheme liabilities	(299,800)
Surplus in the Scheme	76,500
Pension deferred tax liability	(22,950)
Pension asset	53,550

If the above amounts had been recognised in the financial statements, the Group's net assets at 31 December 2001 would have been as follows:

	At 31 December 2001 £000
Net assets excluding pension reserve	188,732
Pension reserve	53,550
Net assets including pension reserve	242,282

There would have been no impact on the Group profit and loss reserve.

7 Operating profit - Group

	2001 £'000	2000 £'000
This has been arrived at after charging/(crediting):		
Directors' emoluments (note 5)	1,791	2,590
Auditors' remuneration	586	522
Payments to auditors for other services	408	474
Depreciation of tangible fixed assets	8,754	7,444
Amortisation of intangible fixed assets	3,161	491
Loss/(profit) on disposal of fixed assets	1,034	(1,530)
Loss on disposal of current asset investments	-	1,661
Hire of plant and equipment	1,739	946
Other operating lease charges	12,618	8,077
Rent receivable	(4,301)	(5,128)
Exchange differences	(59)	1,530
Increase/(decrease) of property provisions (note 21)	(672)	1,076
Research and development expenditure written off	18,875	14,623

8 Interest and income from investments - Group

	2001 £'000	2000 £'000
Interest received on cash deposits	3,438	4,897
Unlisted investment income	-	340
	3,438	5,237

The aggregate of interest receivable £ 3,438,000 (2000 - £5,237,000) and interest payable £5,375,000 (note 9) (2000 - £5,251,000) is shown on the face of the profit and loss account as net interest receivable and investment income of £1,937,000 (2000 - £14,000).

9 Interest payable and similar charges - Group

	2001 £'000	2000 £'000
On bank loans	5,375	5,251

10 Taxation - Group

	2001 £'000	2000 £'000
Taxation based on profit for the year comprises:		
United Kingdom		
Corporation tax	11,141	8,544
Deferred taxation	929	576
Corporation tax (over)/under provided in prior years	(455)	306
Deferred tax (over)/under provided in prior years	(1,074)	77
	10,541	9,503
Overseas		
Overseas tax	(990)	4,393
Deferred taxation	667	(1,655)
Overseas tax (over)/under provided in prior years	(1,183)	392
Deferred tax under/(over) provided in prior years	603	(308)
	(903)	2,822
	9,638	12,325

11 Dividends - Group

	2001 £'000	2000 £'000
Dividend paid	10,000	-

12 Intangible assets - Group

	Goodwill £'000	Other £'000	Total £'000
Cost			
At 1 January 2001	45,161	658	45,819
Adjustments to historic cost	(29)	-	(29)
Amounts eliminated on disposals	(2,877)	-	(2,877)
Additions	-	804	804
At 31 December 2001	**42,255**	**1,462**	**43,717**
Amortisation			
At 1 January 2001	(376)	(115)	(491)
Charge for the year	(2,256)	(905)	(3,161)
At 31 December 2001	**(2,632)**	**(1,020)**	**(3,652)**
Net book value			
At 31 December 2001	**39,623**	**442**	**40,065**
At 31 December 2000	44,785	543	45,328

Goodwill relates to the acquisition of Hagler Bailly Inc. in 2000.

Other intangibles represent licences purchased by venture companies which are being amortised over the shorter of the term of the licence or three years.

13 Tangible assets - Group

	Freehold land and buildings £'000	Leasehold property £'000	Office furniture, machinery and equipment £'000	Computer equipment £'000	Motor vehicles £'000	Total £'000
Cost						
At 1 January 2001	22,620	137,559	19,939	26,985	124	207,227
Exchange adjustments	(49)	52	56	10	3	72
Revaluation	-	(1,750)	-	-	-	(1,750)
Additions	2,389	10,530	6,446	4,232	14	23,611
Disposals	(14,537)	(1,918)	(4,600)	(1,269)	(34)	(22,358)
At 31 December 2001	10,423	144,473	21,841	29,958	107	206,802
Depreciation						
At 1 January 2001	(10,762)	(9,688)	(12,973)	(21,995)	(106)	(55,524)
Exchange adjustments	7	(40)	(47)	26	(2)	(56)
Charge for the year	(350)	(1,598)	(2,369)	(4,417)	(20)	(8,754)
Disposals	6,627	1,320	3,362	1,423	33	12,765
At 31 December 2001	(4,478)	(10,006)	(12,027)	(24,963)	(95)	(51,569)
Net book value						
At 31 December 2001	**5,945**	**134,467**	**9,814**	**4,995**	**12**	**155,233**
At 31 December 2000	11,858	127,871	6,966	4,990	18	151,703

Leasehold property includes £68,750,000 being the investment property portion of 123 Buckingham Palace Road. This represents 50% of the value of the building and is carried at Directors' valuation. The historical cost of this element of the property is £52,750,000. The remainder of the building is a long leasehold fixed asset with net book value of £52,338,000 at the year end.

Included within office furniture, machinery and equipment are assets held under finance leases. The net book value of all such assets held at 31 December 2001 amounted to £102,000 (2000 - £115,000). The 2001 depreciation charge relating to these assets was £13,000 (2000 - £10,000).

With effect from 1 January 2001, the Group reviewed the useful economic lives of certain fixtures, fittings and computer equipment. This resulted in a reduction in the group depreciation charge by £1,293,000 in the year.

14 Investment properties - Group

In November 1999 the Group purchased the 250 year leasehold over its head office at 123 Buckingham Palace Road, London. Only a portion of the building is occupied by the Group and accordingly accounted for as a fixed asset (note 13). The remaining portion of the building is let to tenants and is accounted for as an investment property.

15 Fixed asset investments

Group

Investments in shares

Investment in own shares represents shares in the Company held by P A Consulting Group Holdings SA (a subsidiary of P A International Limited). At 31 December 2001, P A Consulting Group Holdings SA held 159,813,860 shares (2000 – 159,813,860) with a nominal value of £7,991,000 (2000 - £7,991,000).

Investments in ultimate holding company represents shares in PA Holdings Limited, the immediate and ultimate holding company of the Company, held by employee benefit trusts which comprise the Employment Benefit Trust and the Employee Trust. The purpose of the trusts is to hold shares for subsequent sale or grant to employees.

At 31 December 2001 the Employment Benefit Trust held 15,348 ordinary shares of PA Holdings Limited (2000 – 349,278) with a market value of £52,000 (2000 – £988,000) and the Employee Trust held 8,581,834 (2000 – 5,668,465) shares with a market value of £28,835,000 (2000 – £16,042,000). The nominal value of the shares held was £858,000 (2000 - £567,000). Of the total shares held, 3,480,297 (2000 – 3,490,347) have been allocated to satisfy specific employee share option schemes.

	2001 £'000	2000 £'000
Own shares – at cost	7,991	7,991
Shares of ultimate holding company – at valuation	23,677	14,097
Other	5,548	6,101
	37,216	28,189

15 Fixed asset investments *(Continued)*

Group *(Continued)*

Movement in fixed asset investment

	Own shares £'000	Shares of ultimate holding company £'000	Other £'000	Total £'000
Balance at 1 January 2001	7,991	14,097	6,101	28,189
Additions at cost	-	22,420	244	22,664
Disposals	-	(15,214)	(797)	(16,011)
Surplus on revaluation	-	2,374	-	2,374
Balance at 31 December 2001	7,991	23,677	5,548	37,216

Company

The Company fixed asset investments comprise:

	2001 £'000
Investment in subsidiaries (note 16)	865,977
Other	4,468
	870,445

16 Investments in subsidiary undertakings - Company

Details of the principal subsidiary undertakings as at 31 December 2001 are as follows:

Name	Place of incorporation/ registration	Nature of business
Erinvale Holdings BV	Netherlands	Property holding company
PA International Consulting Group Limited	England and Wales	Holding company
PA Investments Limited	England and Wales	Investment holding company
PA Overseas Holding Limited	England and Wales	Holding company
PA Management Services Limited	England and Wales	Group administration
PA Group Treasury Services Limited	England and Wales	Treasury
PA Consulting Services Limited	England and Wales	Consultancy
PA Strategy Partners Limited	England and Wales	Consultancy
PA Consulting Services Pty Limited	Australia	Consultancy

16 Investment in subsidiary undertakings - Company *(Continued)*

Name	Place of incorporation/ registration	Nature of business
PA Consulting Group Inc	USA	Consultancy
PA Consulting Group KK	Japan	Consultancy
PA Consulting Group A/S	Denmark	Consultancy
PA Consulting Group O/Y	Finland	Consultancy
PA Consulting Group A/S	Norway	Consultancy
PA Consulting Group Limited	New Zealand	Consultancy
PA Consulting Group Pte Limited	Singapore	Consultancy
PA Consulting Services SA	France	Holding company
PA Consulting Group SA	France	Consultancy
PA Consulting Group AB	Sweden	Consultancy
PA Consulting Group Sdn Bhd	Malaysia	Consultancy
PA Consulting (Cayman Islands) Limited	Cayman Islands	Funding
PA Consulting Group Limited	Hong Kong	Consultancy
PA Consulting Services (India) Private Limited	India	Consultancy
PA Consulting Services GmbH	Germany	Consultancy
PA International Holdings BV	Netherlands	Holding company
PA Consulting Services SA	Belgium	Consultancy
PA Consulting Services BV	Netherlands	Consultancy
PA Consulting Group SRO	Czech Republic	Consultancy
PA Consulting Group Holdings SA	Switzerland	Holding company
PA Finance Limited	England and Wales	Holding company
PA Consulting Government Services Inc	USA	Consultancy
PA Group Service Centre SA	Switzerland	System services company
PA Knowledge Limited	Cayman Islands	Intellectual property rights
Cubiks Holdings Limited* (88%)	England	Holding company
PA Consulting Services SA	Argentina	Consultancy
PA Consulting Armenia LLC	Armenia	Consultancy
PA do Brasil Ltda	Brazil	Consultancy
PT PA Consulting Indonesia	Indonesia	Consultancy
Zao Hagler Bailly	Russia	Consultancy
PA Consulting Group Limited	Canada	Consultancy
UbiNetics Holdings Plc* (85%)	England	Telecommunications development
Meridica Limited	England and Wales	Drug delivery development

All Subsidiary undertakings noted above are wholly owned except where marked*.

One of the Company's subsidiaries, UbiNetics Holdings Plc has issued options to employees over unissued share capital exercisable upon a liquidity event. In the event that all options are exercised, the Group's ownership of UbiNetics Holdings PLC will not fall below 76%.

17 Debtors

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Due within one year:				
Trade debtors	46,237	62,388	-	-
Accrued income	27,008	27,247	-	-
Other debtors	9,665	8,373	-	-
Amounts due from ultimate holding company	2,028	3,102	-	-
Amounts due from subsidiary undertakings	-	-	876	-
Prepayments	4,945	4,381	-	-
Loans to staff	13,730	6,897	-	-
Taxation	6,630	5,137	-	-
	110,243	117,525	876	-
Due after more than one year:				
Loans to staff (a)	30,772	32,456	-	-
Deferred tax (note 22)	10,625	7,848	-	-
Loan Notes (b)	3,500	-	-	-
Amounts held in escrow accounts	3,062	3,044	3,062	-
	47,959	43,348	3,062	-

(a) Loans to staff result from the adoption of the Bonus Share Purchase Plan introduced in 1998. Total loans to staff include £3,978,000 (2000 - £1,903,000) loans to directors from the Employee Trust.

(b) The £3,500,000 loan notes bear interest at 6% p.a., are redeemable in June 2004 and were received as part consideration for the sale of Sundridge Park Management Centre.

(c) Other amounts held in escrow accounts relate to funds for future redemption of preference shares issued by the Company.

18 Current asset investments

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Other investments	48,910	55,163	-	-

Other investments are stated at cost and represent amounts invested in short term deposits with access times of up to nine months.

19 Creditors: amounts falling due within one year

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Bank loans and overdrafts (note 20)	1,500	16,499	-	-
Trade creditors	16,034	10,211	-	-
Payments on account	20,993	21,681	-	-
Amounts due to ultimate holding company	20,892	9,493	-	-
Amounts due to subsidiary undertakings	-	-	14	-
Taxation	13,937	7,373	-	-
Social security and other taxes	703	561	-	-
Other creditors and accruals	109,084	110,976	149	-
	183,143	176,794	163	-

20 Creditors: amounts falling due after more than one year

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Bank loan	65,500	67,000	-	-
Finance lease creditors (note 32)	96	109	-	-
Bonuses	43,113	50,526	-	-
Other	793	447	-	-
	109,502	118,082	-	-

The long term bank loan relates to the purchase of 123 Buckingham Palace Road (note 14). It is secured by a fixed and floating charge over certain assets of the Group.

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
It is wholly repayable within ten years as follows:				
In more than one year but not more than two years	1,500	1,500	-	-
In more than two year but not more than five years	4,500	4,500	-	-
In more than five years	59,500	61,000	-	-
	65,500	67,000	-	-

20 Creditors: amounts falling due after more than one year *(Continued)*

The loan is payable in equal quarterly instalments. Interest is payable at a variable rate being 3 month LIBOR plus 0.8% mandatory costs.

The Group has entered into interest hedging arrangements split into two tranches. £40,000,000 of the loan is the subject of an arrangement which effectively fixes the interest rate paid by the Group 6.81% (plus 0.8% mandatory costs) until 15 January 2004. Thereafter £30,000,000 is the subject of an option which enables the Group to fix the variable rate to a fixed rate of 5.75% (plus 0.8% mandatory costs) from 15 January 2004 until the loan is due for repayment in November 2009.

21 Provision for liabilities and charges

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
Property provisions	1,027	1,699	-	-
Deferred tax (note 22)	2,771	2,423	-	-
Other provisions	1,496	1,638	-	-
	5,294	5,760	-	-

	Property provision £'000	Other £'000
Balance at 1 January 2001	1,699	1,638
Released to profit and loss account	(2,002)	(142)
New provisions in the year	1,330	-
Balance at 31 December 2001	1,027	1,496

Other provisions relate to leasehold dilapidation costs arising on lease termination. These costs are capitalised and depreciated over the length of the lease.

22 Deferred taxation

Unprovided and provided deferred taxation is as follows:

	2001 Unprovided £'000	2001 Provided £'000	2000 Unprovided £'000	2000 Provided £'000
Fixed assets	(52)	843	16	626
Property provisions	(4)	(69)	-	(242)
Bonus	(7)	(3,800)	(369)	(3,380)
Losses	(19,227)	(1,658)	(7,709)	(368)
Other	(255)	(3,170)	(5,768)	(2,061)
	(19,545)	(7,854)	(13,830)	(5,425)

Deferred taxation movements:

	£'000
Balance at 1 January 2001	(5,425)
Transfer from profit and loss account	
United Kingdom	(145)
Overseas	1,270
Other movements	(3,554)
Balance at 31 December 2001	(7,854)
Deferred tax liabilities (note 21)	2,771
Deferred tax assets (note 17)	(10,625)
	(7,854)

23 Share capital

Authorised share capital of the Company comprises £87,168,417 of sterling shares and €20,000,000 of euro shares, analysed as follows:

	2001 Number	2001 £	2000 Number	2000 £
Sterling				
Redeemable shares of 5p each	**13,794,926**	**689,746**	13,794,926	689,746
Alphabet shares of 0.01p each	**223,277,000**	**22,328**	223,277,000	22,328
'C' Preferred ordinary shares of 5p each	**8,000,000**	**400,000**	8,000,000	400,000
Ordinary shares of 5p each	**1,721,126,860**	**86,056,343**	1,721,126,860	86,056,343
	1,966,198,786	**87,168,417**	1,966,198,786	87,168,417
	Number	**€**	**Number**	**€**
Euros				
'A' Preferred ordinary shares of 1 Euro each	**5,000,000**	**5,000,000**	5,000,000	5,000,000
'B' Preferred ordinary shares of 1 Euro each	**15,000,000**	**15,000,000**	15,000,000	15,000,000
	20,000,000	**20,000,000**	20,000,000	20,000,000

The sterling split of equity and non equity is detailed below:

	2001 Number	2001 £	2000 Number	2000 £
Authorised				
Equity				
Ordinary shares of 5p each	**1,721,126,860**	**86,056,343**	1,721,126,860	86,056,343
	1,721,126,860	**86,056,343**	1,721,126,860	86,056,343

23 Share capital *(Continued)*

	2001 Number	2001 £	2000 Number	2000 £
Non equity				
Redeemable shares of 5p each	**13,794,926**	**689,746**	13,794,926	689,746
Alphabet shares of 0.01p each	**223,277,000**	**22,328**	223,277,000	22,328
'A' Preferred ordinary shares of 1 Euro each	**5,000,000**	**3,044,000**	5,000,000	3,044,000
'B' Preferred ordinary shares of 1 Euro each	**15,000,000**	**9,287,926**	15,000,000	9,287,926
'C' Preferred ordinary shares of 5p each	**8,000,000**	**400,000**	8,000,000	400,000
	265,071,926	**13,444,000**	265,071,926	13,444,000

Allotted, called up and fully paid

	2001 Number	2001 £	2000 Number	2000 £
Equity				
Ordinary shares of 5p each	**1,721,126,860**	**86,056,343**	1,721,126,860	86,056,343
	1,721,126,860	**86,056,343**	1,721,126,860	86,056,343
Non equity				
Redeemable shares of 5p each	**13,794,926**	**689,746**	13,794,926	689,746
Alphabet shares of 0.01p each	**223,277,000**	**22,328**	223,277,000	22,328
'A' Preferred ordinary shares of 1 Euro each	**5,000,000**	**3,044,000**	5,000,000	3,044,000
'B' Preferred ordinary shares of 1 Euro each	**15,000,000**	**9,287,926**	15,000,000	9,287,926
'C' Preferred ordinary shares of 5p each	**8,000,000**	**400,000**	8,000,000	400,000
	265,071,926	**13,444,000**	265,071,926	13,444,000

PA International Limited is an exempted limited company incorporated in Bermuda on 8 March 2001 for an unlimited duration with registration number 30152 and with registered office at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

23 Share capital *(Continued)*

Authorised Capital

The Company was incorporated with an authorised share capital of £10,000 divided into 10,000 ordinary shares of £1.00 each.

By a resolution of the sole shareholder of the Company dated 14 September 2001, the authorised share capital of the Company was increased from £10,000 to £96,456,343 by the creation of an additional 86,446,343 ordinary shares of £1.00 each to rank *pari passu* in all respects with the existing 10,000 ordinary shares of the Company and by the creation of 10,000,000 redeemable shares of £1.00 each.

By a resolution of the shareholders of the Company dated 22 November 2001, 9,287,926 redeemable shares of £1 each were reclassified into 15,000,000 redeemable shares of 1 Euro each.

By a resolution of the shareholders of the Company dated 22 November 2001, the 712,074 redeemable shares of £1.00 each were subdivided into 14,241,480 redeemable shares of 5 pence each and the 86,456,343 ordinary shares of £1.00 each were subdivided into 1,729,126,860 ordinary shares of 5 pence each.

By a resolution of the directors dated 12 December 2001, 446,554 redeemable shares of 5 pence each were subdivided and reclassified into 223,277,000 alphabet shares of 0.01p each as follows:

45,081,840 Class U2001.0 alphabet shares of 0.01p;
45,081,840 Class C2001.0 alphabet shares of 0.01p;
45,081,840 Class GC2001.0 alphabet shares of 0.01p;
45,081,840 Class M2001.0 alphabet shares of 0.01p; and
42,949,640 Class P2001.0 alphabet shares of 0.01p.

By a resolution of the shareholders of the Company dated 18 December 2001, the authorised share capital of the Company was increased by the creation of 5,000,000 'A' Preferred Ordinary Shares of 1 Euro each and 8,000,000 Ordinary Shares of 5 pence each held by PA Consulting Group Holdings SA were converted into 8,000,000 'C' Preferred Ordinary Shares of 5 pence each.

On the admission of 5,000,000 'A' Preferred Ordinary Shares of 1 Euro each to trading on the Luxembourg Stock Exchange on 28 December 2001, the issue of such 'A' Preferred Ordinary Shares became unconditional. As a result, certain automatic conversion provisions set out in the Bye-laws took effect, with the consequence that for every one such 'A' Preferred Ordinary Share issued, three Euro Redeemable Shares of 1 Euro each were immediately converted into three 'B' Preferred Ordinary Shares of 1 Euro each.

Issued Capital

On 20 March 2001, by a resolution of the directors, 10,000 ordinary shares of £1.00 each were issued to PA Holdings Limited, fully paid up.

On 17 September 2001, pursuant to a Share Exchange Agreement between the Company and PA Holdings Limited dated 17 September 2001, 78,455,650 ordinary shares of £1.00 each were issued fully paid up to PA Holdings Limited in consideration for the transfer to the Company of the entire issued share capital of PA International Consulting Group Limited.

On 11 October 2001, by a resolution of the directors, 10,000,000 redeemable shares of £1.00 each were issued to PA Holdings Limited, fully paid up, by way of bonus issue.

23 Share capital *(Continued)*

Issued Capital *(Continued)*

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 906,346 ordinary shares of £1.00 each in the Company were issued fully paid up to PA Consulting Group Holdings SA in consideration for the transfer to the Company of certain shares in Cubiks Holdings Limited.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 89,295 ordinary shares of £1.00 each in the Company were issued fully paid to PA Consulting Group Holdings SA in consideration for the transfer to the Company of the entire issued share capital of Meridica Limited.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 245,563 ordinary shares of £1.00 each in the Company were issued fully paid to PA Consulting Group Holdings SA in consideration for the transfer to the Company of the entire issued share capital of PA Gentle Cloud SA.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 498,825 ordinary shares of £1.00 each in the Company were issued fully paid to PA Consulting Group Holdings SA in consideration for the transfer to the Company of certain shares in Physiome Sciences, Inc.

On 19 October 2001, pursuant to a Share Exchange Agreement between the Company and PA Consulting Group Holdings SA dated 19 October 2001, 6,250,664 ordinary shares of £1.00 each in the Company were issued fully paid to PA Consulting Group Holdings SA in consideration for the transfer to the Company of certain shares in UbiNetics Holdings plc.

By a resolution of the shareholder of the Company dated 22 November 2001, 9,287,926 redeemable shares of £1 each were reclassified into 15,000,000 redeemable shares of 1 Euro each.

By a resolution of the shareholders of the Company dated 22 November 2001, the 712,074 redeemable shares of £1.00 each were subdivided into 14,241,480 redeemable shares of 5 pence each and the 86,456,343 ordinary shares of £1.00 each were subdivided into 1,729,126,860 ordinary shares of 5 pence each.

By a resolution of the Directors dated 12 December 2001, 446,554 redeemable shares of 5 pence each were subdivided and reclassified into 223,277,000 alphabet shares of 0.01p each as follows:

45,081,840 Class U2001.0 alphabet shares of 0.01p;
45,081,840 Class C2001.0 alphabet shares of 0.01p;
45,081,840 Class GC2001.0 alphabet shares of 0.01p;
45,081,840 Class M2001.0 alphabet shares of 0.01p; and
42,949,640 Class P2001.0 alphabet shares of 0.01p.

All redeemable shares are redeemable at any time, at the Company's option.

By resolutions of the shareholders of the Company dated 18 December 2001, 8,000,000 Ordinary Shares of 5 pence each held by PA Consulting Group Holdings SA were converted into 8,000,000 'C' Preferred Ordinary Shares of 5 pence each and 5,000,000 'A' Preferred Ordinary Shares of 1 Euro each were issued conditional on the listing of such shares on the Luxembourg Stock Exchange.

23 Share capital *(Continued)*

Issued Capital *(Continued)*

On the admission of 5,000,000 'A' Preferred Ordinary Shares of 1 Euro each to trading on the Luxembourg Stock Exchange on 28 December 2001, the issue of such 'A' Preferred Ordinary Shares became unconditional. As a result, certain automatic conversion provisions set out in the Bye-laws took effect, with the consequence that for every one such 'A' Preferred Ordinary Share issued, three Euro Redeemable Share of 1 Euro each were immediately converted into three 'B' Preferred Ordinary Shares of 1 Euro each.

Share Rights

The rights of the shares are set out below. None of these shares have dividend or voting rights other than as stated.

Redeemable Shares:
Up to the first conversion date, the right to a fixed annual preferential dividend of 1.75% of par value. These shares can be converted into B preferred ordinary shares on each specified conversion date.

'C' Preferred ordinary shares:
Full voting rights and a right to a fixed annual preferential dividend of 5% on par value of the share.

Ordinary shares:
Full voting rights and a right to dividends at such times and in such amounts as the Directors decide and that in aggregate do not exceed the Company's profits available for distribution.

Alphabet Shares:
The right to ask the company to redeem their shares prior to the happening of a Liquidity Event.

'A' and 'B' Preferred Ordinary shares:
The right to a floating non-cumulative preferential dividend calculated at EURIBID plus 40 basis points on the par value of the share.

Only 'A' preferred ordinary shareholders have the right to vote.

The priorities on a winding up are as follows:

Priority	Shareholder	Amount
1	Redeemable shares	Par value of the redeemable shares plus any accrued and unpaid dividend to date
2	'A' and 'B' preferred ordinary shares	Par value paid up of the preferred ordinary shares
3	Alphabet shares	The surplus assets allocated to each alphabet share pool rateably according to the par value of the alphabet shares held by the shareholders
4	Ordinary shares and 'C' preferred ordinary shares	Share of remaining proceeds rateably according to the par value of ordinary shares held

24 Other reserves

	Revaluation reserve £'000	Capital reserve £'000	Exchange reserve £'000	Merger reserve £'000	Total excluding revaluation £'000
Balance at 1 January 2001	22,125	41	(3,163)	(50,608)	(53,730)
Surplus on valuation of shares held in ultimate holding company	2,374	-	-	-	-
Reduction on valuation on investment property	(1,750)	-	-	-	-
Exchange difference on retranslation on net assets of subsidiary undertakings	-	-	808	-	808
Exchange differences on loans Tax effect of exchange difference on loans	-	-	243	-	243
Transfer to profit and loss account	(4,564)	-	-	-	-
Balance at 31 December 2001	18,185	41	(2,112)	(50,608)	(52,679)

The revaluation reserve comprises £16,000,000 in respect of the investment property and the balance relates to shares of the ultimate holding company held by the employee benefit trusts.

The Company has a share premium account of £759,699,000 (2000: nil), which arose on issue of equity shares to acquire investments in its subsidiaries. In the Group accounts the share premium account is eliminated against investment in subsidiaries as a result of the merger accounting method of consolidation used.

25 Profit and loss account

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000
Balance at 1 January 2001	121,205	74,647	-
(Accumulated loss)/retained profit for the year	(8,247)	46,558	15,021
Transfer of realised profits	4,564	-	-
Balance at 31 December 2001	117,522	121,205	15,021
Profit retained in:			
Company	15,021	-	
Subsidiary undertakings	102,501	121,205	
	117,522	121,205	

25 Profit and loss account *(Continued)*

The Company profit after tax and before dividends for the year was £15,021,000 (2000 - £nil). The Group profit and loss account includes £16,244,000 (2000 - £13,385,000) of reserves held in the employee benefit trusts which are not distributable to the members of the Company.

The cumulative goodwill written off in respect of acquisitions at 31 December 2001 was £18,238,000 (2000 - £18,238,000).

26 Net cash inflow from operating activities - Group

	2001 £'000	2000 £'000
Operating profit	2,398	19,386
Adjustment to operating profit:		
Depreciation	8,754	7,444
Amortisation	3,161	491
Loss/(profit) on sale of tangible fixed assets	1,034	(1,530)
Profit on sale of current asset investments	-	1,661
Increase in debtors	12,735	29,952
Increase/(decrease) in creditors	6,890	(22,862)
Other including translation differences	824	84
	35,796	34,626

27 Analysis of change in net funds - Group

	At 1 January 2001 £'000	Cash flow £'000	Other non-cash changes £'000	At 31 December 2001 £'000
Cash in hand and at bank	54,265	(10,602)	-	43,663
Overdrafts	(14,999)	14,999	-	-
	39,266	4,397	-	43,663
Finance leases	(115)	13	-	(102)
Debt due within one year	(1,500)	1,500	(1,500)	(1,500)
Debt due after one year	(67,000)	1,500	-	(65,500)
Current assets investment	55,163	(6,253)	-	48,910
Total	25,814	1,157	(1,500)	25,471

28 Reconciliation of net cash flow to movement in net funds - Group

	2001 £'000	2000 £'000
Increase/(decrease) in cash in the year	4,397	(13,688)
Cash inflow from decrease in debt and lease financing	1,513	1,516
Cash (outflow)/inflow from (increase)/decrease in liquid resources	(6,253)	9,261
Change in net debt resulting from cash flows	(343)	(2,911)
New finance leases	-	(108)
Movement in net funds in the year	(343)	(3,019)
Net funds at start of year	25,814	28,833
Net funds at end of year	25,471	25,814

29 Reconciliation of movements in shareholders' funds

	Group 2001 £'000	Group 2000 £'000	Company 2001 £'000	Company 2000 £'000
(Loss)/profit for the financial year attributable to members of the parent company	(8,247)	46,558	15,021	-
Issue of share capital	-	-	859,199	-
Other recognised gains and losses relating to the year	1,675	21,296	-	-
	(6,572)	67,854	874,220	-
Opening shareholders' funds	189,100	121,246	-	-
Closing shareholders' funds	182,528	189,100	874,220	-

30 Contingent liabilities

Guarantees

There are no performance related guarantees on commercial contracts (2000 - £Nil).

Contingent liabilities

There are various unprovided minor contingent liabilities in respect of potential litigation, overseas taxes, guarantees and social benefits in various countries. However, the directors believe that none of these will have a materially adverse effect on the financial condition of the Group.

31 Commitments under operating leases

The Group has commitments to pay operating lease rentals in the year following the balance sheet date, in respect of leases expiring within the period shown below:

	2001 £'000	2000 £'000
Land and buildings		
Within one year	495	5,555
Between one and two years	577	4,400
Between two to five years	1,359	12,238
Over five years	4,276	10,993
	6,707	33,186
Other operating leases:		
Within one year	2,012	930
Between one and two years	970	1,378
Between two to five years	2,605	1,267
Over five years	44	45
	5,631	3,620

32 Finance leases and other commitments

	2001 £'000	2000 £'000
The group has obligations under finance leases due as follows:		
Within one year	6	6
Between one and two years (note 20)	96	109
	102	115

The Group had capital commitments contracted and approved by the Board as at 31 December 2001 of £3,600,000 (2000 – approved £821,000).

The company had no material capital commitments as at 31 December 2001 (2000 - £Nil).

33 Controlling parties

In the opinion of the directors, the controlling party of the Company during the current and prior year was the Butten Trust.

The Group provides, without charge, administration and secretarial support to the Butten Trust. In addition, during the year, the Group paid costs and expenses in connection with the running of the Trust amounting £55,000 (2000 - £60,000).

The ultimate holding company is PA Holdings Limited, which is registered in the United Kingdom.

Balances with PA Holdings Limited were:

	2001 £'000	2000 £'000
Amounts due from ultimate holding company	2,028	3,102
Amounts due to ultimate holding company	20,892	9,493

Transactions with PA Holdings Limited were:

	2001 £'000	2000 £'000
Payments – Recharge of employment costs	115,034	82,860
Dividends – From PA International Consulting Group Limited	10,000	-

Employment costs of certain employees of the Group are paid by PA Holdings Limited and then recharged to the Group at cost plus a surcharge of 2% of costs.

34 Post balance sheet events

Subsequent to the year end, on the 21st February 2002, the Group arranged new financing to replace the long term bank loan secured on 123 Buckingham Palace Road (note 21).

The loan is for £94,500,000 repayable by 40 quarterly gradually increasing installments with a final balloon repayment of £62,300,000 on 27 February 2012.

The interest expense is entirely hedged by a swap, which effectively fixes the rate (including margin) to 6.82% pa.

The new loan is a non-recourse loan to the group for the principal, recourse being limited to the rental income stream arising from the property.

The refinancing also resulted in the cancellation of the unutilised £60m committed revolving facility available to the Group.